9/14

04030630

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Southern Telecommunications Co.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUN 14 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4721 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 6/14/04

82-4721

Approved
by the Board of Directors of "UTK" PJSC:

Minutes №
"_____" ________________2004

ARIS
12-31-03

ANNUAL REPORT
OF "SOUTHERN TELECOMMUNICATIONS COMPANY" PJSC
FOR THE YEAR 2003

Krasnodar, 2004

Contents

I. INFORMATION ABOUT THE COMPANY

1.1. Full registered name:
Public Joint –Stock Company "Southern Telecommunications Company"

1.2. Legal address: 66, Karasunskaya St., Krasnodar 350000, Russia.

Postal address: 66, Karasunskaya St., Krasnodar 350000, Russia.

1.3. Date and number of the Company's state registration:

"Southern Telecommunications Company" PJSC ("UTK" PJSC) was set up as Open Joint –Stock Company "Kubanelectrosvyaz" on 20 May 1994 as a result of the privatization of the Rossvyazinform State Communications and Informatics Enterprise. 2001 Annual General Shareholders' Meeting approved the resolution on renaming of OJSC "Kubanelectrosvyaz" into "Southern Telecommunications Company" PJSC.

"UTK" PJSC renders services of local and long-distance telephony, wide range of value-added services (Internet, IP-telephony, ISDN and intelligent services, VPN and cable TV services, call-center services) and other telecommunications services (document communication, wire broadcasting, paging services, lease of channels).

1.4. Authorized capital and securities.

The Company's charter capital is 1, 297, 779. 38 thousand roubles composed of nominal value of shares issued in the book-entry form and distributed among the shareholders, including:

- registered common book-entry stock: 2 960 512 964 shares with par value of 0.33 ruble;
- registered preferred book-entry type A stock: 972 151 838 shares with par value of 0.33 ruble.

Table 1

Distributed and Declared Shares of the Company as at 01.01.2004

Type of shares	Number, shares	Par value, ruble
1 Distributed shares:		
- Common registered book-entry	2 960 512 964	0,33
- Preferred registered book-entry type A	972 151 838	0,33
2 Declared shares:		
- Common registered book-entry	130 814 345	0,33
- Preferred registered book-entry type A	32 711 532	0,33

Share capital structure

Table 2

Distribution of "UTK" PJSC shares among the shareholders

Description	Number of shareholder	Par value of a share, ruble	% of charter capital	% of common stock
Individuals	27465	0,33	16,13	12,69
Legal persons*	196	0,33	83,87	87,31
Total	27661	-	100,00	100,00

*including nominal holders

Information on the principal shareholders

Table 3

List of UTK shareholders owning over 1% of the authorized capital, as of 31.12.2003

Name	Number of shares		% of Charter capital	% of Common stock
	Preferred stock (shares)	Common stock (shares)		
Open Joint –Stock Company "Investitsionnaya Kompaniya Svyazi" - holder	0	1 500 670 705	38,16	50,69
Close Joint –Stock Company "Depositary and Clearing Company" – nominal holder	235 595 140	371 778 620	15,44	12,56
"ING BANK EUROASIA ZAO" (Close Joint –Stock Company) – nominal holder	45 313 033	212 056 852	6,54	7,16
"ABN AMRO BANK A.O." Close Joint – Stock Company – nominal holder	196 284 395	83 621 935	7,12	2,82
Commercial bank "J.P. Morgan Bank International" Limited - nominal holder	57 140 400	125 856 335	4,65	4,25
"Branswick U B S Warburg Nominees" Close Joint –Stock Company - nominal holder	85 688 756	134 927 510	5,61	4,56
LINDSELL ENTERPRISES LIMITED – holder	34 799 067	36 617 705	1,82	1,24
Others	317 331 047	494 983 302	20,66	16,72
TOTAL	**972 151 838**	**2 960 512 964**	**100,00**	**100,00**

Shareholders of "Southern Telecommunications Company" PJSC owning over 1 % of the authorized capital, as of 31.12.2003


OJSC "Investitsionnaya Kompaniya Svyazi" OJSC - holder 38,16%
CJSC "Depositary and Clearing Company" - nominal holder 15,44%
CJSC "ING BANK EVRASIA ZAO" – nominal holder 6,54%
CJSC "ABN AMRO BANK A.O. nominal holder держатель 7,12%
CB "J. P. Morgan Bank International"(Ltd) - nominal holder 4,65%
CJSC "Branswick U B S Warburg Nominees" -nominal holder 5,61%
LINDSELL ENTERPRISES LIMITED 1,82%
Other legal persons 4,53%
Management 0,72%
Other individuals 15,41%

Securities market of "UTK" PJSC

Shares

As a result of reorganization of ten SFD telecom operators, UTK capitalization rose to USD 258 million as of 01.01.2003. In 2003 average price of its common shares increased by 35 percent%, preferred shares - 67 percent. In 2003 capitalization of "Southern Telecommunications Company" PJSC increased by 42 % (from USD 258 mln to USD 367 mln).

As for domestic securities market the Company's shares are traded in the Russian Trading System (RTS) (common share are included in A2 quotation (KUBN), preferred shares – in B Quotation list (KUBNP)), in the stock section of the Moscow Interbank Currency Exchange (UTEL and UTELP) and may be subjects of transactions in the Stock Exchange "Saint Petersburg" (KUBNG и KUBNPG).

Bonds

UTK extends its presence in the RUR-based bond market. Placement of UTK 1.5 billion series 01 non-convertible interest-bearing documentary pay-to-bearer bond issue due 2006 with offer for the redemption - 1 year from the date of placement was successfully performed on September 18, 2003. Fixed interest rate on half-year coupon was determined at 14.24% per annum during the auction. Secondary circulation of 01 bond issue was launched on October 31, 2003 in the MICEX Stock market section.

Funds earned from series 01 bond issue were allocated to realization of "UTK" PJSC investment projects within the frame of 2003 Plan of capital construction, namely, to purchase of the equipment for extension of the existing telephone exchanges, building of new digital telephone exchanges and high-speed Internet access nodes as well as to increase of the length of the Company's communication networks.

During two months of secondary circulation effective profitability vs. repayment of UTK series 01 bonds decreased from 13,93% to 11,40% in annualized terms by the end of 2003. As a result bond owners who acquired UTK-01 bonds (tickers — ЮТК-01об., ISIN RU0009071088) at their primary placement received 2003 income of 36% annual including 32.0% - from their price growth.

In 2003 "UTK" PJSC also worked on preparation of series 02 bond issue (series 02 non-convertible interest-bearing documentary pay-to-bearer bonds. Volume of the bond issue is RUR

1.5 billion, the term to maturity is 3 years with half-year fixed coupon and offer for the redemption - 1 year from the date of placement at 100 % of the par value). On February 11, 2004 placement of "UTK" PJSC series 02 bonds was successfully performed on the MICEX Stock market section (tickers — ЮТК-02об., ISIN RU000A0AUUT0).

Dynamics of UTK share price and market indices in 2003


Share price, US cents
RTS Index
Average price common stock
Average price preffered stock
RTS Index
AKM-Telecom Index
Индекс S&P/RUX
max CS 10,3cents (20.10.03)
min CS 6,93 cents (27.01.03)
max PS
8,83 cents
min PS
5,1 cents (05.01.03)
11
10
9
8
7
6
5
4
670
570
470
370
270
170
70
04.01.2003
03.02.2003
05.03.2003
04.04.2003
04.05.2003
03.06.2003
03.07.2003
02.08.2003
01.09.2003
01.10.2003
31.10.2003
30.11.2003
30.12.2003

In 2003 trading volume of common shares stood at 5.43 million USD with total number of concluded transactions being 286. Trading volume of preferred shares stood at 2.63 million USD with total number of concluded transactions being 130.

CS - Common stock, PS - preferred stock

According tp RTS data base

1.5. ADR PROGRAM.

Level 1 ADR program was established on February, 5 1998. On April 23, 2002 the Company's Level 1 ADR program was transferred from The Bank of New York to JP Morgan Chase Bank, which at present is the Company's ADR Depositary. The Deposit Agreement among the Company and JP Morgan Chase Bank was signed on April 22, 2002 and restated on December 15, 2002 in connection with reorganization.

ING Bank (Eurasia) ZAO acts as the Custodian of the Company's common shares. One unit of American Depositary Receipt represents 50 common shares of the Company.

The Company's ADRs are quoted in the US over-the-counter market, and in Europe – Frankfort and Berlin Stock Exchanges and NEWEX (Vienna, Austria), that makes the Company's shares available to the wide circles of foreign investors.

Table 4

Name	CUSIP (WKN)	ADR ticker	ISIN
US over-the-counter market (OTC USA)	843899105	STJSY	S1843899105
Frankfort Stock Exchange (FSE)	912640	KUE	US8438991056

Name	CUSIP (WKN)	ADR ticker	ISIN
Berlin Stock Exchange	912640	KUE	US8438991056
NEWEX (Vienna, Austria)	912640	KUE	US8438991056

In 2003 number of UTK ADRs in circulation rose by 94 percent, increase of monthly average price of one ADR made 37 percent. As of 31.12.2003 ADR capitalization of "Southern Telecommunications Company" PJSC according to the US over-the-counter market made 10.8 million US dollars, the price of one ADR being 4.85 US dollars. Total number of ADRs in circulation reached 2 228 thousand units at the end of 2003. As of April 1, 2004 the largest ADR holders registered in the US Depositary Trusting and Clearing Company (DTCC) were Pictet Asset Management UK Ltd. (together with the fund Pictet Fund Eastern Europe), Union Investment Group (together with the fund Uni EM Osteuropafonds), Alfred Berg Kapitalforvaltning AB (together with the funds Alfred Berg Ryssland and Alfred Berg Afdeling Rusland), which aggregate share in total amount of UTK ADRs made 68 percent. In 2003 the leading broker-dealer with "UTK" PJSC ADRs in the US over-the-counter market was the company Brown Bros Harriman and Co.

Table 5

Period	Amount of ADRs	Growth rate of ADR amount, %	ADR Price (US$) as at the end of the period	Growth rate of ADR price %	Capitalization (US$)	Growth rate of capitalization, %
January 2003	1 214 415	5,79%	3,52	-0,85%	4 274 741	4,90%
February 2003	1 214 338	-0,01%	3,91	11,08%	4 748 062	11,07%
March 2003	1 808 170	48,90%	3,80	-2,81%	6 871 046	44,71%
April 2003	1 764 847	-2,40%	4,00	5,26%	7 059 388	2,74%
May 2003	1 764 847	0,00%	4,18	4,40%	7 368 236	4,37%
June 2003	1 775 882	0,60%	4,40	5,30%	7 769 484	5,45%
July 2003	1 822 862	2,65%	4,22	-3,87%	7 701 574	-0,87%
August 2003	1 920 965	5,38%	4,45	5,33%	8 548 294	10,99%
September 2003	1 950 965	1,56%	4,57	2,70%	8 915 910	4,30%
October 2003	2 228 802	14,24%	4,50	-1,53%	10 029 609	12,49%
November 2003	2 228 802	0,00%	4,25	-5,56%	9 472 409	-5,56%
December 2003	2 228 802	0,00%	4,85	14,12%	10 809 667	14,12%
Growth rate for 2003, %	X	94,2%	X	36,6%	X	165,3%

1.6. Information on assignment of corporate credit rating and corporate governance score to the Company.

On February 12, 2003 the international rating agency "Standard & Poor's" assigned corporate governance score (CGS) of "CGS-5.2" (maximum - 10) to "UTK" PJSC.

On April 2, 2003 the international rating agency "Standard & Poor's" raised long-term corporate credit rating of "Southern Telecommunications Company" PJSC to "B-" from "CCC+".

On August 6, 2003 Standard & Poor's Ratings Services assigned its "ruBBB" Russia national scale rating to PJSC "Southern Telecommunications Company". At the same time, Standard & Poor's assigned its "ruBBB" rating to "UTK" PJSC proposed Russian ruble (RUR) 1.5 billion senior unsecured bond issue due 2006

On November 11, 2003 the international rating agency "Standard & Poor's" raised its corporate governance score(CGS) on Russia-based fixed-line telecoms service provider "Southern Telecommunications Company" PJSC to 'CGS-5.6' from 'CGS-5.2.

At the end of 2003 the Company started its cooperation with Interfax Rating Agency on assignment of Russia national scale credit rating «RA Interfax" and with international Moody`s international rating agency on assignment of medium-term international scale credit rating. The ratings are to be assigned in the first half of 2004.

1.7. The Company's Auditor.

Full registered name: Closed Joint –Stock Company «Ernst and Young Vneshaudit».
Abbreviated registered name: CJSC « Ernst and Young Vneshaudit ».
Postal address: building 20/12, Podsosensky per., Moscow, 105062, Russia.
Tel.: 7(095) 705-97-00, 755-97-00; fax: 7(095) 755-97-01.
e-mail: lobachov@eycis.com
License No. E003246 for auditing, in particular for general and bank auditing and for auditing of insurance companies, foundations and exchanges, was granted by the RF Ministry of Finance №9 dated 17.01.2003г., valid till 17.01.2008.

1.8. The Company's Registrar.

Full registered name: Close Joint –Stock Company "Registrator-Svyaz".
Abbreviated registered name: CJSC " Registrator-Svyaz ".
Postal address: 15a, Kalanchevskaya Str., Moscow, 107078, Russia.
tel/fax: (095) 933-42-21.
e-mail: regsw@asvt.ru
License:
Number: 10-000-1-00258.
Date of issue: 1.10.2002 г.
Period of validity: unlimited.
Licensing body: Federal Commission for Securities Market of Russia.
Date from which this registrar keeps the register of the Issuer's nominal securities: 1.07.2002.

"North-Western Financial Company" Ltd acts as the Registrar's transfer agent (address of the main office: 26, 1st Krasnoarmeiskaya Str., Saint-Petersburg, 198005, tel: (812) 346-74-14; address of its Moscow branch: 9/12, Furmaniy per., Moscow (metro station "Krasnie vorota", tel.: (095) 788-14-33)

The Company's shareholders may visit receiving centers for shareholder located in different subjects of the Russian Federation at the following addresses:

Subject of the RF	Phone, fax, e_mail	Address
Kalmykia Republic	Tel. (847-22) 503-03 Fax 575-80 market@elista.ru	255, Lenin Str., Elista, Kalmykia Republic 358000
Adygeia Republic	Tel. (87722) 216-57 Fax 712-12 valpa@radnet.ru	22a, Zhukovskogo Str., Maykop, Adygeya Republic 385000
Karachaevo-Cherkessian Republic	Tel. (878-22) 524-55 Fax 580-46, 511-71	17, Soyuzny per., Cherkessk, Karachaevo-Cherkessian Republic 369000

Subject of the RF	Phone, fax, e_mail	Address
	malinina@mail.svkchr.ru	
Severnaya Osetia Republic	Tel. (8672) 546-046 Fax 540-303 ocbsoes@osetia.ru	8a, Butyrina Str., Vladikavkaz, Severnaya Osetia – Alania Republic 362040
Astrakhan Region	Tel. (8512) 247-475 Fax 229-004, 391-118 ocb@astranet.ru	7/8, Teatraljny per.,Astrakhan 414000
Volgograd Region	Tel. (8442) 936-214 Fax 365-213 vlgagent@avtlg.ru	9, Mira Str., Volgograd 400131
Stavropol Territory	Tel. (8652) 941-062 Fax 268-405 dfs@statel.stavropol.ru	10/12, Oktyabrskoi Revolutsii pr., Stavropol 355035
Krasnodar Territory	(8612) 627-199 maxima@kes.kuban.ru	40, Komsomolskaya Str., Krasnodar 350063
Kabardino-Balkarian Republic	Tel. (8662) 423-770 igaunova@kbtelecom.net.ru	14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic 360051

1.9. The Company's organizational framework.

Organizational framework of "UTK" PJSC General Directorate is of linear-functional type, that provides clear vertical integration and centralization of the decision-making.

Organizational framework of "UTK" PJSC General Directorate has

four governing bodies

-General Shareholders' Meeting ,

-Board of Directors,

-Management Board,

-General Director.

four levels of organizational structure:

- **General Directorate**
- **Branches**
- **Joint communications centers**
- **Communications sections**

four levels of operational (day-to-day) management :

- General Director,

-Deputy General Directors,

-Directors of the Departments,

-Heads of the Sections.

Organizational structure of "UTK" PJSC incorporates 13 branches and one structural division:

Branches of major business

- "Electrosvyaz of Adygeia Republic"
- "Svyazinform" of the Astrakhan Region"
- "Volgogradelectrosvyaz"
- "KabBalktelecom"
- "Electrosvyaz of Kalmykia Republic"
- "Karachaevo-Cherkesskelectrosvyaz"
- "Kubanelectrosvyaz"

- "Rostovelectrosvyaz"
- "Sevosetinelectrosvyaz"
- "Electrosvyaz" of Stavropol Territory"
- "Yugtaxofon"
- "Center of New Technologies"

Branches and structural units of secondary business:

- Training and production center»
- «Krasnodar motor-transport depot» - structural unit

Organizational framework of the mega-regional entity "UTK" PJSC is constructed in accordance with multi-divisional type, has vertical integration of functional units of all levels which provides high level of the Company's management and allows to realize large strategic projects. The present organizational framework of the Company is considered optimal and efficient.

The main functional blocks of "UTK" PJSC organization framework are:

-general management,
-technological,
-commercial,
-financial,
-economic,
-construction,
-corporate management,
-legal,
-security,
-accounting
-internal audit
-personnel control,
-administrative
-information.

During 2003 the Company worked hard on development of priority functional blocks, as a result a number of structural divisions was created.

Thus, the Company's organizational structure of General Directorate will include 17 departments and 64 divisions, all functional blocks of organizational structure of General Directorate are reflected in organizational structure of the branches.

Division	Activity
Business Development Department	
Section of business development	Developing and approving federal and regional telecom development programs including new technologies, long-range forecast of "UTK" PJSC macroeconomic performance.
Section of new technologies	Analysis of the possibility to broaden the range of provided services, making circuit designs on introduction of new technologies, coordination of the branches' work on introduction of new technologies and provision of value-added services.
Information technologies department Sections: Technical maintenance	Creating and ensuring the work of "UTK" PJSC information model, selecting information management systems, suppliers of equipment and software

Corporate resources administration Corporate software development Corporate software introduction	
Telecommunications Department Telecommunications section Section of mobile and wireless communication	 Planning, control of organization and providing for technical operation of networks, rendering technical assistance to "UTK" PJSC branches. Ensuring mobile and wireless communication in the licensed territory of "UTK" PJSC.
Section of chief metrological engineer	Control of metrological service
Labour protection section	Control of carrying out instructions on labor protection in "UTK" PJSC branches
Power supply section	Organization and improvement of technical maintenance of electrical, ventilating and conditioning equipment, introduction of new equipment.
Economic Policy Department Budgetary planning section Statistics and economic analysis section Section of labour organization and motivation Economic analysis of investments section Cost price control section	 Making up current and long-term budget, monitoring of budget execution. Elaboration of optimal economic decisions on increasing the Company's operation efficiency. Methodology, analysis and control of economic and financial activity, statistical accounting. Labour organization, staff discipline, labour norm-setting, motivation of labour. Improvement of the Company's investment activity Separate accounting, calculation of economically sound costs
Finance Department Finance section Debt instruments section Borrowed funds control section Treasury	 Developing credit and finance policy, control of financial activity of "UTK" PJSC branches, subsidiaries and affiliated companies. Control of accounts receivable and payable, work with federal bodies on receivables.
Treasury	Control of cash flows, planning and managing cash assets
Capital Investments and Construction Department Works and building section Investment projects section Design section	 Organization of civil facilities' usage and control of their technical condition, planning complete overhaul Organization of tenders and concluding agreements with developers, contractors and suppliers. Organization of development and approval of draft designs and

	project documentation for the objects of capital construction
Logistics Department	
Contract section	Interaction with foreign partners and their representatives, coordination of work on international cooperation.
Logistical support section	Provision with material resources of good quality
Internal infrastructure section	General household services.
Motor-transport section	Providing cars to the workers of General Directorate
Representative office in Moscow	Organization of the employees' staying in Moscow
Marketing Department	
Marketing section	Selection and realization of "UTK" PJSC marketing development strategy, analysis of telecom services market.
Quality and certification of services section	Developing and introducing quality system, certification of telecom services in accordance with ISO standards.
Price formation section	Preparing for Anti-Monopoly Ministry approval draft prices of regulated tariffs, determining tariff policy.
Interaction with telecom operators section	Working out agreements with "Rostelecom" and other operators, interaction with telecom companies on network connections.
Sales Management Department	
Sales of traditional services section	Developing and introducing integrated system of telecom services sales, developing principles of tariff policy on unregulated tariffs.
Section of sales to VIP-customers	Developing and introducing integrated system of providing telecom services to VIP-clients.
Section of new services' promotion and advertising	Developing and carrying out advertising campaigns of "UTK" PJSC telecom services, developing trade marks.
Corporate Management and Securities Department	
Securities and equity market section	Increase of the Company securities' liquidity, preparation and registration of "UTK" PJSC share issues.
Corporate management section	The Company's corporate management
Investor relations section	Interaction with investors.
Asset management section	Control of the affiliated companies, control and effective usage of the Company's assets
Security Department	
Information security section	Planning and taking measures on providing information and economic security of "UTK" PJSC activity.
Economic security section	Taking measures on protection of commercial classified information.
Security service	Organization and control of the state of guard in "UTK" PJSC communication and civil facilities.
Protection of state secret section	Taking measures on protection of state secret.

Preparedness activity and emergency situations section	Planning measures on providing mobilization preparedness, organization actions on civil defense training.
Legal Department Legal section Legal expertise and analysis of the branches' activity section Contractual legal section	Legal provision of the Company's activity
Administrative Department Documentation section Organization of meals section Group of delegations' reception Section of informational and operational control	Chancellery, archives, paper work, control of execution of orders and directives. Organization of the meals for employees Reception of delegations. Control of the work and technical conditions of "UTK" PJSC telecommunications and transport.
Personnel Department Personnel section Personnel training section	Work with personnel, developing "UTK" PJSC personnel policy Training and professional development of of the Company's staff
Accounting department Accounting section Taxation section Section of accounting methodology Consolidated accounting reports IAS	Economic accounting, control of its record-keeping
Information Department PR section Electronic media section Interaction with state bodies section Editorial staff	Work on interaction with mass media
Internal audit Department Audit section Methodology and Risks section	Organizing and performing audit in the Company Identification of risks and their minimization

Organizational framework of the mega-regional entity "UTK" PJSC is constructed in accordance with multi-divisional type. The Company incorporates ten branches functioning on geographical basis and three branches and one structural unit functioning on technological basis. Though the organizational structure of the Company is an effective, self-sufficient and developing management instrument, the Company's management regularly initiates the development and realization of a plan of measures on improvement of the existing organizational structure.

The basic directions of optimization of the Company's organizational structure are the following:

- Optimization of the number of structural divisions in the Company's branches – according to management standards;
- Construction of effective vertical and horizontal relations between structural divisions – according to business management doctrine;

- Optimization of the staff number in structural divisions – in conformity with scientifically proved labour standards;
- Improvement of management systems, forms and methods.

1.10. Contact information:

Phone: +7 (8612) 53-20-56, Fax: +7 (8612) 53-25-30.
E-mail: operator@mail.stcompany.ru **Web-site:** http://www.stcompany.ru

Securities and Equity Market section Tel. (8612) 59-25-38, 53-02-07, Fax (8612) 53-19-69, ocb@mail.stcompany.ru	Investor Relations section Tel. (8612) 53-20-30, Fax (8612) 53-19-69, pmaleev@mail.stcompany.ru

II. MATERIAL CORPORATE ACTIONS IN 2003

2.1. Information on corporate reorganization.

In 2003 completed the formal process of "UTK" PJSC' reorganization. Extraordinary General Shareholders' Meeting was held on January 21, 2003 where was appointed the Company's General Director, elected new structure of the Company's Board of Directors and Auditing Commission, approved new edition of the Company's Documents.

Process of the Company's reorganization started 2001 and was carried out by merging the 9th regional telecommunications operators of the Southern Federal District with "UTK" PJSC. The merging of others telecommunications operators of SFD into one Company on the basis of "Kubanelectrosvyaz" PJSC and renamed into "Southern Telecommunications Company" PJSC in 2001.

On 31 October 2002 an entry of "UTK" PJSC reorganization by merging was made in the Common state register of juridical persons and on cessation of activities of the merged juridical persons has come to the end the process of reorganization of telecommunications operators of SFD.

General purpose of the reorganization is maximal satisfaction of customers' demand for telecom services and improvement of the shareholders' well being. The primary goals of reorganization was constructed the effective strategic mechanism of attraction of investments into branch of communication of SFD and maintenance of controllability intertelecommunications network within the limits Federal District.

The priority trends of the Company's reorganization are the following:

- Enhancement of management efficiency;
- Expansion of opportunities of strategic planning, reconciliation of the programs of telecommunications' development in the long term;
- Enhancement of shares liquidity and market capitalization, enter the capital to the world market;
- Enhancement of the quality of provided services and enter to the competitive level;
- Enhancement of investments volume and receipt the additional opportunity of attraction investments resources;
- Reduction of current expenses out of synergetic effect and optimization of taxation;
- Stabilization and improvement of financial performance;
- Reception of effective redistribution opportunity and concentration of financial resources on priority projects;
- Enhancement of the Company's corporate management level.

At the end of 2003 started realization the "Program corporate restructuring in "UTK" PJSC" till 2006, this Program towards to enhancement economic efficiency and the Company's profitability and increase the market cost of the Company. "The Program corporate restructuring" provided realization the measures on functional units: growth of business opportunities, control of communication networks, organization development and management of human resources, reorganization of reorganization of information technologies, enhancement financial-economic department, restructuring of logistical support, corporate measures.

In 2004 will proceed the process of unification of technological methods and decisions on district basis, types of introduced equipment. For enhancement purposes of growth rates of sales and profitability of "UTK" PJSC activity carried out re-structuring of purchases, style and CRM-methods according the maximal satisfaction of consumers' needs.

2.2. About holding General Shareholders' Meeting (annual and extraordinary)

Extraordinary General Shareholders' Meeting was held on January 21, 2003.

Venue: 44, Krasnaya Street, Krasnodar.

Date of making a list of shareholders entitled to participate in the Extraordinary General Shareholders' Meeting: November 11, 2002.

Form of the Extraordinary General Shareholders' Meeting: in praesentia (joint personal presence).

CJSC "Registrator-Svyaz" acted as the Calculated Committee at the Meeting.

Extraordinary General Shareholders' Meeting was approved the following resolutions:

1. To terminate the powers of the General Director before the appointment time. To appoint Vladimir Lukich Gorbachev the General Director of the Company for a term of 2 (two) years.

2. To terminate the powers of the Board of Directors members before the appointment time, to elect the following members of the Board of Directors:

- Avdiyants Stanislav Petrosovich – Executive Director – Director of the Department for Economic and Tariff Policy, "Svyazinvest" PJSC;
- Belov Vadim Evguenyevich – Deputy General Director "Svyazinvest" PJSC;
- Vasilyev Mikhail Borisovich – Head of the Representative Office, "NCH Advisors Inc.";
- Gorbachev Vladimir Lukich – General Director "UTK" PJSC;
- Dudchenko Vladimir Vladimirovich – Head of Analytical Department, "NCH Advisors Inc.";
- Merzlenko Alexander Leonidovich – Vice-Presedent, "Renaissance-Capital" Ltd.;
- Romsky Georgy Alekseevich - Deputy General Director "Svyazinvest" PJSC;
- Panchenko Stanislav Nikolaevich – Deputy General Director "Svyazinvest" PJSC;
- Ukhina Irina Petrovna – Deputy Director of Department for Corporate Governance, "Svyazinvest" PJSC;
- Filimonova Galina Arsentyevna – Senior Specialist, Department of Corporate Management, "Svyazinvest" PJSC ;
- Schepilov Andrei Anatolyevich – Senior specialist, Securities Department, "Svyazinvest" PJSC .

3. To terminate the powers of the Auditing Commission before the appointed time, to elect the following members of the Auditing Commission:

- Boyarskikh Natalia Vladimirovna – Chief accountant, "Kubanelectrosvyaz", branch of "Southern Telecommunications Company" PJSC;
- Gerseva Lyubovj Aleksandrovna - Senior specialist, Department for Internal Audit and Economic Analysis, "Svyazinvest" PJSC.
- Kozin Vladimir Vladimirovich – Director of Department of Direct Investments and Property, "Svyazinvest" PJSC;
- Prokofyeva Irina Viktorovna – Director of Department for Internal Audit and Economic Analysis, "Svyazinvest" PJSC;
- Frolov Kirill Viktorovich – Senior specialist, Department for Internal Audit and Economic Analysis, "Svyazinvest" PJSC

4. To approve the new edition of the Charter of the Company.

5. To approve the new edition of the Regulations on the procedure for conducting the General Shareholders' Meeting of the Company.

6. To approve the new edition of the Statute on the Board of Directors of the Company.

7. To approve the new edition of the Statute on the Management Board of the Company.

8. To approve the percent of deductions (allocation) for calculation of quarterly and yearly remunerations to the members of the Board of Directors amounting to:

- 0,006% percent of the Company proceeds from sale of goods, works and services for the reporting quarter in accordance with the Company's accounting reports for each member of the Board of Directors;
- 0,4% percent of the Company net profit for the reporting year in accordance with the Company's accounting report for all membership of the Board of Directors.

Annual General Shareholders' Meeting of "Southern Telecommunications Company" PJSC was held on June 25, 2003.

Venue: "Health-care complex "Orbita" CJSC, Olginka, Tuapse District, Krasnodar Territory.

Form of the meeting: in praesentia (joint personal presence).

Date of making a list of shareholders entitled to participate in Annual General Shareholders' Meeting (record date): May 8, 2003.

CJSC "Registrator-Svyaz" acted as the Calculated Committee at the Meeting.

General Shareholders' Meeting approved the following resolutions:

1. To approve annual report, balance sheet, income statement and allocation of profits and losses based on the results of the reported financial year (2002).

2. To pay dividend for the year 2002 amounting to:

a) 0,1607 ruble in cash for each preferred share not later than on 24 August 2003;

б) 0,0812 ruble in cash for each ordinary share not later than on 31 December 2003.

3. To elect the following members to the Company's Board of Directors:

- Avdiyants Stanislav Petrosovich – Executive Director – Director of the Department for Economic and Tariff Policy, "Svyazinvest" PJSC;
- Belov Vadim Yevgenyevich – Deputy General Director "Svyazinvest" PJSC;
- Vasilyev Mikhail Borisovich – Head of the Representative Office, "NCH Advisors Inc.";
- Igor Vilgelmovich Volkovyskiy - Head of Administrative Department of the Board of Plenipotentiary of the President of the Russian Federation in the Southern Federal District ;
- Gorbachev Vladimir Lukich – General Director "UTK" PJSC;
- Kulikov Denis Viktorovich - Expert, Investor Protection Association (non-commercial organization) Moscow;
- Alexander Leonidovich Merzlenko – Deputy General Director of Financial Consultant Administration, "Renaissance – Capital – Financial Consultant" Ltd;
- Stanislav Nikolaevich Panchenko - Deputy General Director, "Svyazinvest" OJSC ;
- Georgy Alekseevich Romsky - Deputy General Director, "Svyazinvest" OJSC ";
- Irina Petrovna Ukhina - Deputy Director, Department of Corporate Management, "Svyazinvest" OJSC;
- Andrei Anatolyevich Shchepilov - Chief specialist, Securities Department, "Svyazinvest" OJSC.

4. To elect the following members of the Company's Auditing Commission:

- Boyarskih Natalya Vladimirovna;

- Gerseeva Lyubov Alexandrovna;
- Kozin Vladimir Vladimirovich;
- Prokofyeva Irina Viktorovna;
- Frolov Kirill Viktorovich.

5. To approve "Ernst and Young Vneshaudit" as the Company's auditor for the year 2003.

6. To approve the percent of deductions (allocation) for calculation of quarterly and yearly remunerations to the members of the Board of Directors amounting to:

- 0,006% percent of the Company proceeds from sale of goods, works and services for the reporting quarter in accordance with the Company's accounting reports for each member of the Board of Directors;
- 0,4% percent of the Company net profit for the reporting year in accordance with the Company's accounting report for all membership of the Board of Directors.

7. To approve the new edition of the Regulations on the procedure for conducting a General Shareholders' Meeting.

2.3. Approval of the Company's budget for the year 2003.

"UTK" PJSC' Board of Directors was approved Company's budget for the year 2003:

Main budget indices for the year 2003

Table 6

Index	unit	2003 budget
I. Telecommunications development		
Increase in basic telephone sets, total	sets	244 596
Average number of lines	lines	3 409776
II. Financial highlights		
Sale revenue	RUR mln.	13 269, 600
Expenses on common activity	- " -	9 765, 824
Pre-tax profit	- " -	1 500, 009
III. Business efficiency ratios		
Income/line	RUR.	3 891,6
Pre-tax profit/line	- " -	439,9
Income/employee	- " -	322 124,6
Pre-tax profit/ employee	- " -	36 413,3
Lines per employee	line/employee	82,77
IV. Labour		
Average number of employees on pay-roll	employees	41 194
Average wage of employee	RUR.	6532,3
V. Investments		
Investment volume	RUR mln.	8 308,2
Basic assets put into operation	RUR mln.	7 123,7

Number capacity put into service	Ths. №№	513,3

2.4. Information on Stated (Accrued) Dividend Payment under Issuer's Shares.

Table7

Name	Common shares	Preferred shares
Amount of stated (accrued) dividend under issuer's shares of each category per share	0,0812	0,1607
Amount of stated (accrued) dividend under issuer's shares in the aggregate for all shares of one category	240 393 653	156 224 800
Date of the General Shareholders' Meeting, Date and Number of the minutes of the meeting of the issuer's governing body taking the decision on payment (stating) of dividend:	Minutes № 14 of 25.06.2003.	Minutes № 14 of 25.06.2003.
Time fixed for payment of the stated dividend under the issuer's shares	Not later than 31.12.2003	Not later than 31.12.2003
Total amount of paid dividend per 31.12.03	150 438 438	133 109 706,41
Reasons of non-payment of the stated dividends	Wrong essential elements, shareholders' addresses have changed	Wrong essential elements, shareholders' addresses have changed
Total amount of paid dividend per 30.05.04		

2.5. Information about the Company's participation in Road show, big exhibitions, conferences, meetings of the top management with investment funds, shareholders (presentations).

In 2003 Company's representatives took part in big exhibitions, forums, conferences, and presentations:

On 3 April 2003 Vladimir Gorbachev, General Director of "UTK" PJSC took part in Russian Economic Forum held in London. At the Forum the Company's management held several meetings with foreign investors and presented in full main financial and economic results of "UTK" PJSC activity and its business plans for four years ahead.

On 6-9 April Company's top officials took part in International Investment Forum "South of Russia-2003" held in Madrid.

On 18 April 2004 delegation of top managers headed by Dr. Mark Mobius visited Krasnodar and met with "UTK" PJSC General Director Vladimir Gorbachev. During the meeting Dr. Mark Mobius familiarized with the presented materials, it was discussed results of the Company's activity and forecasting Company's progress.

On 21-22 April 2003 "UTK" PJSC' top managers took part in the international congress "Trust and Security in the international Society". The congress was organized by the CIS Inter-parliamentary Assembly and sponsored by the Ministry of Russian Federation.

On 12 May 2003 "UTK" PJSC was awarded Gold medal of the Russian-Swiss Business Club (RSBC) for irreproachable business conduct. Decision on awarding was taken by Expert Council including representatives of the Russian Union of Industrials and Entrepreneurs, Supreme Institute for Business and Management (Geneva), non-commercial partnership "National Credit Bureau" and international consulting company "Technomic Consultants. Gold Award "For irreproachable business conduct" gives "UTK" PJSC the right to become a member of the Russian-Swiss Business Club. It is a recommendation in a way for the Company's future activities in Switzerland and other foreign countries.

On 23 May 2003 "INTERNATIONAL GOLD MEDAL AWARD" for Quality and Efficiency was presented to "UTK" PJSC General Director Vladimir Gorbachev at the Gold Award Ceremony in London. "INTERNATIONAL GOLD MEDAL AWARD" was presented in the context of the International Summit "Global Rating Leaders 2003" and is recognition of the Company's breakthrough achievements in the sphere of quality of the provided services and management efficiency.

On 4 June 2003 "UTK" PJSC demonstrated its possibilities providing various telecom services at the exhibition "Industrial potential of the South of Russia 2003" held in exhibition centre "Vertol-Expo" Rostov-on-Don. The presentation of ADSL technology of high-speed data transmission was successfully held at the exhibition.

On 25 June 2003r at the "UTK" PJSC' Annual General Shareholder's Meeting was held meeting of the Company's management with analysts and representatives of mass-media.

On 1 July, 2003 the third regional conference of the Ministry of Communication and Informatization of the Russian Federation "Electronic Russia - for person, business, society" was held in Krasnodar Territory, in OK "Orbita" of "UTK" PJSC. The key event of the forum was lively discussion of the realization of the Federal target program "Electronic Russia" in the Southern Federal District.

On 15 July 2003 Peter the Great National Award was presented to Vladimir Gorbachev, General Director of "Southern Telecommunications Company" PJSC. Peter the Great Award was conferred to "UTK" PJSC General Director by the Russian public Council for significant personal contribution to implementation and development of new technologies.

On 27 August 2003 "UTK" PJSC for the first time presented the statement formatted International Accounting Standards (IAS). Till 2002 "UTK" PJSC prepared the financial statement in accordance with Accounting Standards USA (GAAP USA). The "UTK" PJSC' statement for the year 2002 according IAS was audited by Independent Auditor "Ernst and Young Vneshaudit".

On 4 September 2003, was held the teleconference devoted to publication "UTK" PJSC' statement for the year 2002 according IAS. In the teleconference took part Company's top officials and key Russian analysts on telecommunications.

From 9 to 13 September 2003 traveling exhibition "InfoCom-2003" was held in Krasnodar.

On 15 September 2003 was held in Moscow conference with analysts and investors, devoted appointed on 18.09.2003 the placement of "UTK" PJSC the first bond of the series 01. At the conference was presented the plans of the Company's development till 2006.

From 26 to 29 October 2003 "took part "UTK" PJSC representatives in International Investment Forum "South of Russia-2003" held in Berlin.

On 18 November 2003 "Russian National Olympus" – Main All-Russian Public Award and Sole Prize reflecting remarkable achievements of Russian society in all sphere of its activity was presented to Vladimir Gorbachev, General Director of "UTK" PJSC in Moscow.

2.6. Information about implementation of measures on investor relations and development of secondary market of shares (description of main events)

In 2003 the Company's Board of Directors was approved "Information Rules" of "UTK" PJSC and the Program on Investor Relations for the year 2003. "UTK" PJSC internal documents were made up according to the requests of Federal laws: "On Protection of rights and legitimate interests of investors on securities market", "On Joint-Stock Companies", "On Securities Market", "On Mass-Media", other normative acts of the Russian Federation and subject to the state of Chapter 7 " Code of Corporate Conduct" recommended to FCSM of Russia, provided for an order, schedule of measures and contact group in the process of the Company's Information Disclosure.

"UTK" PJSC' Program on investors relations provided: meetings, organization of presentations and negotiations of the Company's officials with the representatives of Investment Community, publication in printed and electronic mass-media, information and Internet news about Company's activity was distributed to the investors groups. Annually "UTK"PJSC' Board of Directors was presented the Report of the realization the Program of Investor Relations.

In 2003 the following work was carried out:

1. Quarterly reports of the securities' issuer were made up, information on material facts were forwarded to FCSM of Russia. All the information was electronically distributed among big shareholders and investors, stock exchanges and information agencies. At a stated time were published materials in the newspaper "Rossiyskaya Gazeta" (according to Charter of "UTK" PJSC), "Vedomosty", in the AKM and "Interfax" news, on the corporate site http://www.stcompany.ru.
2. To support its shares in the Russian Trading System (RTS), in the Stock Exchange "Saint Petersburg", in the stock section of the Moscow Interbank Currency Exchange (MICEX) and may be subjects of transactions the Company presented the following information on a regular basis: quarterly reports on securities, emission documents, material facts, press-release of the Company. On the mentioned above Russian stock exchanges was presented securities' form of the issuer with updated information about the Company.
3. During 2003 "UTK" PJSC regular presented the information on the Company in "SKRIN", Bloomberg, on the Rustocks.com site and capitallinkrussia.com. site.
4. Report of "UTK" PJSC' activity for the year 2002 and industrial - financial tasks for the year 2003 were located on the Company's site and distributed on February 2003 to the interested parties by e-mail.
5. "UTK" PJSC department collected and processed information for forwarding to FCSM of Russia, location to the Company's site and distribution to the analysts and shareholders the materials about Company's activity.
6. "UTK" PJSC Information Department supported its web-site http://www.stcompany.ru in Internet by Russian and English version on the site's section "Investor relations and shareholders" and publication Company's press release.

7. During the year 2003 translation about Company's activity subject to obligatory disclosing according to the Russian legislation was presented to JP Morgan Chase Bank (for "UTK" PJSC' ADR holder) and Securities Commission USA (SEC USA).
8. Results of the Company's activity for the first half year 2003 (№17) and information of "UTK" PJSC' bonded debts (№21) were published in the "Securities' Market".
9. Results of the Company's activity for the year 2002 to IAS and plans of its future development (№83 and №85 for the year 2003) were published in the "The Russian Journal".
10. Company presented the all information for credit rating control to "Standard & Poor`s" Ratings Services.
11. On 25.06.2002 Annual General Shareholder's Meeting of "UTK" PJSC was held. In this connection the Company carried out all necessary actions (Meeting Notification in newspaper and mass-media, location on the Company's site, distribution Meeting materials to the shareholders, disclosure Meeting results).
12. During pre-standing procedure to the Annual General Shareholders' Meeting was carried out interaction with Depository-bank "JP Morgan Chase Bank" and casting-bank "ING Bank (Eurasia) CJSC" the Company's ADR program on the loyalty in voting of ADR holders: distribution of Meeting Notification, Voting Instruction Cards and all necessary materials to the Meeting in English.
13. Since July 2003 was carried out the information support of procedure of UTK" PJSC bond issue series 01 by informational memorandum, location of press-release and location issuing documents on the Company's site.
14. On August 2003 was concluded agreement between "IK AVK" CJSC and "UTK" PJSC on design and printing the Company's informational memorandum in Russian and English, presented necessary information, carried out meeting of AVK analysts and Company's management. The work will be completed in the first quarter 2004 by distribution the Company's informational memorandum to the investors and shareholders.
15. On 04 September 2003 was carried out the teleconference about publication the Company's report according to IAS for the year 2002, in which took part the Company's management and senior Russian telecommunication analysts
16. On 15 September 2003 in Moscow was carried out the conference devoted appointed on 18.09.2003 the placement of "UTK" PJSC the first bond of the series 01, was presented the plans of the Company's development till 2006.
17. On 18 September 2003 was placed the first "UTK" PJSC bond amounted RUR 1.5 milliard in the MICEX stock market.
18. On 23 September 2003 was published the results of research of an information transparency of 60 Russian Companies on basis monitoring of source information by international rating agency Standard & Poor's. According to estimations Standard and Poor's, the level of an information openness of "UTK" PJSC has grown for last year on 24 % (from 33 % up to 57 %), that is the best result among the inter-regional communications companies.
19. In 4 quarter 2003 was posted booklet of "UTK" PJSC' Annual report (Russian and English) and informational memorandum on the first bonded debts to principal shareholders and investors, stock exchanges and informational agencies. The companies-addresses amounted 190, of them 95 foreign.
20. On October 2003 was initiated the process of review Corporate rating of the Company's management by Standard&Poor's, as a result on November 2003 the Corporate rating of the Company was raised from 5.2 to 5.6 points. According the analysis of Standard&Poor's report on the "UTK" PJSC corporate rating was made up the plan of measures to improve the practice of the Company's corporate management.
21. On November 2003 Company took part in the contest of Annual reports and sites of the companies, carried out by "RTCB" magazine and "Stock exchange RTS"

22. "UTK" PJSC results and development of new services plans were published in the Company's press-release, which was distributed to the shareholders, information agencies and investment companies on November 2003.
23. On September 2003 was held the meeting with the specialists of consulting Company on investor relations "Ansdell Associates" to score IR the Company's recourses and Company understanding by Investment Community' members.
24. In 2003 using the experts of Shearman&Sterling LLP was analyzed the Company's possibilities and expediency passing listing on the key world stock exchanges.
25. On December 2003 was signed agreement with "Interfax Rating Agency" on appropriation to the Company credit rating "Interfax RA" on the national scale, it was presented materials for analysis, held a meeting with the Company's officials. On April 12, 2004 "Interfax Rating Agency" in association Moody's Investors Service assigned a long-term national- scale credit rating of Baa3 (rus) and short-term rating of RUS-3 to "Southern Telecommunications Company" PJSC. The Agency also assigned Baa3 (rus) to two bond issues.
26. Department on investor relations was interacted with key telecommunication analysts to prepare the answers to arising questions and to draw up analytical vision on Company's activity. It was located on the site analytical vision of "Invest Group Center", "Promstroybank" PJSC, "MDM-Group".
27. It was carried out the analysis of financial market, dynamics of shares, bonds and ADR inter-regional telecommunications companies and news stream on telecommunication market. According the received information was prepared reviews about "UTK" PJSC position on the securities market for internal using.

2.7. Charity.

In 2003 sponsorship and charitable contributions of "UTK" PJSC amounted to RUR 73313,1. Charitable contributions were directed to the health protection needs, education and installation of telephones of participants and invalids of the Great Patriotic war.

2.8. Work with customers, users of value-added services.

It is important both scientific and technical aspects of the perfection as well as customers interaction. Service needs to be made, it needs to be sold qualitatively and effectively. Company's financial well-being and possibility of investments into communications facility development depended as far as efficient, qualitatively realized services and in proper time received payment.

In order to solve this task we must radically change our attitude to a client. In 2002 "UTK" PJSC worked hard on this problem. Pursuant to "Complex system of the organization of sales of communication service sand advertising on telecommunication market of SFD" worked out, introduced and approved by the decision of "UTK" PJSC Managing.

Practically in all branches established Unified billing centers. In 2004 such centers will appear in two branches " Electrosvyaz of Adygeia Republic" and "Sevosetinelectrosvyaz".

Creation of a special sub-division for customer service makes it possible to improve quality of work with clients and to realize a new concept of customer relationship based on CRM-philosophy. Centralization of telecom services sales and usage of unified algorithms of work with customers in all branches will result in creating favorable conditions for rendering services of guaranteed quality to any user in the licensed territory of PJSC "Southern Telecommunications Company". At the same time the following problems find their solutions:

- Meeting the requirements of different categories of customers in respect to the range of offered telecom services;
- Rather high level of VIP-client service;
- Competent promotion of services to the SDF telecom market taking into account

priorities in the spheres of services, regions and client segments.

For realization of delivered questions by each branch within the introduction of Complex system of the organization of sales (CSOS) plans for development of the service centers and points of sales and plans of improvement of quality of service of users are developed and realized. In 2003г. creation of a network of the service centers - the places of granting of a full complex of services of communication rendered by branch has proceeded. The organization of the removed workplaces on granting access to a telephone system in the service centers has allowed to approach services to the consumer. In result by the end 2003г. 111 service centers where clients can conclude the contract on installation of phone are created, get the terminal equipment, buy service telephone cards, work in the Internet, send telegrams, call on intercity. 2097 service sites are organized also. According to requirements of complex system of the organization of sales the service centers and service sites are made out according to the authorized firm style of the company and create uniform recognized information space for the users, allowing it is easy for them to be guided in a spectrum of given services, rules of rendering of services, system of carrying out of calculations, the order of application of working tariffs.

In all branches typical forms on work with users that allows to save time of the client and the operator serving him are introduced.

It became possible introduction in communication the billing systems, allowing to connect the increasing amount of workplaces of the service centers and service sites in a mode of real time to corporate servers for the organization of operative information interchange, including on the acted{arrived} payments for services of communication. Such organization of work allows to reduce quantity of manual unproductive work on input of the information.

According to plans of improvement of quality of service of users progressive forms of work with clients actively took root: answer phones about a condition of the personal account of subscribers; autoinformation in which the subscriber can independently familiarize with a condition of the personal account; systems of the voice notification of debtors about presence of debts on payment of services of communication; payment of services of communication by means of service telephone cards (STK) and bank cards; accommodation of the information on a condition of the personal account of the subscriber on a site of branch; dispatch of accounts for services of communication and decoding by e-mail; reception on a network the Internet of applications for installation of phone, elimination of damages, etc.; uniform reference services about the operating procedure and rendered services; a dealer network on sale of services of communication{connection}; demonstration of services in client halls.

For definition of real needs of the population in installation of phones, all branches during the period from March till August 2003 carried out inventory of unsatisfied applications on granting of access to a telephone system. As a result of verification the turn is reduced by 348,9 thousand applications or 48,4 % to total очередников on the beginning 2003. Plans of carrying out of verification очередников are executed by all branches. As of 01.01.04 the quantity of unsatisfied applications has made 383,1 thousand applications. In view of inventory, performance of plans for development and a gain очередников for 2003 the turn was reduced to 47 %.

Big attention was paid to activation of sales of additional services (AS) of EATE.

For promotion of additional services (AS) the "Subscriber's Reference Book" is prepared and issued where additional services are presented.

Serious tasks face the Sales Department in 2004г. It is planned to continue work on establishment and registration of the service centers, service sites, Internet-clubs, business optimization – rendering services on communication and document circulation. Sales of typical and mass services of communication through agency and dealer networks will be activated.

At the 2-nd stage of introduction of the Complex system of sales (CSS) specialists of General management together with branches will develop recommendations on organization of work with customers in UES, structure formation of the service centers and service sites in regions.

After realization of the most demanded opportunities of the calls processing center according to the results of marketing researches the information and reference services of users will be improved, uniform information services where the customer can receive answers to all questions are set up.

Introduction of complex services of the mobile payment business (payment for communication services by STK, bank cards etc.) will allow to expand opportunities of self-service of customers.

All this can be realized only with simultaneous training of specialists of head-offices and further training of the personnel of branches according to the program for 2004r.

One of important trends of the Company's activity in the field of commercial effectiveness development is establishment and development of the system of service sales to the VIP-customers – "Order of work with the VIP-customers in "UTK" PJSC".

In 2003 the basic document was worked out, approved and distributed on all levels of the Company. This document is the methodological base for introduction of system of service sales to the VIP-customers – "Order of work with the VIP-customers in "UTK" PJSC". It includes the list of main issues concerning work with the VIP-customers, methods of registration of corporate customers in the VIP category (on the basis of economic, structural and branch criteria), samples of accounting forms, rules of use of temporal occasions, and also the list of the main business-processes.

Introduction of system of service sales to the VIP-customers passed through 2 stages. The first stage of introduction was carried out from January till December 2003. The following results were achieved:

In the field of structure arrangements

The construction of a functional vertical on work with the VIP-customers at all levels of the Company is started. It resulted in organization of divisions in the majority of branches, appointment of specialists who carry out sales in conformity with business-processes approved in the "Order of work with the VIP-customers in "UTK" PJSC.

For effective interaction between divisions and specialists the documentary base is developed and introduced. It allows to provide operative processing of inquiries of customers. In branches "Svyazinform" Astrakhan Region", "Rostovelectrosvyaz", "Volgogradelectrosvyaz" the guiding documents regulating vertical and horizontal interactions between divisions were issued.

For provision of effective work with the most important VIP-customers the specialists executing functions of personal managers are appointed.

The General management carried out methodical support and coordination of processing of inquiries of the VIP-customers of "strategic" category. To provide more effective satisfaction of requirements of South-Western Bank SB RF regarding construction of a virtual private network of data transmission, the working group including specialists from General management, branches "Rostovelectrosvyaz", "STC" ("Scientific Technologies Center") and representatives of the bank has been organized.

In many branches the system of VIP-stamps is introduced. On all documents (contracts, incoming letters, official letters) that are used in the work with the VIP-customers the mark "VIP" is put down. The VIP stamp is used in databases of billing programs.

The personnel were trained under the complex program. It was prepared and held 5 training seminars (including one in Volgograd). A professional business-consultant and a psychologist were invited for the seminars. The program included such questions as methods of work with customers, psychology of dialogue, consumer qualities of communication services, methods of effective sales.

In the field of practical work with customers

Lists of the VIP-customers are compiled. As of 31.12.03 the total number of the VIP-customers on support amounted to 670 companies.

The participation of representatives of the commercial bloc of "UTK" PJSC in branch meetings is put on permanent base. On these meeting the problems and needs of corporate customers of the VIP category (meetings of the "Union of builders of Kuban", sessions of mass-media workers, etc.) are considered.

In the "Svyazinform" Astrakhan Region" branch the experimental granting to big customers of the personal VIPs-cards fixing the VIP-status to a key figure of the company is started.

To increase sales efficiency the introduction of the following methods and technologies is started:

- Individual business program – the document in the form of a task where the data of the customer are fixed on the basis of which specific initiatives are developed and after their realization, the report on the received results is prepared.
- When working out an individual approach to requirements of customers the albums of individual decisions as elements of VIP-motivation are provided. The work with the VIP-customers in 2003 corresponds to tasks of the 2-nd stage of introduction of the Complex system of sales (CSO) and requires:
- To complete construction of a functional vertical on work with the VIP-customers at all levels of the company.
- To standardize procedures of interaction of services on providing services to the VIP-customers.
- To continue appointment of specialists carrying out functions of personal managers.
- To continue introduction of direct sales on the basis of "individual business programs".
- To develop the product-catalogue of complex services for the VIP-customers.

2.9. About work with personnel of the Company (intra-corporate events, corporate issues)

Important questions in personnel management are questions of social protection and improvement of their welfare. Constant work, aimed at improvement of working conditions is carried on in the Company. The questions of social protection of employers and improvement of their welfare are under constant control of the Company's executive committee. One of the significant main events in Company's life is the adoption of the unified Collective Agreement for the year 2004. All aspects, connected with provision of social and labour guarantees of employers, with creation of favorable conditions, contributory to stable and effective activity of the Company and successful long-term development are reflected in the new Collective Agreement.

The present system of motivation of employers 'labour provides for not only material fees but moral fees as well. For achievements in the field of development and improvement of communication facilities in UFO the Company established the title "Master of communication in the South of Russia", Diploma, and gratifying letter from the General director of the Company.

According to the program of personnel management, the important element of corporate culture management is the release of TV program "Netelefonnii conversation" and publication of corporate newspaper "Vestnik UTK", which after one year of life-time became an effective means of information communication within the Company. Owing to corporate press, electric communication operators of South of Russia learn about manufacturing life, about Company's plans for the nearest outlook, about balance of the work for the past period, about interesting people, about the brightest events in the history of each subsidiary.

In the year 2003 together with a TV program "Severnii Kavkz" a TV project was released, in which every two weeks on the territory of all regional subsidiaries informational topics about life and achievements of the Company are put on the air. In Krasnodar territory the TV program "Netelefonnii conversation" continues to work. Its topics combines advertising and image materials of PJSC "UTK", which were prepared by journalists of the TV company and the specialists of "Southern Telecommunications Company". Realization of this project maid it possible to establish feedback with subscribers, to make up with the deficiency in information about service and prospects of telecommunication development. The guides into the world of technical novelties are Specialists of the Company.

In General management of PJSC "UTK" an electronic information bulletin "Nasha Gaseta" is published every month. It reflects main events and contains an informational survey of mass Media.

Apart from publishing corporate newspapers and release of television broadcast in 2003 intra-corporate events were held at PGSC "UTK":

- Professional competitions that were organized by the Training Center of the Company;
- Sports day of the employers of electronic communication of Southern federal district
- ALL-Russian competitions of ping-pong among the employers of communication;
- Festival of KVN teams of employers of electronic communication in Krasnodar Territory;
- Tourist's meeting of employers of electronic communication in Krasnodar Territory;
- Shown-contest of groups of amateur art activities of electronic communication in Krasnodar Territory;

Executives of PJSC "UTK" apply to the conception of management, which main credo is increase of organization effectiveness as the result of increase of effectiveness of the Company's human resources.

2.10. Work on improvement of quality control system

Improvement of quality control system according to the requirements of standards ICO 9000 allows to provide for reliability and stability of our Company and makes it also possible to achieve the set goal – to supply Southern regions of Russia with full range of telecommunication services of high quality with well developed servicing.


ДИПЛОМ

Results of successful work of the whole collective can be considered the high places, which the Company and its subsidiaries win at different competitions .



- For introduction high performance methods of quality regulating, for achievement of significant results in quality of communication service provision and informatization PJSC is acknowledged as the winner in the branch of quality at the competition of Ministry of Communication of Russia and the subsidiary "Svyazinform" Astrakhan Region" is acknowledged as the laureate in nomination "Operators of telephone communication" .
- According to the results of regional competitions in the branch of quality PJSC "UTK" is awarded with diploma of degree 2 (the competition of Krasnodar Territory administration in the field of quality) and the subsidiary "Electrosvyaz" Stavropol Territory" is admitted as the winner (the competition of Stavropol Territiry administration in the field of quality).
- In the framework of competition of the Program "100 best Russian goods" the subsidiaries of PJSC "UTK" "Kubanelectrosvyaz" (service ISDN) and "Electrosvyaz" Stavropol Territory" (long-distance telephone communication service) became the winners in nomination "service".

III. POSITION OF THE COMPANY IN THE TELECOMMUNICATIONS SECTOR

The Southern Federal District is one of the seven federal districts formed in the territory of the Russian Federation in order to increase management efficiency of the federal state

Its territory spreads along the south of Russia from Ukraine to Kazakhstan and includes Northern Caucasus and adjoining areas of Caspian and Black Sea coasts, lowermost Volga region. The Southern Federal District borders on the Azov and Black Seas in the West, Caspian Sea – in the East, Grand Caucasian mountain ridge – in the South and steppe and forest-steppe regions – in the North.

The Southern Federal District includes 13 subjects of the Russian Federation: Adygeia Republic, Dagestan Republic, Ingushetia Republic, Kabardino-Balkarian Republic, Kalmykia Republic, Karachaevo-Circassian Republic, Northern Ossetia – Alania Republic, Chechen Republic, Krasnodar and Stavropol Territories, Astrakhan, Volgograd and Rostov Regions. Rostov-on-Don is the administrative centre of the Southern Federal District.

The Southern Federal District is situated on the crossroad of important land, sea and aerial communications between the countries of two continents and has a developed infrastructure and diversified economy. So, it has every opportunity to use its favorable geo-economic location for strengthening the economy of our country.

Strategic factor is closeness of the SFD territory to reserves of oil in the Caspian Sea shelf and to Euro-Asian transnational transport communications and energy bridges created by the western countries. Special importance of the Southern Federal District is also determined by the fact that the Russian Federation has direct exit through the Black Sea and Caspian ports to the countries of the Middle and Near East being the Russia perspective partners in the XXI century in the spheres of trade, economic, scientific, technical and other relations.

On 31 October 2003 consolidation of ten largest fixed line operators of the Southern Federal District was successfully completed. As a result, "UTK" PJSC got an opportunity to optimally plan and develop its inter-regional communication networks in order to reduce cost of services which gave the Company competitive advantages in the marketing policy and allowed to raise profitability of business and strengthen its position in the market. In 2003 share of "Southern Telecommunications Company" PJSC in the market of traditional telecom services rose from 70,3% to 83%, in the market of value-added services - by 4% to 36% (including 51% in the market of Internet services), its share in the market of telecommunications services as a whole stood at 46,5%.

Comparison of market shares of "UTK" PJSC and "Svyazinvest" OJSC (2003 – according to preliminary information)

Table 8

	2002 (actual)		2003	
	"Svyazinvest" OJSC	"UTK" PJSC	"Svyazinvest" OJSC	"UTK" PJSC
Volume of telecom services (market), RUR bln	270*	22.6	359.1*	28.4**
Revenue (incl.), RUR bln	98.1	10.1	145.2***	13.2
Market share, %	36.3	45	40.4	46.5

Sources:
* - RF Ministry for Communication
** - RF Goskomstat
*** - "Svyazinvest" OJSC

Dynamics of telecom market growth in the licensed territories of "UTK" PJSC for the period of 2001-2003, RUR mln


30000,0
20000,0
10000,0
0,0
7791,1
2442,6
6950,0
4328,6
12050,0
2126,2
1501,6
7496,0
5703,8
2002
2003
Cellular services
Other services
Value-added services
Long-distance fixed line telephony
Local telephony

Dynamics of telecom market structure in the licensed territories of "UTK" PJSC for the period of 2002-2003, %


100%
80%
60%
40%
20%
0%
34,5%
4,9%
30,7%
19,1%
10,8%
41,7%
5,2%
26,0%
19,8%
7,4%
2002
2003
Cellular services
Value-added services
Long-distance fixed line telephony
Local telephony
Other services

Branches of "UTK" PJSC (population analysis)

"Southern Telecommunications Company" PJSC operates in the territory of ten subjects of the Southern federal district (SFD) occupying 520 thousand square kilometers (88,2 % of the whole territory of the Southern federal district).

Population of 10 regions of the Southern federal district is 18,759 ths people (81,9 % of the District population). Major part of the population of 10 regions (61,3 %) lives in cities (57,5 %). The highest share of urban population (75,2 %) is in the Volgograd Region. In two out of 10 regions – Karachaevo-Cherkessian Republic and Kalmykia Republic – rural population prevails (56 % and 55,7 % accordingly).

According to information for January - November 2003 the highest average per capita income per month is in the Rostov Region and the Volgograd Region (3875.5 and 3727.4 rubles accordingly). The lowest per capita income is in Kalmykia Republic (1906.8 rubles per month).

The average size of private household throughout 10 regions of SFD is 2.9 people (3.1 people throughout a whole District) which is higher than average national level being 2.7 people. Families in Kabardino-Balkarian Republic have the greatest number of members (3.9 people); the lowest number is in the Volgograd Region (2.7 people).

Table 9

Index	Source of information	Measure unit	Adygeia Republic	Asrakhan Region	Volgograd Region	Kabardino-Balkarian Republic	Kalmykia Republic	Karachaevo-Cherkessian Republic	Krasnodar Territory	Rostov Region	Severnaya Osetia - Alania Republic	Stavropol Territory	Total, "UTK" PJSC	Total, Southern federal district
ry	Goskomstat RF	Ths sq. km	7,6	44,1	113,9	12,5	76,1	14,1	76,0	100,8	8,0	66,5	519,6	589,2
y income per (January- ber 2003)	Rostobkom-stat	RUR	2469,5	3634,4	3727,4	2825,6	1906,8	2463,4	3436,4	3875,5	3058,6	2997,2	-	-
e of telecom s	Goskomstat RF	RUR mln	206,9	1325,3	3519,5	433,0	126,5	344,4	10675	5895,6	570,1	5303,8	28400,1	28882,3*
tion	Goskomstat RF (2002 population census)	Ths people	447	1005	2699	902	292	440	5125	4404	710	2735	18759	22907
e size of household	Goskomstat RF (2002 population census)	people	2,9	2,9	2,7	3,9	3,2	3,4	2,9	2,8	3,5	2,9	2,9	3,1
wage (in	Goskomstat RF	RUR per month	1665,0	1949,0	1821,0	1624,0	1756,0	1740,0	1910,0	1961,0	1535,0	1962,0		

- estimated by the marketing department of the General Directorate

IV. PRIORITY TRENDS OF THE COMPANY' S BUSINESS OPERATIONS

4.1. Main development trends of the Company.

TRADITIONAL TELECOMMUNICATIONS SERVICES

- Counteraction to competitors in the market of long-distance telephony.
  The necessity to activate this work is caused by growing tendency of redistribution of long-distance traffic between "UTK" PJSC and cellular operators and providers of IP-telephony services resulting in decrease of long-distance traffic of fixed line communication and reduction of UTK revenues from domestic and international long-distance telephony.
- Development of public switched telephone network PSTN paying special attention to business sector (high profitability, good prospects of broadening the range of provided services)
- Introduction of pre-paid universal service cards.
- «Packetizing» with other services.

Long-distance telephone services

Taking into account the downward tendency in volume of long-distance traffic and revenues from services of long-distance telephony, mainly due to competition from cellular operators and providers of IP-telephony services, it is necessary to introduce new flexible tariffs on long-distance services.

Since January 1, 2004 uniform tariffs on long-distance telephony for all categories of customers (individuals and organizations) operate within the framework of each of two groups of branches:

The first group - Astrakhan, Volgograd, Rostov Regions, Krasnodar and Stavropol Territories;

The second group – Adygeia Republic, Kabardino-Balkaria, Kalmykia, Karachaevo - Circassia, Northern Ossetia.

Local telephone services

Development of public telephone network serves as a basis for attraction of potential customers including users of value-added telecom services (ISDN, Internet, etc.), and as one of the growth factors of long-distance traffic.

VALUE-ADDED SERVICES

- Introducing new technologies and services meeting the customers' real requirements (Call-centers, intelligent services, cable TV)
- Making value-added services more competitive including in the spheres of customer service.
- Developing integrated data networks (multi-service networks) in the Southern Federal District
- Introduction of universal service cards .
- Popularization of pre-paid service cards.
- Technical realization of intra-regional service roaming.
- Providing services "in packet".

Package of services (Internet, IP-telephony, data transmission and others)

Demand for package services (according to the results of 2003 marketing research) was manifested by 10 % of the business sector. That is why the Company plans to develop tariffs on package services, provide technical and information support for rendering package services to potential customers.

Introduction of package services will make it possible:

- To increase the Company's competitiveness;
- To increase revenues due to broadening the range of provided services;
- To enhance the loyalty of customers.

In the sphere of new technologies it is necessary to develop broad band technology in order to provide multi-service services in package to business sector and VIP-clients.

Services on the basis of broadband technology should be positioned in the telecom market as next generation of technologies for data transmission and access to information resources ensuring provision of high-speed Internet access and at the same time broad range of additional services.

IP-telephony

IP-telephony is a new telecom service being at the fist stage of its development. Competition in the IP-telephony market is intensifying and in nearest future we expect considerable flow-out of domestic and international long-distance traffic to IP-based Internet traffic (about 7% of business sector uses this service). In addition, 30% of business sector companies showed interest in this service.

At present Ip-telephony services are provided by the Company's branches "Kubanelectrosvyaz", «Center of New Technologies», "Rostovelectrosvyaz", "Volgogradelectrosvyaz", "Electrosvyaz" of Stavropol Territory", "Karachaevo-Cherkesskelectrosvyaz". According to 2003 performance results UTK share in the IP-telephony market stands at 11%.

VPN services

Like IP-telephony, this service is just starting to develop (it is used by 1% of the business sector). 12% more of business sector companies operating in the licensed territory of "UTK" PJSC showed potential demand for VPN service.

Today "Southern Telecommunications Company" PJSC renders VPN service in Krasnodar and Stavropol Territories, Rostov and Volgograd Regions and Kabardino-Balkarian Republic.

2004 Investment program provides for active development of multi-service networks in the abovementioned regions and construction of data network in Severnaya Osetia - Alania Republic and Karachaevo-Cherkassian Republic.

Pre-paid cards (Internet-cards, telephone service cards (STK), IP-telephony cards, pay-phone cards) and universal service cards

Sale of prepaid cards is one of the Company's priority tasks in the sphere of service provision, because it allows to gain income (in cash) long before a service is provided. As a result, efficiency of sales is growing and accounts receivable are reducing.

Creation of a uniform universal card applicable in the Company's licensed territory is another priority task of "UTK" PJSC as it allows to lighten the work of operators at billing centers, to decrease receivables, as well as to make payment procedures more convenient and efficient for customers.

Call-centers

Introduction of Call-centers contributes to promotion of services to the market and increase of the customers' loyalty.

Call-centers will ensure effective realization of the following processes:

- reception of all incoming calls by information service (exclusion of the lost calls);
- support of all kinds of customer's calls (communication channel);

- provision of inquiry (help) services, including on a paid basis;
- provision of new services (SMS-paging, etc.);
- provision of access to domestic and international long-distance telephone network;
- provision of access to international information resources;
- realization of CRM –conception (customer relation management);
- implementation of mass-media technologies (including on a paid basis).

At present marketing researches have been made in Krasnodar Territory resulting in recommendations on commercial operation of Call-center on the principles of outsourcing. In 1-2 quarters of 2004 similar researches will be carried out in Rostov, Volgograd, Astrakhan regions and Stavropol Territory. Results of researches will be used for preparation of technical projects on introduction and promotion of services of Call-center in the specified regions.

Further integration of all Call-centers in a uniform infrastructure will allow to render these services throughout the licensed territory of "Southern Telecommunications Company" PJSC .

4.2. Introduction of time-based (per-minute) billing system.

As of January 1, 2004 total installed capacity of "UTK" PJSC telephone exchanges having the time-based billing function, stood at 2454939 lines. Installed capacity of time-based billing systems put into operation stands at 138941lines, rate of use being 5.7%.

4.3. Tariff policy.

In order to fully satisfy the demand of population and business sector of the Southern federal district for telecommunications services as well as to increase of the Company's stability and profitability and to raise its capitalization and attractiveness for investors, "Southern Telecommunications Company" PJSC constantly works on improvement of its tariff policy.

The meeting of "UTK" PJSC Management Board adopted the resolution № 4/11 of 29 April 2003 on determining the main tasks of tariff policy of "Southern Telecommunications Company" PJSC:

- to equalize tariffs in the framework of the inter-regional company, to minimize tariff differences in the consolidated company taking into account regional peculiarities;
- to introduce gradually unified tariff system for all the customers;
- to reduce cross-subsidies;
- to bring regulated tariffs to the level of economically justified levels on the basis of separate cost accounting and standard level of profit, their further rebalancing according to "price cap" method (limit pricing);
- to include investment component in tariff structure;
- to develop tariffs of value-added services using the experience of domestic and foreign operators;
- to elaborate various tariff plans for packet services;
- to use flexible system of discounts taking into consideration customer demand, growth of volume of provided services and earnings increase

V. THE COMPANY'S PERFORMANCE RESULTS

5.1. Investment policy.

In 2003 the Company's investment activity was considerably intensified. Thus, 2003 capital expenditures made up RUR 11075.1 mln, a triple increase over 2002.

2003 capex were mainly directed to construction of new digital exchanges, reconstruction of analog networks, introduction of new technologies and further development of value-added services based on digital networks. RUR 3294.7 mln (29.7% of the total amount of investments) were allocated to expansion of the operating facilities, RUR 2875.3 mln (26.0 %) - to new construction, RUR 2838.1 mln (25.6 %) to reconstruction, RUR 2067.0 mln (18.7 %) - to technical renewal.

Table 10

№	Description	Unit	2002	2003	Growth rate 2003/2002 (%)
1.	Funds invested in fixed capital - **total, including:**	RUR mln	3571,5	11075,1	310.1
1.a	- traditional telephony	RUR mln	2706,7	7686,3	284.0
	- domestic and international long-distance telephony	RUR mln	174,0	923,9	531.0
	- value-added services and new technologies	RUR mln	217,1	625,6	288.2
	- others	RUR mln.	473,7	1839,3	388.3
1.б					
	- new construction		1131,6	2875,3	254,1
	- extension		1262,2	3294,7	261,0
	- reconstruction		620,5	2838,1	457,4
	- technical renewal (modernization)		557,2	2067,0	371,0
2.	The Company own funds invested in fixed capital	RUR mln	1477,1	2544,9	93,5
3.	Borrowed funds invested in fixed capital	RUR mln	2094,4	8530,2	462,8
4.	Fixed assets put into operation	RUR mln	3078,4	8244.9	267,8
5.	Number capacity put into service (according to Forms C-1, C-2 of annual accounting reports):	№№	374250	532480	142,3
	Urban telephone network	№№	313739	436807	139,2
	Rural telephone network	№№	60511	95673	158,1
	Fiber optic lines	km	677,7	1354,3	199,8

In 2003 fixed assets for the total amount of RUR 8244.9 mln were put into operation, which is 2,7 times more than in 2002. Number capacity of 532480 lines were actually put into service in urban and rural TN versus the planned 513281 lines (*ITC 436807lines – in urban TN, 95673 lines – in rural TN*) or 103,7 % to the plan, a 42,3 %-increase over 2002.

Name of the branch	Volume of capital investments, RUR ths			Fixed assets put into operation, RUR ths			Line capacity put into service, №№		
	2002	2003	Growth rate,%	2002	2003	Growth rate,%	2002	2003	Growth rate,%
"Electrosvyaz of	17369	167889	9.7	13278	142374	*10.7*	2959	10740	*3.6*

Adygeia Republic"			*times.*			*times.*			*times*
"Svyazinform" of the Astrakhan Region"	118294	561823	*4,7 times*	96723	396020	*4,1 times*	34310	29430	*85,8*
"Volgogradelectrosvyaz"	579609	1198684,6	*2,1 times*	487245	836631,7	*117,7*	56962	87416	*153,5*
"KabBalktelecom"	88658	353559	*4 times*	86712	251547	*2,9 times*	28922	22296	*77,1*
"Electrosvyaz of Kalmykia Republic"	9294	103260	*11 times*	9642	90696	*9,4 times*	3784	8472	*2,2 times*
"Karachaevo-Cherkesskelectrosvyaz"	40731	187031	*4,6 times*	37356	152715	*4,1 times*	6126	2176	*35,5*
"Kubanelectrosvyaz"	1476878	5661122	*3,8 times*	1327681,3	4177799	*3,1 times*	125221	214929	*1,7 times*
"Rostovelectrosvyaz"	538114	1339963	*2,5 times*	458382	953451,3	*2,1 times*	57026	71551	*125,5*
"Sevosetinelectrosvyaz"	123252	217317	*176,3*	93454	231337	*2,5 times*	10940	14280	*130,5*
"Electrosvyaz" of Stavropol Territory"	456943	952534	*2,1 times*	353964	834027	*2,4 times*	48000	71190	*148,3*
«Yugtaxofon»	3888,9	31627	*8,1 times*	3988,7	8515,6	*2,1 times*			
«Center of New Technologies»	104734,1	126020	*120,3*	95378,8	107817,7	*113,0*			
"Training and Production Center"	2143,9	4471,2	*2,1 times*	5654	3577,3	*63,3*			
«Krasnodar motor-transport depot»	11723,8	24007	*2 times*	8965,2	26856	*3 times*			
General Directorate	0	145784		0	31508				
"UTK" PJSC	**3571632,7**	**11075091,8**	*3,1 times*	**3078424**	**8244872,6**	*2,7 times*	**374250**	**532480**	*142,3*

1354.29 km of long-distance telephone communication lines were built in 2003:

- Krasnodar -Starokorsunskaya 34.857 km;
- Voronezhskaya-Ust-Labinsk 44,840 km;
- Novopokrovskaya-Belaya Glina 76,625 km;
- Starominskaya-Kuschyovskaya 48,471 km;
- Tikhoretsk-Pavlovskaya 51,476 km;
- Timashevsk-Poltavskaya 85,994 km;
- Pavlovskaya-Leningradskaya 43,929 km;
- Krasnodar-Krymsk 120,095 km;
- FOLs Rostelecom Gulkevichi 11,580 km;
- FOLs Rostelecom Novokubansk 8,625 km;
- FOLs Krasnodar-Goryachy Klyuch 66,654 km;
- FOLs Rostelecom Uspenskoe 5,37 km;
- FOLs Starodubskoye-Novozavedyonnoye 53 km;
- FOLs Rostov-on-Don – Aksay – Novocherkassk 48,2 km;
- Kamensk Shakhtinskiy – Donetsk 36,3 km;
- FOLs Rostov-on-Don – Salsk – Volgodonsk, Rostov-on-Don – Salsk 208,2 km;

- FOLs Beslan-Elkhovo 43,5 km;
- FOLs Cherkessk-Karachaevsk 65 km;
- FOLs Novoanninskiy-Preobrazhenskaya- Yelan-Rudnya-Zhirnovsk-209,9 km;
- FOLs Volzhskiy- Srednyaya Akhtuba 14,6 km;
- FOLs Baksan- Prokhladniy 45,29 km;
- FOLs Baksan-Tyrnyauz (1st stage) 24,05 km;
- FOLs Nalchik-Nartkala 6,45 km.

Increase over the previous year made 199,8%.

8760 channels of long-distance telephone exchanges were put into service:

- 7650 channels in Volgograd;
- 1110 channels in Elista.

RUR 625.6 mln or 5,8% of capex were allocated to introduction of new technologies.

The branch "Svyazinform" of the Astrakhan Region" replaced the obsolete switching equipment by NEAX 61 Sigma equipment with total installed capacity of 10 500 line in Akhtubinsk, V.Baskunchak, N.Baskunchak, Stepnoy, m. Scherbakova, total capital investments making RUR 93414 ths. In addition new telephone exchange with total capacity of 2 500 lines is to be put into operation in Petropavlovka in 2004.

Automatic telephone exchange EWSD in Astrakhan was extended by 3420 lines. RUR 25148 ths were spent for equipment purchase and RUR 2244 ths – for installation work.

The branch "Svyazinform" of the Astrakhan Region" replaced the obsolete switching equipment by NEAX 61 Sigma equipment with total installed capacity of 10 500 line in Akhtubinsk, V.Baskunchak, N.Baskunchak, Stepnoy, m. Scherbakova, total capital investments making RUR 93414 ths. In addition new telephone exchange with total capacity of 2 500 lines is to be put into operation in Petropavlovka in 2004.

Automatic telephone exchange EWSD in Astrakhan was extended by 3420 lines. RUR 25148 ths were spent for equipment purchase and RUR 2244 ths – for installation work.

SDH multi-service network was expanded in Astrakhan on the basis of STM-4, STM-16 equipment bought for the sum of RUR 27418 thousand, cost of installation work amounted to RUR 3447 ths.

Automatic telephone exchange EWSD in Astrakhan is being expanded now: the branch received EWSD switching equipment from "RTC-LEASING" for the sum of RUR 141499 ths, performed installation of this equipment on the basis of ATE-39 (installed capacity – 5184 lines) and digital ATE in Kamyzyak (installed capacity – 2400 lines). In 2004 the branch plans to put into operation 5 more exchanges (ATE - 37, Tuzukley, Travino, Nachalovo, Chyorniy Yar) with total installed capacity of 8816 lines.

In 2Q03 "Svyazinform" of the Astrakhan Region" received DECT-based radio access equipment (1020 subscribers) manufactured by "Goodwin-Europe". This equipment was installed in Petropavlovka (320 subscriber sets), Ikryanoye (400 subscriber sets), Tsvetnoye (100 subscriber sets), Sorochye (100 subscriber sets) and in Astrakhan (100 subscriber sets).

In the reporting period UTK branch "Rostovelectrosvyaz" built and put into service the following big objects of construction:

1. Reconstruction of local telephone network in Novocherkassk (10120 lines of step-by-step telephone exchanges were replaced by digital ones). Construction of OPTS in Tsimlyansk on the basis of SI-2000 equipment -1360 lines;
2. Construction of OPTS in Taganrog at the address: 22, Zoya Kosmodemyanskaya Street, on the basis of NEAX-61 equipment -5 600 lines;
3. Construction of OPTS in Krasniy Sulin on the basis of SI-2000 equipment -2 850 lines;
4. Replacement of step-by-step ATE in Kamensk-Shakhtinskiy on the basis of SI-2000 equipment - 6576 lines *(1 – 2nd stages)*;
5. Reconstruction of local telephone network in Shakhty with replacement of step-by-step ATE - 220 lines *(2nd stage)*;
6. Extension of local network in Bataisk on the basis of S12 equipment – 5904 lines;

7. Organization of wireless access on the basis of CDMA equipment in Rostov-on-Don and Rostov Region - 5700 lines;
8. Extension of OPTS – 6 in Rostov-on-Don – 1616 lines;
9. Replacement of step-by-step ATE-65 in Rostov-on-Don – 9056 lines;
10. Replacement of PSK-228 equipment by EWSD equipment in Rostov-on-Don – 2552 lines (1st -2nd PK).

Two DPT- rings having carrying capacity of 622 Mb/sec were formed in the Stavropol Territory. One ring 938 km long included 16 localities: Stavropol - Nevinnomyssk-Kursavka-Minvody-Novopavlovsk- Kurskaya – Stepnoye – Neftekumsk – Levokumskoye - Budyonnovsk-Novoselitskoye- Aleksandrovskoye – Blagodarniy -L.Stavka – Svetlograd – Grachyovka - Stavropol. The other DPT ring included the following cities of Kavminvod: Zheleznovodsk – Lermontov – Yessentuki – Kislovodsk – Pyatigorsk – Georgievsk - Minvody. The rings combine in Mineral Waters on main router Cisco 7507.

Router Cisco 7206VXR was installed in Novoaleksandrovsk to integrate the system into data network of the Krasnodar territory using Gigabit Ethernet technology.

In addition, capacity of access nodes was also extended. 1668 access ports were put into operation including 1180 ports of switched access.

Multi-service data network operates using MPLS protocol making it possible to provide such advanced service as building of VPN networks to corporate customers all over the Stavropol Territory. At present 11 companies are connected to data network using VPN service.

As a result of data network development the branch can provide now high-speed access to Internet and pass through voice and video traffic.

The following fiber-optic lines were built: from Budyonnovsk to Starodubskoye (60 km long), from Starodubskoye to Novozavedyonnoye (53 km long). Capex amounted to RUR 25025 ths.

Automatic digital telephone exchange with total installed capacity of 10 000 lines manufactured by Siemens was constructed and put into operation in Maikop. Subscribers of morally and technically obsolete exchanges ATE-1 and ATE-6 were switched over to digital automatic telephone exchange. Electronic automatic telephone exchanges were also put into service in rural areas: Gatukai, Koshekhabl and Kelermesskaya (600 lines). Automatic telephone exchanges in Giaginskaya and Abadzekhskaya were extended by 240 lines. FOL from Maikop to Tulskiy was built and put into operation.

UTK branch "Volgogradelectrosvyaz" put 81.832 thousand lines into service in its urban telephone network which made 101,3 % of the planned capacity of 80.748 thousand lines.

57.297 ths lines were put into service in Volgograd including 25.705 ths lines – in OPTSs 33,36,30,38 and 11.840 ths – in OPTSs 28,29. Alcatel equipment of S-12 type received under lease contracts was installed in those exchanges. OPTSs 70,79 were expanded by 5.112 ths lines, OPTSs 42,44,45 - by 2.556 ths lines using domestic equipment of DMS-100 type manufactured by CJSC «Ron-Telecom». 5.584 ths lines were put into operation in OPTSs 61,62,63 using ALS-16384 equipment manufactured by «NPO ATS» Ltd., Saratov. 6.0 ths lines were put into service in OPS-40/1 and other exchanges of Volgograd using ALS–16384 equipment.

Capacity of Volgograd SDH network was increased by 1386 E1 Ports.

In 2003 24.035 ths lines were put into operation in the cities of the Volgograd Region including 21.875 ths lines of digital exchanges: 2. 972 ths lines – on the basis of ALS-16384 equipment of «NPO ATS» Ltd., 14.831 ths lines - on the basis of equipment of DMS-100 type manufactured by CJSC «Ron-Telecom», 4.072 ths lines - on the basis of SI-2000 equipment manufactured by "IskraUralTel".

In 2Q03 DECT-based radio access system using equipment of the company "Goodwin-Borodino" was put into service in Volgograd (0.5 ths lines) and Volzhski (0.5 ths lines).

Pursuant to the decision of the General Directorate on the completion of the third stage of building data network of the Krasnodar Territory (KKSPD), "Technoserv" Ltd delivered equipment for the UTK branch "Center of New Technologies" for the sum of RUR 50592.41 ths.

Two leasing agreements were concluded for the sum of RUR 51538.08, caused by the necessity to put into service billing equipment all over the Southern Federal District and to promote services of IP-telephony.

Excess of actual parameters of input of fixed assets constituted 355,68 % making RUR 84157.62 ths. 61,2 % of this sum accounted for the equipment received under lease contracts. Essential excess of the actual parameters over the planned ones can be also explained by the decision to put into operation reserve equipment of «Data network of the Krasnodar Territory» valued at RUR 19153.14 ths. During the third stage of its construction fixed assets actually put into operation exceeded the planned figures in connection with the necessity to improve quality of provided services of high-speed access to Internet. This excess made RUR 11809.69 ths or 14,03 % of total sum of deviation of the actual parameters from the planned targets.

The second stage of multi-service data network based on DPT technology was completed, powerful data network was created with carrying capacity of 622 Mbit /sec. Capex amounted to RUR 54875 ths.

Urban and rural TN capacity put into operation

Urban automatic telephone exchanges – 436871 lines

including:
new – 82486 lines
extension – 226647 lines
reconstruction – 126738 lines
technical renewal – 1000 lines

Rural automatic telephone exchanges – 95673 lines

including:
new – 7532 lines
extension – 45068 lines
reconstruction – 43073 lines

For the purpose of realization of the federal target program « Social development of rural areas till 2010», "Southern Telecommunications Company" PJSC invested RUR 1973.1mln of own funds in rural TN, rural automatic telephone exchanges with total installed capacity of 95673 lines were put into service. RUR 174.6 mlh were allocated to construction of new automatic telephone exchanges, RUR 470.9 mln – to extension of the existing exchanges, RUR 1142.7 mln – to reconstruction and RUR 184.9 mln – to modernization.

Number capacity put into operation (according to the Program "Social development of rural areas up to 2010")

Name of the branch	№№
"Volgogradelectrosvyaz"	5584
"Electrosvyaz of Adygeia Republic"	740
"Svyazinform" of the Astrakhan Region"	4918
"KabBalktelecom"	200
"Karachaevo-Cherkesskelectrosvyaz"	1280
"Kubanelectrosvyaz"	54904
"Rostovelectrosvyaz"	4337
"Sevosetinelectrosvyaz"	3202
"Electrosvyaz" of Stavropol Territory"	20508
Total:	**95673 №№**

Table 11

Most important objects for provision of value-added services put into operation by "Southern Telecommunications Company" PJSC in 2003

Name of the branch and the object	Fixed assets put into service, RUR ths	Actual capex, RUR ths
Total capex of new technologies (Form №2-investments)	279 207.50	656 057.90
including:		
"Svyazinform" of the Astrakhan Region"		
7.2 Other objects for rendering value-added services		
Internet		1 853.00
Data network (SPD)		44 530.00
"Electrosvyaz of Adygeia Republic"		
Data network (AMT-group)		19 308.00
"Volgogradelectrosvyaz"		
Extension of Data network	205.50	93 314.50
Construction of cable TV in Volgograd	692.90	375.50
Construction of cable TV in Volzhski	578.50	0.00
Construction of ACP Start		35 612.80
"KabBalktelecom"		
Creation of multi-service data network KBR	26 002.00	26 002.00
Development of computer-aided facilities in "KabBalktelecom"	13 197.00	13 197.00
"Rostovelectrosvyaz"		
Expansion of data network in Rostov-on-Don and Rostov Region (2nd stage)	3 801.00	x
Data network in Taganrog	2 243.00	75.00
Intelligent platform "Protey" in Rostov-on-Don	1 734.00	1 426.00
Expansion of data network in Rostov-on-Don (3rd stage)	3 351.00	3 316.00
Expansion of data network node in Rostov-on-Don (4th stage)	10 870.00	10 870.00
Expansion of data network node in Rostov-on-Don (5th stage)	4 354.00	4 354.00
Expansion of data network node in Rostov-on-Don (6th stage)	x	1 074.00
Organization of public Internet access centers in Rostov-on-Don	70.00	70.00
Data network of "UTK" PJSC branch "Rostovelectrosvyaz"	x	79 424.00
Installation of the no-break system RDI manufactured by the company "Elteco" at the address: per. Dunskiy	402.00	3.00
"Sevosetinelectrosvyaz"		
Construction of multi-service network and expansion of Internet access	37 430.00	37 430.00
"Electrosvyaz" of Stavropol Territory"		
Construction of regional data network (2nd stage)	54 875.00	54 875.00
"Karachaevo-Cherkesskelectrosvyaz"		
Internet, IP-telephony	2 500.00	2 500.00
"Electrosvyaz of Kalmykia Republic"		
2. Development of Internet	401.00	401.00
3. Building of data network	7 682.00	7 682.00

«Center of New Technologies»		
Data network of Krasnodar territory	31 839.69	65 398.40
Introduction of billing equipment	14 430.56	14 430.56
Equipping control system	33 951.41	33 951.41

Actual figures of 2003 capital investments and fixed assets put into service exceeded greatly the planned ones due to increase of the cost of the switching equipment bought through leasing by the amount of leasing payments; inclusion of the cost of installation work of foreign equipment delivered in the fourth quarter of 2002 in the accounting records, as well as increase in the cost of building and assembly jobs caused by inflation.

In 2003 RUR 6147.2 mln or 55,5% of total capex were allocated to business development, RUR 4847.9 mln or 43,8% - to infrastructure maintenance, RUR 80.0 mln or 0,72% - to minor projects valued at less than RUR 1 mln.

In 2003 the Company source of finance included own funds, borrowed funds and debt capital. Depreciation charges stood at 11,1%, income –10,5%, commercial credit -10,9% financial leasing -29,8%, bank credit –36,9%, other- 0,8%.

5.2. Main indices of communication network development.

Table 12

№	Description	Measure unit	2002	2003	On yr change 2003/2002 (%)
1.	Increase in length of long-distance (intra-zonal) telephone channels, total	Ths ch/km	1629.25	2742.05	*168,30%*
	Including formed using on digital transmission systems	Ths ch/km	1777	2662.06	*149,81%*
2.	Increase in length of communication lines, total	km	486.77	971.66	*199,61%*
	including - FOLs	km	686.95	1324.95	*192,87%*
	- digital radio relay lines	km	98	131	*133,67%*
3.	Increase in number of basic telephones, total,	Ths sets	165.775	296.819	*179,0%*
	including - urban TN; - rural TN	Ths sets Ths sets	129.636 36.139	215.040 81.779	*165,73%* *226,29%*
4.	Average number of lines	Ths sets	3211.138	3420.681	*106,5 %*
5.	Outgoing long-distance (international) traffic	Ths minutes	1573065	1844138	*117,2 %*
6.	Efficiency of installed capacity of telephone exchanges, total	%	93.42	93.89	*100,50%*
	Including – urban TN	%	94.06	94.08	*100,02%*
	- rural TN	%	91.34	93.25	*102,09%*
7.	Share of digital exchanges' capacity in total installed capacity of telephone exchanges, total	%	38.66	48.39	*125,17%*
	Including – urban TN	%	47.0	56.3	*119,79%*

	- rural TN	%	11.32	21.92	*193,64%*
8.	Increase in number of outgoing automatic channels of Automatic long-distance telephone exchanges, total	Ch	2427	3787	*156,04%*
	Including in zonal network	ch	1876	2875	*153,25%*
9.	Equipped capacity of digital Automatic long-distance telephone exchanges, total	%	77.02	87.7	*113,87%*
	Including in zonal network	%	82.37	95.6	*116,06%*

Long distance and inter-zonal telephony

Development of inter-zonal primary network made it possible to satisfy growing needs of population both for traditional telephone services and new telecom services such as data transmission and Internet. The current policy of the Company on development of transportation network is based on using fiber-optic communication lines and SDH systems (synchronous digital hierarchy).

Length of long-distance telephone channels in 2003 rose by 2742.05 ths ch/km and stood at 11419.9 ths ch/km (including those formed using digital transmission systems which rose by 2662.06 ths ch/km and stood at 9104.86 ths ch/km). Digitization rate of the inter-zonal network rose by 5,5% to 79,7%.

Length of long-distance telephone channels


thousand channel/km
12000
10000
8000
6000
4000
2000
0
7048,6
4665,8
2382,8
8677,9
6442,8
2315,1
11419,9
9104,9
2315,0
Общая протяженность
Протяженность цифровых каналов
Протяженность аналоговых канало

During 2003 "UTK" PJSC intra-zonal networks added 1324.5 km to its fiber-optic transmission lines and their total length as of January 1, 2003 stood at 5676.1 km.

Fiber-optic line from Maikop to Tulskiy 13.07 km long was put into service in the network of "UTK" PJSC's branch “Electrosvyaz of Adygeia Republic”. Type of equipment was «Polikom-200».

Fiber-optic line from Krasnie Barrikady to Ikryanoye 19 km long was put into service in the network of "UTK" PJSC's branch "Svyazinform" of the Astrakhan Region". Type of equipment was Flex Gain, STM-1 level.

Building of FOL from Novoanninskiy to Preobrazhenskaya, Yelan, Rudnya, Zhirnovsk 211.494 km long was completed in the Volgograd Region. In addition, fiber-optic line from Volzhskiy to Srednyaya Akhtuba 14.606 km long was put into service in the network of "UTK" PJSC's branch "Volgogradelectrosvyaz" with organization of PDH-channel (type of equipment is FK-35).

The following parts of inter-zonal FOLs were put into operation in UTK branch "KabBalktelecom": Baksan - Tyrnyauz (1st stage) – 24.05 km long, FOL Baksan – Prokhladniy – 45.29 km long, Nalchik – Nartkala – 6.45 km long. Type of SDH equipment of STM-4 level was Optix 155/622H, manufactured by HUAWEI. Two inter-zonal radio relay lines were also put into service: from Nalchik to Kashkhatau - 6 km long, mountain Kharakhora - mountain Dginal - 32 km long.

Fiber-optic line from Cherkessk to Ust-Dgeguta, Karachaevsk 65 km long was put into service in the network of "UTK" PJSC's branch "Karachaevo-Cherkesskelectrosvyaz". SDH equipment of STM-16 level manufactured by ALCATEL was installed in the line.

The following parts of FOLs 611.94 km long were put into operation in UTK branch "Kubanelectrosvyaz": Pavlovskaya – Leningradskaya, Krasnodar – Krymsk, Krasnodar - Goryachiy Klyuch, FOL Rostelecom - Gulkevichi, FOL Rostelecom – Novokubansk, FOL Rostelecom – Uspenskoye, Krasnodar – Ust-Labinsk. ADM 16/1 equipment manufactured by Lucent Technologies with optical interfaces of STM 16 and STM 4 levels was installed in the lines.

Fiber-optic lines from Rostov-on-Don to Salsk and from Rostov-on-Don to Aksay, Novocherkassk, Morozovsk, Oblivskaya 270.4 km long was put into service in the network of "UTK" PJSC's branch "Rostovelectrosvyaz". SDH SMA-16/SMA-4 equipment manufactured by Siemens was installed in the line.

Fiber-optic line from Beslan to Elkhotovo 43.5 km long was put into service in the network of "UTK" PJSC's branch "Sevosetinelectrosvyaz". ADM 16/1 equipment manufactured by Lucent Technologies was installed in the line.

In 2004 the Company plans to build fiber-optic and radio-relay lines 3380.2 km long.

Length of FOLs in the intra-zonal primary networks of UTK branches, km


1 308,1
1 424,3
733,6
200,2
1 727,7
123,0
65,0
64,3
29,9
"ЭЛЕКТРОСВЯЗЬ РЕСПУБЛИКИ АДЫГЕЯ"
"СВЯЗЬИНФОРМ"АСТРАХАНСКОЙ ОБЛАСТИ"
"КАРАЧАЕВО-ЧЕРКЕССКЭЛЕКТРОСВЯЗЬ"
"КАББАЛКТЕЛЕКОМ"
"СЕВОСЕТИНЭЛЕКТРОСВЯЗЬ"
"РОСТОВЭЛЕКТРОСВЯЗЬ"
"ВОЛГОГРАДЭЛЕКТРОСВЯЗЬ"
"ЭЛЕКТРОСВЯЗЬ"СТАВРОПОЛЬСКОГО КРАЯ
"КУБАНЬЭЛЕКТРОСВЯЗЬ"

At present time 12 Automatic long-distance telephone exchanges with total installed capacity of 113 398 ports operate in 12 cities of SFD including 55 474 ports of trunk and inter-zonal channels, including 6 Automatic long-distance telephone exchanges of S-12 type, 4 Automatic long-distance telephone exchanges of EWSD type, 2 Automatic long-distance telephone exchanges of AXE-10 type.

In August 2003 Automatic long-distance telephone exchange of EWSD V.15 type with installed capacity of 1110 ports was put into operation in Elista. In October 2003 Automatic long-distance telephone exchange of S-12 EEPWR1A type with installed capacity of 7560 ports was put into operation in Volgograd. At the beginning of the year equipped capacity of Automatic long-distance telephone exchanges constituted 87.7% including 95.6% - in zonal networks.

Level of AMTS equipped capacity


Krasnodar 99,9%
Stavropol 99,2%
Nalchik 99,2%
Mineralniye Vody 98,9%
Sochi 98,4%
Maikop 97,6%
Vladikavkaz 95,9%
Cherkessk 93,6%
Astrakhan 89,8%
Volgograd 76,5%
Elista 68,5%
Rostov 68,2%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%

Domestic and international long-distance traffic of "UTK" PJSC 2001-2003, RUR ths


2000000
1800000
1600000
1400000
1200000
1000000
800000
600000
400000
200000
0
89411
97014
105246
1267107
1573065
1844138
2001 г.
2002 г.
2003 г.
в т.ч. международные
телефонные соединения междугородные и международные, всего

Table 13

Description	2001	2002	2003
Domestic and international long-distance traffic, total, ths min	1267107	1573065	1844138
Including domestic long-distance traffic	1177696	1476051	1738892
international long-distance traffic	89411	97014	105246
Domestic and international long-distance traffic per one line, min	413,4	489,9	539,1

The period of 2001-2003 showed a growth tendency of domestic and international long-distance traffic both in absolute value and in value per one line. Two factors are responsible for such growth: increase of the subscriber base and talking activity of subscribers. In 2003 increase of the subscriber base accounted for 39% of traffic growth and talking activity of subscribers – for 61%.

Dynamics of outgoing paid traffic in UTK branches, 2002- 2003, ths min


2002
2003
growth rate
500 000
400 000
300 000
200 000
100 000
0
467 267
410 574
113,8%
118,7%
323 623
118,5%
347 498
293 218
124,3%
285 807
229 854
119,6%
100 520
120 186
112,3%
78 041
87 609
117,7%
61 033
71 815
116,9%
35 297
43 000
78,7%
17 129
13 479
103,5%
12 214
12 640
11 562
"Kubanelectrosvyaz"
"Rostovelectrosvyaz"
"Electrosvyaz" of Stavropol Territory"
"Volgogradelectrosvyaz"
"Sevosetinelectrosvyaz"
"KabBalktelecom"
"Svyazinform" of the Astrakhan Region"
"Karachaevo-Cherkesskelectrosvyaz"
"Yugtaxofon"
"Electrosvyaz of Kalmykia Republic"
"Electrosvyaz of Adygeia Republic"

Traffic growth due to extension of the subscriber base and increase of the time of conversations in 2003, %


"Karachaevo-Cherkesskelectrosvyaz"
22,10%
77,90%
"Volgogradelectrosvyaz"
25,10%
74,90%
"Rostovelectrosvyaz"
26,90%
73,10%
"Electrosvyaz of Kalmykia Republic"
27,50%
72,50%
"Electrosvyaz" of Stavropol Territory"
28,70%
71,30%
"Electrosvyaz of Adygeia Republic"
35,10%
64,90%
"Sevosetinelectrosvyaz"
38%
62%
"KabBalktelecom"
41,20%
58,80%
"Svyazinform" of the Astrakhan Region"
47,10%
52,90%
"Kubanelectrosvyaz"
72,20%
27,80%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Share of traffic growth due to extension of the subscriber base
Share of traffic growth due to increase of the time of conversations

Local telephony

Organization and development of "UTK" PJSC local communication network have their particular features caused by:

- presence of territories both with high and low population density, mountain areas where it is hard to lay cable and air communication lines using traditional methods;

- low level of digitization of local and intra-zonal networks in some subjects of the Federation (Adydeia Republic, Kalmykia Republic, Karachaevo-Cherkessia Republic).

As of January 1, 2004 3466 telephone exchanges operate in "UTK" PJSC communication networks with total installed capacity of 3840.14 thousand lines including 3605.4 ths lines being equipped (93.89%). Urban telephone network has installed capacity of 2956.6 ths lines, equipped capacity of 2781.5 ths lines (94.08%). Rural telephone network has installed capacity of 883.54 ths lines, equipped capacity of 823.7 ths lines (93.25%).

Installed and equipped capacity


4278,98
3995,4
3 840,14
3 605,40
3 545,01
3 311,85
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
thousand lines
на 01.01.2003 г.
на 01.01.2004 г.
прогноз на 01.01.2005 г.
Монтированная емкость
Задействованная емкость

Development strategy of the network is aimed at construction of new capacities based on modern digital telephone exchanges and renewal of basic assets by gradual replacing old and obsolete analog switching facilities with digital equipment. In 2002 16 step-by-step exchanges, 219 cross-bar exchanges and 4 quasi-electronic exchanges were put out of service and dismantled. 538.9 ths new access lines were put into service by "UTK" PJSC in 2003 as a result of construction and operation reserves, 514 ths lines being of digital exchanges. As of January 1, 2004 share of digital exchanges stood at 48.4% including 56.3% - in urban TN and 21.9 % - in rural TN.

Dimentions of installed capacity diversification by type of switching exchange, as of 01.01.2003


Step-by-s p
7%
Digital
39%
Cross-bar
46%
8%
Quasi-ele tronic

Dimentions of installed capacity diversification by type of switching exchange, as of 01.01.2004


Step-by-step
4%
Cross-bar
40%
Digital
49%
7%
Quasi-e

Digitization of local networks makes it possible to increase carrying capacity of communication channels, to improve the quality of rendered services and to provide customers with access to advanced telecom services. In urban TN share of digital communication channels of high frequency is rather large and stands at 98.9%. The Company's task is to digitize local rural TN which level of digitization of communication channels of high frequency stands at 88.1%. During 2002 share of digital high-frequency channels rose by 1.3 %. Length of fiber-optic cable rose by 943 km to 3065 km.

Length of fiber-optic cable, km


км
3500
3000
2500
2000
1500
1000
500
0
1661
147,4
1808,4
1820
302
2122
2254
811
3065
на 01.01.2002 г.
на 01.01.2003 г.
на 01.01.2004 г.
ГТС
СТС
ГСТС

3567.3 ths basic telephone sets and 24419 public phones are installed in "UTK" PJSC telephone network.

Increase in number of basic telephones for 2003 constituted 296819 telephone numbers. In 2004 the Company plans to put 594 395 lines into service, increase in basic telephones is to reach 390 000 sets.

Increase in number of basic telephone sets for the years 2002-2003


2002
2003
Growth rate %
125943
67352
28782
42534
18050
40047
22006
36219
11152
20237
8102
13103
6100
9812
1777
4703
2194
3208
260
1013
187,0%
147,8%
221,9%
164,6%
181,5%
161,7%
160,9%
264,7%
146,2%
389,6%
"Kubanelectrosvyaz"
"Volgogradelectrosvyaz"
"Rostovelectrosvyaz"
"Electrosvyaz" of Stavropol Territory"
"Svyazinform" of the Astrakhan Region"
"Sevosetinelectrosvyaz"
"KabBalktelecom"
"Karachaevo-Cherkesskelectrosvyaz"
"Electrosvyaz of Adygeia Republic"
"Electrosvyaz of Kalmykia Republic"

Dimensions of installed capacity diversification by client segment


thousand lines
3 106,78
2 673,23
433,56
3 272,68
2 814,07
458,61
3567,3
3087,4
479,9
на 01.01.2002 г.
на 01.01.2003 г.
на 01.01.2004 г.
Основные телефоны
Установленные у населения
Установленные в организациях

Increase in number of subscribers by client segment for the years 2001-2003


4000000
3000000
2000000
1000000
0
3104707
2661806
85,7%
267551
175350
3270482
2814068
86,0%
279203
177211
3567301
3087387
86,5%
300605
179309
2001
2002
2003
total
residential sector
business sector
organizations funded from dudget

Diversification of the amount of subscribers (basic telephones) by client segment are the following:

Residential sector	- 3087387 or	86,5%;
Business sector	-300605	8,4%;
Organizations funded from budget	-179309	5,1%.

Priority of residential sector is quite stable.

Number of lines per 1000 square km for the year 2003


20000
15000
10000
5000
0
18622,7
12250.07
11677,4
9285.2
8140.92
6768.09
5468.18
4953.05
4566.11
715.22
"Sevosetinelectrosvyaz"
"Kubanelectrosvyaz"
"KabBalktelecom"
"Electrosvyaz of Adygeia Republic"
"Electrosvyaz" of Stavropol Territory"
"Rostovelectrosvyaz"
"Karachaevo-Cherkesskelectrosvyaz"
"Volgogradelectrosvyaz"
"Svyazinform" of the Astrakhan Region"
"Electrosvyaz of Kalmykia Republic"

The analysis of density of existing communication lines per 1000 km of the branches of "Southern Telecommunications Company" PJSC shows, that the highest level of teledensity is in the branch "Sevosetinelectrosvyaz" (18622.7 lines per 1000 km), the lowest – in the branch

"Electrosvyaz of Kalmykia Republic" (715.22 lines per 1000 km). The given parameter depends on the territory size and equipped capacity of automatic telephone exchanges.

In order to realize the "Concept of a Russia uniform pre-paid service card" 7330 universal payphones making 30% of the total number of payphones were transferred to usage of those cards.

Number of unsatisfied applications for telephone installation decreased by 1.8 times making 386.2 thousand.

In 2003 13078 telephone sets were installed for the veterans of the Great Patriotic War. As of 01.01.2004 5645 applications of the veterans were not satisfied. The main task of "UTK" PJSC was to complete installation of telephones for participants of the Great Patriotic War by May 9, 2004.

New technologies

During rapid development of Internet the most claimed subscriber service is providing access to Internet network. To satisfy the growing need of customers, the Company pays great attention to upgrading and extending access nodes of data network (SPD). In 2003 148 data network nodes were upgraded, 49 new data network nodes were put into service, in 2004 the Company plans to modernize 84 data network nodes and to put into operation 44 data network nodes.

Number of data network nodes


350
300
250
200
150
100
50
0
235
284
328
2002
2003
2004

As a result of this work total installed capacity (number of dial-up ports) increased by 5593 ports in 2003. In 2004 "UTK" PJSC plans to put 3392 ports into service.

Number of dial-up ports


18000
16000
14000
12000
10000
8000
6000
4000
2000
0
8018
13611
17003
2002
2003
2004

Active work on further enabling of the ISDN installed capacity for providing access to Internet network through allocated lines is being continued. In 2003 ISDN equipped capacity was almost doubled compared to the year 2002 almost in 2 times, in 2004 the Company plans to triple ISDN equipped capacity.

Number of ISDN ports


8000
7000
6000
5000
4000
3000
2000
1000
0
1259
3680
2147
7860
6293
7860
2002
2003
2004
Equipped capacity
Installed capacity

Growing requirements of business sector for the quality of provided services can be most fully satisfied by ADSL-based broadband access to Internet network. When using broadband access technology, the business sector customers can be also interested in formation of private networks (VPN). In 2004 the Company plans to put 12199 ADSL ports into service.

Number of ADSL ports


16000
14000
12000
10000
8000
6000
4000
2000
0
412
1132
1010
3067
10984
15266
2002
2003
2004
Equipped capacity
Installed capacity

One of the most popular in 2003 services was providing services of IP-telephony to customers in Krasnodar and Stavropol Territories as well as in the Rostov Region. Total IP-telephony traffic made 4425 ths minutes last year generating revenue of RUR 32714 ths.

Revenues from providing Internet access are essentially growing due to broadening the range of offered Internet services.

Revenues from providing access to Internet network


500000
400000
300000
200000
100000
0
236412
330250,9
469458
2002
2003
2004

In addition to strengthening its positions in the markets of Internet services, virtual private networks (VPN), IP-telephony, "UTK" PJSC plans active development of new markets of intelligent services and multimedia services.

According to 2003 plan on construction of the intelligent network, intelligent platforms were installed in the cities Krasnodar, Sochi, Mineralniye Vody, Volgograd, Nalchik, Stavropol, Rostov-on-Don, Vladikavkaz and Astrakhan creating a foundation for construction of UTK uniform intelligent network. To realize this program, the Company works on creation of common information space on the basis of inter-regional data network SPD. One of the most claimed services of the uniform intelligent platform is the uniform pre-paid service telephone card of "Southern Telecommunications Company" PJSC. The range of additional services is also considerably broadening (Premium Rate service - PRM):

- weather forecast, exchange trading results, rates of exchange, etc.;
- information about telephone numbers, etc.;
- consultations of a doctor, lawyer and other specialists;
- Information about new products,

- Telephone placement service, vacancies, etc.;
- Interactive selection of the participants for TV shows,
- Contests, lotteries, quizes;
- Telephone marriage service;
- selection of cable TV programs, etc.
- Televoting - VOT)
- Universal access services – Freephone and universal access number (UAN)
- Conference-call
- Prepaid Card Calling - PCC
- Account Card Calling- ACC
- Unified messaging - UM

Quality rating of local and domestic long-distance telephony

Service quality control includes supervision of the process of service provision and estimation of its results based on the statistical analysis of quality indices. For this purpose unified requirements for keeping records on quality indices, registering customer claïms are determined in all UTK branches.


Quality of long-distance telephone exchange
ОАО "Связьинвест"
ОАО "ЮТК"
17,84%
14,80%
44,98%
58,45%
7,40%
9,68%
Процент вызовов не закончившихся разговорами, в общем числе вызовов, поступивших на ЗСС
Процент вызовов, закончившихся разговорами, в общем числе вызовов, поступивших по АМТС
Удельн.вес межд.тел.связей,оборуд. аппарутурой исх.автоматики, с отказами в ЧНН в соединениях более 3% из-за недостаточного числа каналов


Quality of urban telephone network operation
"Svyazinvest" OJSC
"UTK" PJSC
7,65%
10,02%
96,45%
97,01%
61,68%
76,84%
Average quarterly number of faults per 100 telephone sets
Percent of faults cleared within the established period of time
Percent of failures being the fault of the reporting company

The Company's quality control system represents the interests of customers. Degree of the customers' satisfaction should be measured and estimated.


Satisfaction of the customers by the quality of domestic and international long-distance telephone services
100,00%
80,00%
60,00%
40,00%
20,00%
0,00%
90,75%
77,79%
93,00%
94,00%
64,64%
90,19%
91,35%
86,76%
91,78%
85,87%
"Electrosvyaz of Adygeia Republic"
"Svyazinform" of the Astrakhan Region"
"Volgogradelectrosvyaz"
"KabBalktelecom"
"Electrosvyaz of Kalmykia Republic"
"Karachaevo-Cherkesskelectrosvyaz"
"Kubanelectrosvyaz"
"Rostovelectrosvyaz"
"Sevosetinelectrosvyaz"
"Electrosvyaz" of Stavropol Territory"


Satisfaction of the customers by the quality of local telephone services
100,00%
80,00%
60,00%
40,00%
20,00%
0,00%
77,70%
74,37%
87,21%
85,02%
47,82%
83,50%
85,58%
84,72%
88,87%
82,86%
"Electrosvyaz of Adygeia Republic"
"Svyazinform" of the Astrakhan Region"
"Volgogradelectrosvyaz"
"KabBalktelecom"
"Electrosvyaz of Kalmykia Republic"
"Karachaevo-Cherkesskelectrosvyaz"
"Kubanelectrosvyaz"
"Rostovelectrosvyaz"
"Sevosetinelectrosvyaz"
"Electrosvyaz" of Stavropol Territory"

Satisfaction of the customers by the quality of services provided by "UTK" PJSC


3,0%
27,3%
69,6%
Satisfied
Not satisfied
No answer

The main principle of the Company's quality control system is concentration of all efforts on the improvement of the concrete processes of the Company's activity, namely, the processes influencing the quality of provided services.

"Southern Telecommunications Company" PJSC plans to continue its activities aimed at rendering services of high quality and raising its competitive capacity.

For this purpose the Company carried out certification of Internet services quality (switched access to Internet, web-hosting, e-mail) in the following branches: «Center of New Technologies», "Svyazinform" of the Astrakhan Region", "Volgogradelectrosvyaz", "Electrosvyaz" of Stavropol Territory".

Certification of quality of the service "Providing long-distance autocall from a subscriber telephone set" was carried out in the branch "Volgogradelectrosvyaz".

5.3.Tariff policy.

Pursuant to the decision of UTK Management Board № 4/11 of 29.04.2003, "Southern Telecommunications Company" PJSC developed and approved "Range of telecommunications services rendered by "UTK" PJSC". It was put into force by the Order № 136 of 26.05.2003 on June 1, 2003. The purpose of creation of the "Range of telecommunications services rendered by "UTK" PJSC" was to generalize and systematize telecom services provided by the Company and to use it in future billing programs of the branches for settlement of accounts with users of telecom services.

UTK Management Board adopted the decision №8/7 of 26.08.2003 on the approval of the Regulations «On the procedure for establishment of telecom tariffs of "UTK" PJSC and relationship with the bodies regulating telecom tariffs». Those Regulations determines levels of tariff regulation and establishment as well as relationship among General Directorate and the Company's branches on change and approval of tariffs at different levels:

– Telecom tariffs regulated by the Russia Anti-Monopoly Ministry;

– Telecom tariffs established by OJSC «Rostelecom»;

– Telecom tariffs established by UTK General Directorate;

– Telecom tariffs established by the branches of "Southern Telecommunications Company" PJSC.

In July 2003 "UTK" PJSC optimized tariffs on basic telecom services regulated by the RF Anti-Monopoly Ministry. Monthly subscriber fee increased on average by 23,4 % for urban population, by 25 % - for rural population, by 20,7 % - for business sector. At the same time long-distance tariffs were reduced in all subjects of the Southern federal district, especially those set for distant territories (Siberia and Far East).

The RF Anti-Monopoly Ministry established long-distance telephony tariffs for two groups of branches of "Southern Telecommunications Company" PJSC:

- Astrakhan Region, Vogograd Region, Rostov Region, Krasnodar Territory, Stavropol Territory;
- Adygeia Republic, Kabardino-Balkarian Republic, Kalmykia Republic, Karachaevo-Cherkessian Republic, Severnaya Osetia - Alania Republic.

From 1 July 2003 uniform long-distance telephony tariffs are used according to tariff zones for the budget-funded organizations throughout the territory of the Southern federal district.

Time breakdown of tariffs by days of the week and hours of the day was introduced in all UTK branches. The base tariff was determined as the tariff active from 7:00 to 21:00 on business days. Evening tariff with a 20%-discount to the base tariff is active from 21:00 to 24:00 on business days and round the clock on week-ends and holidays. Night tariff with a 50 %-discount to the base tariff is active from 00.00 till 07:00 on business days.

From 1 January 2004 "Southern Telecommunications Company" PJSC uses uniform long-distance telephony tariffs for all categories of users in the context of two groups of branches.

formation on tariffs used by "Electrosvyaz of Adygeia Republic" – branch of "UTK" PJSC in 2003

Table 14

ſo	Description	Tariff as at the beginning of the year*, RUR	Tariff as at the end of the year*, RUR.	Cost price of service as at the beginning of the year*, RUR	Cost price of service as at the end of the year*, RUR.	Revenues from services for the year, RUR ths	Costs of provision of services for the year, RUR ths
	Telephone installation fee in urban TN:			5067	8961	11142,4	4947
	individuals	3000	3000			9177,1	
	budget-funded organizations	6000	6000			728,4	
	non-budgetary organizations	6000	6000			1236,9	
	Telephone installation fee in rural TN:			5067	8961	1844,1	1021
	individuals	3000	3000			1277,3	
	budget-funded organizations	6000	6000			393,2	
	non-budgetary organizations	6000	6000			173,6	
	Subscriber monthly fee in urban TN:			80,42	116,79	50553,3	65996
	individuals	75	100			39371,2	
	organizations funded from the appropriate budgets	110	130			5832,5	
	non-budgetary organizations	110	130			5349,6	
1	Local telephone call using time-based billing system in urban TN (constant component)						
	individuals						
	budget-funded organizations						
	non-budgetary organizations						
2	Local telephone call using time-based billing system in urban TN (variable component)						

	individuals						
	budget-funded organizations						
	non-budgetary organizations						
5	Subscriber monthly fee in rural TN:			83,71	135,9	13997,8	23337
	individuals	75	100			10278,5	
	budget-funded organizations	110	130			2309,3	
	non-budgetary organizations	110	130			1410	
6.1	Local telephone call using time-based billing system in rural TN (constant component)						
	individuals						
	budget-funded organizations						
	non-budgetary organizations						
6.2	Local telephone call using time-based billing system in rural TN (variable component)						
	individuals						
	budget-funded organizations						
	non-budgetary organizations						
7	Long-distance telephone call	2,7	2,58	1,87	2,67	68579,3	56022
8	Inland telegram	0,80	0,80	24,94	39,38	2685,6	3885

Information on tariffs used by “Svyazinform” of the Astrakhan Region" – branch of "UTK" PJSC in 2003 **Table 14**

№	Description	Tariff as at the beginning of the year*, RUR	Tariff as at the end of the year*, RUR.	Cost price of service as at the beginning of the year*, RUR	Cost price of service as at the end of the year*, RUR.	Revenues from services for the year, RUR ths	Costs of provision of services for the year, RUR ths

1	Telephone installation fee in urban TN:			7244.7	7244.7	60647.1	38 164,9
	individuals	6000	6000			50 233	
	budget-funded organizations	6000	6000			2 889,3	
	non-budgetary organizations	6000	6000			7 524,8	
2	Telephone installation fee in rural TN:			7244.7	7244.7	11435.2	7 196,1
	individuals	6000	6000			10349.2	
	budget-funded organizations	6000	6000			740.3	
	non-budgetary organizations	6000	6000			345.7	
3	Subscriber monthly fee in urban TN:			105,5	105,88	150 687,3	198 974,6
	individuals	90	110			140 773,8	185 884,7
	budget-funded organizations	130	150			5 589,6	7380,8
	non-budgetary organizations	130	150			4 323,9	5 709,5
4.1	Local telephone call using time-based billing system in urban TN (constant component)					14 965,2	
	individuals	-	-	-	-	-	-
	budget-funded organizations	78	90			5 792,9	
	non-budgetary organizations	78	90			9 172,3	
4.2	Local telephone call using time-based billing system in urban TN (variable component)					19 053,3	
	individuals		-	-	-	-	-
	budget-funded organizations с 6 до 23 часов с 23 до 6 часов	0,12 0,09	0,12 0,09			6 768,3	
	non-budgetary organizations с 6 до 23 часов с 23 до 6 часов	0,12 0,09	0,12 0,09			12 285,0	
	Subscriber monthly fee in rural TN:			136,0	137,37	30 091,8	56 470,0

5							
	individuals	70	90			24 175,8	50 376,0
	budget-funded organizations	130	150			3 935,4	3 343,0
	non-budgetary organizations	130	150			1 980,6	2 751,0
6.1	Local telephone call using time-based billing system in rural TN (constant component)						
	individuals	-	-	-	-	-	-
	budget-funded organizations	-	-	-	-	-	-
	non-budgetary organizations	-	-	-	-	-	-
6.2	Local telephone call using time-based billing system in rural TN (variable component)						
	individuals	-	-	-	-	-	-
	budget-funded organizations	-	-	-	-	-	-
	non-budgetary organizations	-	-	-	-	-	-
7	Long-distance telephone call	3,58	3,34	2,10	2,32	222 871,8	151 507,6
8	Inland telegram	0,80	0,80	26,00	32,84	4 966,1	8 239,6

Information on tariffs used by "Volgogradelectrosvyaz" – branch of "UTK" PJSC in 2003

Table 14

№	Description	Tariff as at the beginning of the year*, RUR	Tariff as at the end of the year*, RUR.	Cost price of service as at the beginning of the year*, RUR	Cost price of service as at the end of the year*, RUR.	Revenues from services for the year, RUR ths	Costs of provision of services for the year, RUR ths
1	Telephone installation fee in urban TN:			8996	8996	208 346	133478
	individuals	5000	5000			180 473	

	budget-funded organizations	6000	6000			4 113	
	non-budgetary organizations	6000	6000			23 760	
	Telephone installation fee in rural TN:			8996	8996	15 018	9621
	individuals	3000	3000			13 554	
	budget-funded organizations	6000	6000			467	
	non-budgetary organizations	6000	6000			997	
	Subscriber monthly fee in urban TN:			94,75	137,00	424 124	628 179
	individuals	95	110			325 385	545 999
	budget-funded organizations	140	160			43 947	29 605
	non-budgetary organizations	140	160			54 792	52 575
.1	Local telephone call using time-based billing system in urban TN (constant component)					63 081	
	individuals	57	66			53 902	
	budget-funded organizations	80	91			2 927	
	non-budgetary organizations	80	91			6 252	
.2	Local telephone call using time-based billing system in urban TN (variable component)					28 926	
	individuals					24 063	
	9.00 - 22.00	0,09	0,11				
	22.00 - 9.00	0,09	0,07				
	budget-funded organizations					1 434	
	9.00 - 22.00	0,09	0,11				
	22.00 - 9.00	0,09	0,07				

	non-budgetary organizations					3 429	
	9.00 - 22.00	0,09	0,11				
	22.00 - 9.00	0,09	0,07				
5	Subscriber monthly fee in rural TN:			130,50	177,00	71 767	136 593
	individuals	80	90			54 236	118 509
	budget-funded organizations	140	160			9 521	6 977
	non-budgetary organizations	140	160			8 010	11 107
6.1	Local telephone call using time-based billing system in rural TN (constant component)					0,0	
	individuals	-	54			0,0	
	budget-funded organizations	-	91			0,0	
	non-budgetary organizations	-	91			0,0	
6.2	Local telephone call using time-based billing system in rural TN (variable component)					0,0	
	individuals					0,0	
	9.00 - 22.00	-	0,11				
	22.00 - 9.00	-	0,07				
	budget-funded organizations					0,0	
	9.00 - 22.00	-	0,11				
	22.00 - 9.00	-	0,07				
	non-budgetary organizations					0,0	
	9.00 - 22.00	-	0,11				
	22.00 - 9.00	-	0,07				
7	Long-distance telephone call	6,72	6,32	1,60	1,90	782 564	450 452
8	Inland telegram	0,80	0,80	94,16	111,00	12 841	65 403

nformation on tariffs used by "KabBalktelecom" – branch of "UTK" PJSC in 2003

Table 14

№	Description	Tariff as at the beginning of the year*, RUR	Tariff as at the end of the year*, RUR.	Cost price of service as at the beginning of the year*, RUR	Cost price of service as at the end of the year*, RUR.	Revenues from services for the year, RUR ths	Costs of provision of services for the year, RUR ths
1	Telephone installation fee in urban TN:			6417,1	6417,1	30335,1	13080,8
	individuals	7000	7000			24372,8	
	budget-funded organizations	7000	7000			1501,5	
	non-budgetary organizations	7000	7000			4460,8	
2	Telephone installation fee in rural TN:			6417,1	6417,1	3856,8	1663
	individuals	7000	7000			3690,3	
	budget-funded organizations	7000	7000			121,5	
	non-budgetary organizations	7000	7000			45,0	
3	Subscriber monthly fee in urban TN:			84,69	137,42	92919,2	147028,0
	individuals	70,0	90,0			70478,2	111676
	budget-funded organizations	90,0	120,0			11046,0	16943,0
	non-budgetary organizations	90,0	120,0			11395,0	18409,0
4.1	Local telephone call using time-based billing system in urban TN (constant component)						
	individuals						
	budget-funded organizations						
	non-budgetary organizations						
4.2	Local telephone call using time-based billing system in urban TN (variable component)						
	individuals						

	budget-funded organizations						
	non-budgetary organizations						
5	Subscriber monthly fee in rural TN:			86,12	172,12	22847,8	51205,0
	individuals	70,0	90,0			20372,9	46729
	budget-funded organizations	90,0	120,0			1500,4	2540,0
	non-budgetary organizations	90,0	120,0			974,5	1936,0
6.1	Local telephone call using time-based billing system in rural TN (constant component)						
	individuals						
	budget-funded organizations						
	non-budgetary organizations						
6.2	Local telephone call using time-based billing system in rural TN (variable component)						
	individuals						
	budget-funded organizations						
	non-budgetary organizations						
7	Long-distance telephone call	2,07	2,14	1,42	1,30	174765,8	84752,00
8	Inland telegram	0,80	0,80	19,06	33,42	2804,0	3683,00

Information on tariffs used by "Electrosvyaz of Kalmykia Republic" – branch of "UTK" PJSC in 2003

Table 14

№	Description	Tariff as at the beginning of the year*, RUR	Tariff as at the end of the year*, RUR.	Cost price of service as at the beginning of the year*, RUR	Cost price of service as at the end of the year*, RUR.	Revenues from services for the year, RUR ths	Costs of provision of services for the year, RUR ths
1	Telephone installation fee in urban TN:			8761,7	8761,7	7325,1	3947,7

	individuals	5000,0	5000,0	-	-	5995,7	
	budget-funded organizations	6000,0	6000,0	-	-	513,0	
	non-budgetary organizations	6000,0	6000,0	-	-	816,4	
	Telephone installation fee in rural TN:			8761,7	8761,7	3585,4	1932,3
	individuals	3500,0	3500,0	-	-	3207,6	
	budget-funded organizations	6000,0	6000,0	-	-	233,7	
	non-budgetary organizations	6000,0	6000,0	-	-	144,1	
	Subscriber monthly fee in urban TN:			82,81	137,6	27509,1	35492,0
	individuals	80,0	95,0	-	-	19885,7	27514,0
	budget-funded organizations	120,0	130,0	-	-	4286,3	4490,0
	non-budgetary organizations	120,0	130,0	-	-	3337,1	3488,0
.1	Local telephone call using time-based billing system in urban TN (constant component)						
	individuals	-	-	-	-	-	-
	budget-funded organizations	-	-	-	-	-	-
	non-budgetary organizations	-	-	-	-	-	-

4.2	Local telephone call using time-based billing system in urban TN (variable component)						
	individuals	-	-	-	-	-	-
	budget-funded organizations	-	-	-	-	-	-
	non-budgetary organizations	-	-	-	-	-	-
5	Subscriber monthly fee in rural TN:			121,33	137,6	19469,3	38655,0
	individuals	80,0	95,0	-	-	15054,0	31171,0
	budget-funded organizations	120,0	130,0	-	-	2852,5	4920,0
	non-budgetary organizations	120,0	130,0	-	-	1562,8	2564,0
6.1	Local telephone call using time-based billing system in rural TN (constant component)						
	individuals	-	-	-	-	-	-
	budget-funded organizations	-	-	-	-	-	-
	non-budgetary organizations	-	-	-	-	-	-
6.2	Local telephone call using time-based billing system in rural TN (variable component)						
	individuals	-	-	-	-	-	-
	budget-funded organizations	-	-	-	-	-	-
	non-budgetary organizations	-	-	-	-	-	-
7	Long-distance telephone call	3,5	3,8	2,21	3,04	46804,3	31180,00
8	Inland telegram	0,80	0,80	38,21	56,47	1830,8	4601

Information on tariffs used by "Karachaevo-Cherkesskelectrosvyaz" – branch of "UTK" PJSC in 2003

Table 14

	Description	Tariff as at the beginning of the year*, RUR	Tariff as at the end of the year*, RUR.	Cost price of service as at the beginning of the year*, RUR	Cost price of service as at the end of the year*, RUR.	Revenues from services for the year, RUR ths	Costs of provision of services for the year, RUR ths
	Telephone installation fee in urban TN:			6443	6443	14508.9	5074,4
	individuals	4000	4000			11443	
	budget-funded organizations	6000	6000			1201.8	
	non-budgetary organizations	6000/ 6500	6000/ 6500			1864.1	
	Telephone installation fee in rural TN:			6443	6443	7261.6	2539,7
	individuals	4000	4000			6636.9	
	budget-funded organizations	6000	6000			347	
	non-budgetary organizations	6000/ 6500	6000/ 6500			277.7	
	Subscriber monthly fee in urban TN:	75	100	76.88	102.42	45102.2	53499,0
	individuals					34443	45181,0
	budget-funded organizations	100	130			5924.1	3928,0
	non-budgetary organizations	100	130			4735.1	4390,0
1	Local telephone call using time-based billing system in urban TN (constant component)						
	individuals						
	budget-funded organizations						
	non-budgetary organizations						

4.2	Local telephone call using time-based billing system in urban TN (variable component)						
	individuals						
	budget-funded organizations						
	non-budgetary organizations						
5	Subscriber monthly fee in rural TN:			83.95	127.47	23393.8	35192
	individuals	75	100			18949	30748
	budget-funded organizations	100	130			2698.4	2563
	non-budgetary organizations	100	130			1745.9	1881
6.1	Local telephone call using time-based billing system in rural TN (constant component)						
	individuals						
	budget-funded organizations						
	non-budgetary organizations						
6.2	Local telephone call using time-based billing system in rural TN (variable component)						
	individuals						
	budget-funded organizations						
	non-budgetary organizations						
7	Long-distance telephone call	2.13	2.11	1.06	1.12	87063.7	38669
8	Inland telegram	0.80	0.80	90.93	50.28	1407.3	4285

Information on tariffs used by "Kubanelectrosvyaz" – branch of "UTK" PJSC in 2003

Table 14

№	Description	Tariff as at the beginning of the year*,	Tariff as at the end of the year*, RUR.	Cost price of service as at the beginning of the year*, RUR	Cost price of service as at the end of the year*, RUR.	Revenues from services for the year, RUR ths	Costs of provision of services for the year, RUR ths

		RUR					
1	Telephone installation fee in urban TN:			8144,00	13570,00	348155,1	47663,252
	individuals	8000,00	8000,00			272449,9	
	budget-funded organizations	8000,00	8000,00			13616,6	
	non-budgetary organizations	8000,00	8000,00			62088,6	
2	Telephone installation fee in rural TN:			8144,00	13570,00	130009,4	29535,717
	individuals	8000,00	8000,00			118895,9	
	budget-funded organizations	8000,00	8000,00			3248,8	
	non-budgetary organizations	8000,00	8000,00			7864,7	
3	Subscriber monthly fee in urban TN:			89,64	118,93	683630,8	780710,115
	individuals	100,00	120,00			514484,3	
	budget-funded organizations	140,00	160,00			60361,6	
	non-budgetary organizations	140,00	160,00			108784,9	
4.1	Local telephone call using time-based billing system in urban TN (constant component)			81,64	118,93	12650,1	
	individuals	60,00	72,00			8070,2	
	budget-funded organizations	105,00	105,00			1326,9	
	non-budgetary organizations	105,00	105,00			3253,0	
4.2	Local telephone call using time-based billing system in urban TN (variable component)					6195,3	
	individuals	0,09	0,09			4377,9	
	budget-funded organizations	0,09	0,09			545,7	

	non-budgetary organizations	0,09	0,09			1271,7	
5	Subscriber monthly fee in rural TN:			127,53	170,85	289045,9	441248,870
	individuals	100,00	120,00			223283,9	
	budget-funded organizations	140,00	160,00			23861,1	
	non-budgetary organizations	140,00	160,00			41900,9	
6.1	Local telephone call using time-based billing system in rural TN (constant component)			127,53	170,85	3972,7	
	individuals	60,00	72,00			2744,1	
	budget-funded organizations	105,00	105,00			386,6	
	non-budgetary organizations	105,00	105,00			842,0	
6.2	Local telephone call using time-based billing system in rural TN (variable component)					2506,8	
	individuals	0,09	0,09			1783,2	
	budget-funded organizations	0,09	0,09			245,7	
	non-budgetary organizations	0,09	0,09			477,9	
7	Long-distance telephone call	3,30	3,64	1,81	3,04	1391230,9	1014002,0
8	Inland telegram	0,8	0,8	61,48	56,56	36329,9	105782,0

Information on tariffs used by "Rostovelectrosvyaz" – branch of "UTK" PJSC in 2003

Table 14

№	Description	Tariff as at the beginning of the year*, RUR	Tariff as at the end of the year*, RUR.	Cost price of service as at the beginning of the year*, RUR	Cost price of service as at the end of the year*, RUR.	Revenues from services for the year, RUR ths	Costs of provision of services for the year, RUR ths
1	Telephone installation fee in urban TN:			10 872,0	10 872,0	166 611,0	114 618,4

	individuals	8 000	8 000			135 482,9	
	budget-funded organizations	8 000	8 000			5 720,3	
	non-budgetary organizations	8 000	8 000			25 407,8	
2	Telephone installation fee in rural TN:			10 872,0	10 872,0	21 937,6	28654,6
	individuals	8 000	8 000			18 573,2	
	budget-funded organizations	8 000	8 000			1 317,9	
	non-budgetary organizations	8 000	8 000			2 046,5	
3	Subscriber monthly fee in urban TN:			88,3	121,04	648 687,2	662 100,0
	individuals	100	120			541 819,1	572 801,0
	budget-funded organizations	120	150			43 414,9	36 007,0
	non-budgetary organizations	120	150			63 453,2	53 292,0
4.1	Local telephone call using time-based billing system in urban TN (constant component)						
	individuals	-	-				
	budget-funded organizations	-	-				
	non-budgetary organizations	-	-				
4.2	Local telephone call using time-based billing system in urban TN (variable component)						
	individuals	-	-				
	budget-funded organizations	-	-				
	non-budgetary organizations	-	-				
5	Subscriber monthly fee in rural TN:			108,3	149,97	131 989,8	205 585,0
	individuals	100	120			102 226,9	176 868,0
	budget-funded organizations	120	150			13 616,0	12 396,0

	non-budgetary organizations	120	150			16 147,2	16 321,0
6.1	Local telephone call using time-based billing system in rural TN (constant component)						
	individuals	-	-				
	budget-funded organizations	-	-				
	non-budgetary organizations	-	-				
6.2	Local telephone call using time-based billing system in rural TN (variable component)						
	individuals	-	-				
	budget-funded organizations	-	-				
	non-budgetary organizations	-	-				
7	Long-distance telephone call	3,06	2,98	2,42	2,76	1 040 193,0	926 297,0
8	Inland telegram	0.70	0,80	81,58	92,00	40 899,0	122 583,0

Information on tariffs used by "Sevosetinelectrosvyaz" – branch of "UTK" PJSC in 2003

Table 14

№	Description	Tariff as at the beginning of the year*, RUR	Tariff as at the end of the year*, RUR.	Cost price of service as at the beginning of the year*, RUR	Cost price of service as at the end of the year*, RUR.	Revenues from services for the year, RUR ths	Costs of provision of services for the year, RUR ths
1	Telephone installation fee in urban TN:			7244	7244	34906,9	14861
	individuals	3500	3500			26782,1	
	budget-funded organizations	5000	5000			2864,6	
	non-budgetary organizations	6000	6000			5260,2	
2	Telephone installation fee in rural TN:			7244	7244	5884,2	2505

	individuals	3500	3500			5515,7	
	budget-funded organizations	5000	5000			158,5	
	non-budgetary organizations	6000	6000			210,0	
3	Subscriber monthly fee in urban TN:			83,88	123,81	117551,1	142794
	individuals	75	90			97046,9	
	budget-funded organizations	90	120			9381,8	
	non-budgetary organizations	90	120			11122,4	
4.1	Local telephone call using time-based billing system in urban TN (constant component)					0	
	individuals					0	
	budget-funded organizations					0	
	non-budgetary organizations					0	
4.2	Local telephone call using time-based billing system in urban TN (variable component)					0	
	individuals					0	
	budget-funded organizations					0	
	non-budgetary organizations					0	
5	Subscriber monthly fee in rural TN:			83,88	123,81	20227,8	30105
	individuals	60	80			16127,2	
	budget-funded organizations	90	120			2436,2	
	non-budgetary organizations	90	120			1664,4	
6.1	Local telephone call using time-based billing system in rural TN (constant component)						

						0	
	individuals					0	
	budget-funded organizations					0	
	non-budgetary organizations					0	
6.2	Local telephone call using time-based billing system in rural TN (variable component)					0	
	individuals					0	
	budget-funded organizations					0	
	non-budgetary organizations					0	
7	Long-distance telephone call	2,0	2,19	0,76	0,88	222868	85643
8	Inland telegram	0,80	0,80	29,24	34,71	3454	4678

Information on tariffs used by "Electrosvyaz" of Stavropol Territory" – branch of "UTK" PJSC in 2003 **Table 14**

№	Description	Tariff as at the beginning of the year*, RUR	Tariff as at the end of the year*, RUR.	Cost price of service as at the beginning of the year*, RUR	Cost price of service as at the end of the year*, RUR.	Revenues from services for the year, RUR ths	Costs of provision of services for the year, RUR ths
1	Telephone installation fee in urban TN:			6387	6387	108189	21074
	individuals	5000	5000	-	-	66444	-
	budget-funded organizations	8000	8000	-	-	8085	-
	non-budgetary organizations	8000	8000	-	-	33660	-
2	Telephone installation fee in rural TN:			6387	6387	37952	10863
	individuals	5000	5000	-	-	33301	-
	budget-funded organizations	8000	8000	-	-	1630	-

	non-budgetary organizations	8000	8000	-	-	3021	-
3	Subscriber monthly fee in urban TN:			85,92	108,55	435793	449081
	individuals	95	120	-	-	346364	388794
	budget-funded organizations	120	150	-	-	34263	21643
	non-budgetary organizations	120	150	-	-	55015	38644
4.1	Local telephone call using time-based billing system in urban TN (constant component)	-	-	-	-	-	-
	individuals	-	-	-	-	-	-
	budget-funded organizations	-	-	-	-	-	-
	non-budgetary organizations	-	-	-	-	-	-
4.2	Local telephone call using time-based billing system in urban TN (variable component)	-	-	-	-	-	-
	individuals	-	-	-	-	-	-
	budget-funded organizations	-	-	-	-	-	-
	non-budgetary organizations	-	-	-	-	-	-
5	Subscriber monthly fee in rural TN:			99,34	111,60	108725	179393
	individuals	70	90	-	-	93525	157661
	budget-funded organizations	120	150	-	-	11547	8204
	non-budgetary organizations	120	150	-	-	14282	13528
6.1	Local telephone call using time-based billing system in rural TN (constant component)	-	-	-	-	-	-
	individuals	-	-	-	-	-	-

	budget-funded organizations	-	-	-	-	-	-
	non-budgetary organizations	-	-	-	-	-	-
6.2	Local telephone call using time-based billing system in rural TN (variable component)	-	-	-	-	-	-
	individuals	-	-	-	-	-	-
	budget-funded organizations	-	-	-	-	-	-
	non-budgetary organizations	-	-	-	-	-	-
7	Long-distance telephone call	2,71	2,81	1,40	1,66	857456	529903
8	Inland telegram	0,80	0,80	49,27	77,70	14519	61186

According to 2003 performance results "UTK" PJSC provided telecom services at reduced tariffs for the sum of 749 179.4 thousand roubles. The Company received compensations for the sum of 380 878.8 thousand roubles, or 50,8 %.

	Amount of services provided at reduced tariffs, RUR ths	Amount of compensations received, RUR ths	Amount of non-compensated services, RUR ths	Share of compensated costs, %
"Electrosvyaz of Adygeia Republic"	16 604,90	13 015,30	3 589,60	78,4
"Svyazinform" of the Astrakhan Region"	42 047,30	35 943,30	6 104,00	85,5
"Volgogradelectrosvyaz"	119 498,50	84 469,20	35 029,30	70,7
"KabBalktelecom"	12 995,40	11 232,30	1 763,10	86,4
"Electrosvyaz of Kalmykia Republic"	11 395,50	11 063,06	332,44	97,1
"Karachaevo-Cherkesskelectrosvyaz"	16 866,50	13 563,50	3 303,00	80,4
"Kubanelectrosvyaz"	244 450,79	60 514,90	183 935,89	24,8
"Rostovelectrosvyaz"	145 481,20	70 412,90	75 068,30	48,4
"Sevosetinelectrosvyaz"	29 693,30	18 743,20	10 950,10	63,1
"Electrosvyaz" of Stavropol Territory"	110 146,00	61 921,10	48 224,90	56,2
Total in "UTK" PJSC	749 179,39	380 878,76	368 300,63	50,8

In view of the new Federal law «On Communications» the Company worked on development of tariff plans for local services on the basis of new normative documents ensuring the subscriber's right to choose a form of payment for local services.

Time-based billing system of local calls is introduced now in the following branches of "UTK" PJSC:

- "Svyazinform" of the Astrakhan Region" urban TN – 18 142 №№;
- "Volgogradelectrosvyaz" urban TN – 92 986 №№;
- "Kubanelectrosvyaz" urban TN – 20 613 №№ , rural TN – 7200 №№.

2003 revenues received from subscribers using time-based billing system of local calls stood at:

- "Svyazinform" of the Astrakhan Region" – RUR 34 018.5 ths;
- "Volgogradelectrosvyaz" – RUR 95 006.7 ths;
- "Kubanelectrosvyaz" – RUR 25 324.9 ths.

In 2004 "Southern Telecommunications Company" PJSC continues its work on realization of the main principles of the tariff policy approved by the Decision of the Company's Board of Directors. № 4/11 of 29.04.2003 in view of the new Federal Law «On Communications».

5.4. The Company's main economic and financial results.

Dynamics of network number capacity and volume of services provided by "UTK" PJSC for the period of 2001-2003 show the positive trends in the Company's development.

Table 15

Indices	Unit	Actual 2001	Actual 2002	Actual 2003
I.Telecommunications development				
Increase in number of basic telephone sets	sets	153125	165775	296819
Average number of lines	lines	3065344,4	3211138,2	3420681,3
Outgoing international and domestic long-distance traffic	Ths min	1267107	1573065	1844138
II. Economic performance				
Revenue	Ths RUR	8218489	10531981	13506587
Revenues from telecom services	- " -	7899230	10042435,0	13222688,1
Revenues from value-added services, total	- " -	248100	305600,0	546015,6
Share of revenues from value-added services in total revenues from telecom services	%	3,1	3,0	4,1
Costs	Ths RUR	6058488	8022787	10452947
Operating profit	- " -	2160001	2509194,0	3053640
Pre-tax profit	- " -	1459571	2274397,0	1665084
Pre-tax profit adjusted*	- " -	1459571	1247297,0	1665084
Net profit	- " -	977933	1561915,0	1080437
Net profit adjusted*	- " -	977933	781915,0	1080437
Operating profit/costs ratio	%	26,3	23,8	22,6
Pre-tax profit /costs ratio	%	24,1	28,3	15,9
Pre-tax profit /costs ratio (2002 – without taking into account individual transaction on selling "Kuban-GSM" stake)	%	24,1	15,5	15,9
Net profit /costs ratio	%	16,1	19,5	10,3
Net profit /costs ratio adjusted*	%	16,1	9,7	10,3
Cost price of 1 ruble of earnings	RUR	0,74	0,76	0,77
EBITDA	Ths RUR	2234596	3164770	3421710
EBITDA adjusted*	Ths RUR	2234596	2137670	3146204
III.Labour				
Average number of employees on pay-roll	employees	45828	42541	40992
Average wages	RUR	3642,9	5099,6	7077,1
IV.Investments				
Capex volume	Ths RUR	1762192	3571632,7	11075091,8
Fixed assets put into service	Ths RUR	1870400	3078424	8244872,6
Line capacity put into operation	№№	231874	374250	532480

* *without taking into account gains in financial assets (securities) in 2002, 2003 – a 24%- stake of "UTK" PJSC in CJSC "Kuban-GSM", a 10%-stake in CJSC "StavTeleSot".*

The first year of teamwork of 10 telecom operators of the South of Russia was quite successful. The subscriber base increased by 296.8 ths lines, a 79 %- gain over the previous year. Active realization of the Company's investment program made it possible to ensure 128,2 % (RUR 13506.6 mln) growth rate of income from sales. Thus, revenues from telecom services made RUR 13222.7 mln, a 32 %-increase over 2002.

Being one of "Svyazinvest" OJSC's subsidiaries, "UTK" PJSC has good parameters of revenues and profits from telecom services in comparison with other Svyazinvest subsidiaries. UTK growth rate of revenues from telecom services complies with dynamics throughout the holding company.

2003 Revenue structure from telecom services


Wired radio
1,3%
Radio communication, radio and TV broadcasting
0,1%
Rural telephony
7,7%
Pay-phones of all types
2,6%
Domestic and international long-distance telephony (incl. passthrough traffic)
50,4%
Urban telephony
32,1%
Internet, ISDN, intelligent networks
2,9%
Mobile telecommunications
0,1%
Document communication
2,8%

Tariff growth in the reporting year accounted for 28,8 % (RUR 916 mln) of extra revenues, accordingly, business development accounted for 71,2 % (RUR 2264.2 mln) of extra revenues. Basic income items of "Southern Telecommunications Company" PJSC are revenues from domestic and international long-distance telephony as well as local urban telephone network.

While analyzing changes of tariffs by kind of services in 2003, we can reveal the factors which caused the revenue growth.

Revenues from telecommunications services increased by RUR 3 180.2 mln or 31,7% compared to 2002.

Local telephony accounted for the most part (49%) of revenue gain standing at RUR 1557.8 mln. It is caused first of all by network development: number of basic telephones increased by 296.8 thousand sets in 2003 which allowed to receive extra revenues from installation of telephones of RUR 434.2 mln, from subscriber monthly fee –RUR 336.9 mln, from lease of channels -76,1. But revenue growth from local telephony was also caused by local tariffs changes in 2003 in comparison with 2002. Average local tariff growth (subscriber monthly fee) in the Company made up 123,4 % for individuals in urban TN and 125 % - in rural TN; 120,7 % - business sector. In some branches tariff growth reached 133 %. Tariff growth resulted in RUR 704.5 mln of revenue increase. Reduction of revenues from city payphones by RUR 18 mln resulted from development of cellular communication of alternative operators.

Revenues from services of domestic and international long-distance telephony showed a gain of RUR 938.3 mln over the previous year (29,5 % of the total revenue growth). Growth of long-distance traffic accounted for the most part of revenue growth standing at RUR 735.5 mln. Revenue growth due to tariff increase was insignificant, because since 1.07.2003 "UTK" PJSC had optimized basic telecom services tariffs regulated by Anti-Monopoly Ministry of the Russian Federation (see item 5.3. «Tariff policy»).

Extra revenues of RUR 46.1 mln were gained from leveling long-distance tariffs for the connected operators. 2003 revenues from connection and passthrough of traffic reached RUR 737.5 mln including RUR 91.3 mln – from connection fees and RUR 638.3 mln – from passthrough of traffic. Extra RUR 241.3 mln were gained from introduction of new system of payments to OJSC "Rostelecom".


"Электросвязь Республики Адыгея"
"Связьинформ" Астраханской обл.
"Волгоградэлектросвязь"
"КабБалктелеком"
"Электросвязь" Республики Калмыкия
"Карачаево-Черкесскэлектросвязь"
"Кубаньэлектросвязь"
"Ростовэлектросвязь"
"Севосетинэлектросвязь"
"Электросвязь" Ставропольского края
"Югтаксофон"
"Центр новых технологий"
2% 29% 3% 2 46% 13% 6%
2% 35% 9% 3 39% 6% 5%
3% 41% 6% 2 39% 4% 5%
4% 43% 7% 3 32% 6% 4%
3% 39% 2% 2 30% 19% 5%
4% 42% 5% 2 30% 14% 3%
5% 38% 8% 1 31% 11% 6%
10% 33% 8% 2 33% 6% 9%
5% 43% 12% 3 29% 5% 4%
7% 41% 7% 3 28% 7% 8%
100%
81% 19%
Connection and passthrough of traffic
Domestic long-distance telephony
International long-distance telephony
Internet services, ISDN and intelligent services
Urban telephone network
Rural telephone network
OTHERS (document communication, wired radio, mobile communication, radio and TV broadcasting, pay-phones)

The Company's branches have been rendering traditional telecom services in their regions for a long time which resulted in UTK share of 92% in the SFD traditional services market. Therefore, at present the Company is facing most important tasks of developing the market of new telecom services and increasing the share of revenues from value-added services in total amount of revenues.

In 2003 revenue of RUR 546 mln was received from provision of value-added service (VAS), a 178,7% gain over a year ago period, making 4.1% of the total amount of revenues from telecom services (vs. 3.0% in 2002).

Revenues from providing access to Internet account for major part of revenues gained from VAS making 60,5 %. Revenues from providing access to Internet increased by RUR 93839.3 ths or 39,7 % on the year 2002, as a result of growth of the number of Internet subscribers (both of allocated access and switched access) and active selling of Internet - cards. In 2003 volume of information transmitted through Internet was up 180,1 % compared to 2002 standing at 174279278 Mb. Time of Internet connections through public telephone network reached 967.7 million minutes which is up 51,2 % compared to 2002. As a result revenues from providing access to Internet constituted:

RUR 98177.7 ths – from providing access through allocated channel
RUR 232073.2 ths - from providing access through switched channel

Revenues from value-added services, for the years 2002-2003 (thousand rubles)


330251
236412
2002 г.
2003 г.
93667
32714
1548
7567
53031
18877
31421
12811
9775
23543
Интернет
Построение част корпор сетей
Кабельное ТВ

As you can see in the diagram, the following services were developing most rapidly: building of private corporate networks, IP-telephony, ISDN services. ISDN services were used mainly by business sector (97,7 %). In 2003 revenues from providing Internet access to individuals increased by 47,9 % over 2002, residential share of Internet revenues rose to 41,8 % (up 3,5 % over 2002).

5.5. 2003 revenue breakdown by kind of services and client segment.

2003 revenue structure

Table 16

Services	total (excl. VAT and sale tax) RUR ths	including	
		From budget-funded organizations RUR ths	From individuals RUR ths
Revenues from telecom services - total including:	13222688,1	1059729,1	8055767,1
Domestic and international long-distance telephony	5931448,1	486681,8	3407467,2
Urban TN	4239150,4	363391,5	3082106,2
Rural TN	1011621,3	88877,3	808338,7
payphones	346753,7	1090,5	341546,5
Document communication	696496,9	89582,1	264116,5
Radio communication, radio and TV broadcasting, satellite communication	17353,3	2178	12904,1
Wired radio	171941,3	17820,6	128763,5
Mobile communication	16790,6	3223	9090,8
ISDN services	53030,5	6856,6	1219,4
Intelligent services	575,9	27,7	214,2
Traffic connection and passthrough	737526,1	x	x

Residential share in the structure of revenues from telecom services is constantly increasing. In 2003 it made 60,9 % of the total revenues from telecom services as a result of following the policy of Anti-Monopoly Ministry of the Russian Federation aimed at equalizing tariffs for residential and business sectors. Business sector generates more revenue than residential sector only with respect to Internet services and data transmission.

2003 revenue breakdown from telecom services by client segment and kinds of services


население
коммерческие предприятия
бюджетные организации
RUR mln
3500
3000
2500
2000
1500
1000
500
0
Междугородный трафик
Международный трафик
От присоединения и пропуска трафика
Абонентская плата ГСТС
Предоставление доступа к сети

RUR mln

	individuals	**Business sector**	**Budget-funded organizations**	**TOTAL**
Domestic long-distance traffic	2917,5	1533,2	403,5	**4854,2**
International long-distance traffic	758,2	221,7	27,7	**1007,6**
Connection and passthrough of traffic	0	737,5	0	**737,5**
Monthly subscriber fees in urban and rural TNs	2708,2	427,5	307,0	**3442,7**
Telephone installation fee	997,8	181,2	49,9	**1228,9**
Other services	674,1	1006,1	271,6	**1951,8**
Total revenue from telecom services	**8055,8**	**4107,2**	**1059,7**	**13222,7**
Specific weight, %	*60,9*	*31,1*	*8,0*	
Reference: Total revenue from telecom services for the year 2002, RUR ths	6164,6	3026,8	851,0	10042,4
Specific weight for the year 2002 , %	61,4%	30,1%	8,5%	

Revenue structure and subscriber base of "Southern Telecommunications Company" PJSC for the year 2003

Subscriber base (basic telephone sets)


budget-funded organizations 5,0%
business sector 8,4%
individuals 86,5%

Revenues


business sector 31,1%
budget-funded organizations 8,0%
individuals 60,9%

- individuals
- budget-funded organizations
- business sector

5.6. 2003 operating costs.

All the Company's operating costs are reflected in cost price and represent a cost estimation of used products (works, services), raw material, fuel, electric power, fixed assets, manpower and other expenses. Investment activity of "Southern Telecommunications Company" PJSC in 2003 resulted in growth of the Company's expenses. 2003 operating costs of "UTK" PJSC stood at RUR 10 452.9 mln, which is up RUR 2430.2 mln or 30,3 % compared to the previous year.

Operating costs structure for the years 2002-2003 is presented in the table:

Table 17

Description	Costs, RUR ths		Specific weight, %		Change y-on-y (+,-)	Growth rate %
	2002	*2003*	*2002*	*2003*		
Wages and salaries	2 631 018	3530154	32,79	33,77	899136	134,2
Social expenses	878 350	1 094 400	10,95	10,51	216 050	124,60
Depreciation	708 157	1 070 538	8,83	10,28	362 381	151,17
Electricity charges	186 029	233 929	2,32	2,25	47 900	125,75
Material expenses	799 394	964 579	9,96	9,26	165 185	120,66
Payments to non-Svyazinvest companies	264 926	285 970	3,30	2,75	21 044	107,94
Payments to Svyazinvest-companies	39 706	70 604	0,49	0,68	30 898	177,82
Payments to "Rostelecom	1 143 605	1 489 449	14,25	14,30	345 844	130,24
Payments to outside organizations	472 118	737 232	5,88	7,08	265 114	156,15
Taxes charged to operating costs	128 689	31 681	1,60	0,30	- 97 008	24,62
Allocations to NIOKR fund	13 491	0	0,17	0,00	- 13 491	0,00
Other costs	757 304	944411	9,44	9,03	187107	124,7
TOTAL (line 020 f.2)	**8 022 787**	**10452947**	**100**	**100**	**2430160**	**130,3**

Wages and salaries account for a major part of operating costs making 33,77 %. This growth is caused by fulfillment of obligations within the framework of personnel policy carried out by the Company. (see Section VI).

In 2003 the RF Anti-Monopoly Ministry reorganized the payment system of the inter-regional companies and OJSC "Rostelecom" for passthrough of the long-distance telephone traffic. Till August, 2003 the Company's payments to OJSC "Rostelecom" were based on the integral rate for passthrough of 1 minute via 50 kilometers of the network.

In August, 2003 new transparent and rational payment system of the inter-regional companies and OJSC "Rostelecom" for passthrough of the long-distance telephone traffic was introduced. The new system assumes separate accounting: 1) for passthrough of the long-distance telephone traffic via Rostelecom network and for termination of the traffic at operator's entering end; and 2) for termination of incoming long-distance traffic on the network of the operator. It allowed the Company to gain income of RUR 241341 thousand for termination of incoming traffic on its networks depending on the actual volume of passed traffic. Change of the payment system with Rostelecom resulted in growth of the Company's costs by RUR 345 844 ths.

Growth of 2003 depreciation charges is caused by great volume of fixed assets put into operation in comparison with 2002 (the volume increased by 2,7 times over a year-ago period).

Growth of material expenses and electricity charges is caused by inflation and increase of electricity rates.

In 2003 "UTK" PJSC paid great attention to protection of its buildings and communication facilities by FGUP "Svyaz-bezopasnost", which resulted in growth of expenses paid to outside organizations.

2003 operating costs structure


Payments to outside organizations 7,1%
Taxes; 0,32
Other costs 9,0%
Wages and salaries 33,77%
Payments to Rostelecom 14,3%
Payments to Svyazinvest companies 0,7%
Social expenses 10,5%
Payments to non-Svyazinvest companies 2,7%
Material expenses 9,3%
Depreciation charges 10,3%
Electricity charges 2,2%

5.7. Main indices of the Company's business efficiency in 2001-2003

Table 18

№№	Index	Unit	2001	2002	*Growth rate%*	2003	*Growth rate%*
1.	Domestic and international long-distance traffic per one line	min	413,4	489,9	*118,5*	539,1	*110,0*
2.	Earnings per one line	RUR	2681,1	3279,8	*122,3*	3948,5	*120,4*
3.	Revenue from telecom services per one line	- " -	2576,9	3127,4	*121,4*	3865,5	*123,6*
4.	Sales income per one line	- " -	704,6	781,4	*110,9*	892,7	*114,2*
5.	Pre-tax profit per one line	- " -	476,1	708,3	*148,8*	486,8	*68,7*
6.	Pre-tax profit per one line adjusted**	- " -	476,1	388,4	*81,6*	486,8	*125,3*
7.	Earnings per one	- " -	179333,4	247572,5	*138,1*	329490	*133,1*

8.	Sales income per one employee*	- " -	47132,8	58983,0	*125,1*	74492,8	*126,3*
9.	Pre-tax profit per one employee*	- " -	31848,9	53463,6	*167,9*	40619,7	*76,0*
10.	Pre-tax profit per one employee adjusted**	- " -	31848,9	29319,9	*92,1*	40619,7	*138,5*
11.	Number of lines per 1 employee *	lines	66,9	75,5	*112,8*	83,4	*110,5*

** Calculation is based on average number of employees on pay-roll*

*** without taking into account gains in financial assets (securities) in 2002, 2003 – a 24%- stake of "UTK" PJSC in CJSC "Kuban-GSM", a 10%-stake in CJSC "StavTeleSot".*

As a result of growth of key performance indicators the Company manages to retain its positive dynamics in terms of business efficiency proving to be a stable and reliable company. Number of lines per employee is up 10,5% making 83.4 lines for 2003, domestic and international long-distance traffic is up 10%. Revenue from telecom services per one line stands at RUR 3865.5 which is up 23,6% compared to the previous year.

Revenues from telecom services per one line, RUR


3865,5
3127,4
2576,9
2001г.
2002г.
2003г.

Domestic and international long-distance traffic per one line, min


539,1
489,9
413,4
2001г.
2002г.
2003г.

Number of lines per one employee, lines


66,9
75,5
83,4
2001г.
2002г.
2003г.

Dynamics of traffic per one line in "UTK" PJSC branches for the years 2001-2003, min


5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
2001
2002
2003
"Yugtaxofon"
"Sevosetinelectrosvyaz"
"Electrosvyaz" of Stavropol Territory"
"KabBalktelecom"
"Rostovelectrosvyaz"
"Karachaevo-Cherkesskelectrosvyaz"
"Volgogradelectrosvyaz"
"Kubanelectrosvyaz"
"Svyazinform" of the Astrakhan Region"
"Electrosvyaz of Kalmykia Republic"
"Electrosvyaz of Adygeia Republic"

5.8. Analysis of income indices

Table 19

Indices	2002	2003	y-on-y change, RUR ths
Sales revenues	2509194	3053640	544446
Interest income	6448	10452	4004
Interest expense	181892	547226	365334
Proceeds from participation in other companies	8746	167146	158400
Other operating income	1424825	314571	-1110254
Other operating expenses	644357	723613	-79256
Non-operating income	215435	259507	44072
Non-operating expenses	1064002	869393	-194609
Pre-tax profit	2274397	1665084	-609313
Pre-tax profit adjusted*	1247297	1665084	417787
Income tax	669303	577601	-91702
Deferred tax liabilities and assets	*0*	*156717*	*156717*
Current profit tax	*669303*	*420884*	*-248419*
Operating profit	1605094	1087483	-517611
Extraordinary income	62	268	206
Extraordinary expenses	43241	7314	-35927
Net profit	1561915	1080437	-481478
Net profit adjusted*	781915	1080437	298522

***** ***without taking into account gains in financial assets (securities) in 2002, 2003 – a 24%- stake of "UTK" PJSC in CJSC "Kuban-GSM", a 10%-stake in CJSC "StavTeleSot".***

In 2003 net profit is determined according to book-keeping records on the assumption that profit tax charges to be deducted from pre-tax profit is defined as the sum of the conditional profit tax charges, corrected by the sum of fixed tax liabilities and assets (pursuant to the Regulations on book keeping «Calculation of profit tax charges » (PBU 18/2002) and provisions of the Tax Code of the Russian Federation).

5.9. The Company's net assets value

	As of 01.01.2004
1. Net assets (RUR ths)	12766438
2. Authorized capital (RUR ths)	1297779
3. Reserve fund (RUR ths)	64889
4. Net assets/authorized capital ratio (ROE) (line.1/line.2) (%)	10,2%
5. Net assets/sum of authorized capital and reserve fund ratio (line.1/(line.2+line.3)) (%)	936,9%

During the reported period net assets rose by RUR 749355 ths or 6,2 %.

5.10. Financial activity

High rates of investment activity and presence of significant volume of short-term debts in the consolidated balance at the beginning of 2003 demanded serious actions on borrowing of extra fund. In 2003 total amount of liabilities increased by RUR 12.2 bln, including RUR 10.4 bln - due to investment activity.

When choosing sources of investment activity financing and refinancing of previous loans, the Company laid the emphasis on long-term borrowings in order to increase its financial stability. «Long-term borrowed funds» were attracted by placement of bond issue worth RUR 1.5 bln with the maturity period of 3 years as well as by credits worth RUR 4.77 bln granted for the term over 1 year. During the reported period share of leasing in total amount of borrowed funds increased by 1,8 times or by RUR 3.8 bln reaching 29%. As a result, in 2003 amount of long-term liabilities increased by RUR 6.8 bln making 44% of the Company's cumulative liabilities (according to balance sheet under Russian Accounting Standards). In addition, 2003 capex rose by RUR 7.5 bln or by 3,1 times resulting in decrease of current liquidity from 0,52 to 0,48. Still, borrowed funds to own funds ratio grew from 0,5 to 1,48.

The Company constantly works on reducing borrowed capital costs, as a result average cost of borrowed capital made 9,4 % in 2003.

In 2004 the Company plans further attraction of long-term borrowing for financing the planned volumes of capital investments, including by placement of bond issues.

Change of the structure of external financing in 2002-2003


as of 01.01.2003
2%
6%
44%
34%
10%
4%
as of 01.01.2004
9%
10%
26%
1%
34%
20%
Long-term credits of banks and suppliers
Short-term credits of banks and suppliers
Long-term loans and bills of credit
Short-term loans and bills of credit
Leasing extended for a term of more than 12 months
Leasing extended for a term of less than 12 months

Structure of UTK liabilities


2002
22,30%
RUR 1.4
bln
77,70%
RUR 4.9
bln
2003
52,60%
RUR 9.7 bln
47,40%
RUR 8.7 bln
Short-term liabilities
Long-term liabilities

Structure of short-term liabilities


2002
4,2%
RUR 0.2 bln
4,2%
RUR 0.2 bln
23,8%
RUR 1.2 bln
67,8%
RUR 3.3 bln
2003
1,6%
RUR 0.1 bln
3,2%0,
RUR 3 bln
44,3%
RUR 3.9 bln
50,9%
RUR 4.4 bln
Credits and loans
Accounts payable
Dividends payable
Deferred income

Structure of long-term liabilities


2002
4,6%
RUR 0.65
mln
21,4%
RUR 299
mln
74%
RUR 1035
mln
2003
2,6%
RUR 248
mln
64,1%
RUR
6727mln
32,8%
RUR 3179
mln
Credits and loans
Other long-term liabilities
Deferred tax liabilities

Structure of capital in-flow in 2003


42,3%
RUR 11.8
bln
57,0%
RUR 15.9
bln
0,7%
RUR 0.2 bln
Operating activity
Investment activity
Financial activity

Structure of capital expenses in 2003


18,9%
RUR 5.3 bln
48,7%
RUR 13.5
bln
32,4%
RUR 9 bln
Operating activity
Investment activity
Financial activity

Dynamics of accounts receivable of "UTK" PJSC in 2003

Share of receivables with regard to 2003 annual gross revenue remained 12,9 % as in 2002. But we can see substantial growth of the amount of advance payments – by RUR 169.4 mln, and other receivables – by RUR 103 mln, mainly due to increase of the sum of overpayment under taxes – by RUR 109 mln.

Level of accounts receivable for provided telecom services with regard to annual tariff income decreased from 9,4 % to 8,3 %. But share of accounts receivable relating to non-compensation of payments for telecom services provided at reduced tariff rates to some categories of population increased by 19 %. Substantial growth of the share of non-compensated expenses incurred by the Company resulted from cancellation of reduced tariff rates by the RF Anti-Monopoly Ministry from 1 July, 2003. Prior to their cancellation those reduced tariff rates were used by UTK branches "Kubanelectrosvyaz", "Rostovelectrosvyaz" and "Electrosvyaz" of the Stavropol Territory".


as of 01.01.2003
7,1%
15,7%
29,6%
47,5%
ДЗ бюджетных организаций
ДЗ хозрасчетных предприятий
ДЗ населения
Некомпенсированные льготы
as of 01.01.2004
26,1%
11,1%
20,8%
42,0%

As for other categories of subscribers, share of receivables in total debts for provided telecom services decreased: by 8,8 % - in business sector, by 5,5 % - in residential sector (excluding benefits), by 4,6 % - budget-funded organization. Dynamics of accounts receivable from budget-funded organizations confirms such decrease: from local budget – by RUR 3.8 mln, from regional (republican) budget – by RUR 10.8 mln, from federal budget – by 11.2 mln.

Two branches of the Company out of 10 branches rendering traditional telecom services have a level of accounts receivable for provided telecom services with regard to annual tariff income below the average level of 8.7% in "Southern Telecommunications Company" PJSC, namely, "Kubanelectrosvyaz" – 7,2 %, "Rostovelectrosvyaz" – 7,4 %. In other branches this level exceeds the average value, and the highest values are in "Electrosvyaz of Adygeia Republic" (18,4 %), "Karachaevo – Cherkesskelectrosvyaz" (17,5 %) and " Electrosvyaz of Kalmykia Republic " (16,4 %).

VI. PERSONNEL POLICY

6.1. Remuneration of labour.

Remuneration of labour in "Southern Telecommunications Company" PJSC is organized by means of tariff system which includes: tariff scale, tariff coefficients, tariff categories, categories of remuneration of labour. Peculiarity feature of tariff system of remuneration of labour in "Southern Telecommunications Company" PJSC is usage of 18-graded universal tariff scale.

The universal tariff scale of "UTK" PJSC is based on the Uniform tariff scale approved by the Resolution of the Government of the Russian Federation № 785 of 14.10.1992, and it also uses adjusting (decreasing and increasing) factors. Tariff coefficients of universal tariff scale are calculated by multiplication of the existing (base) tariff coefficient by the adjusting factor (factor of work efficiency). In universal tariff scale each category of remuneration of labour has fifteen tariff coefficients.

In March, 2003 "UTK" PJSC was the first of 7 inter-regional companies to conclude a uniform Collective agreement. In this connection the Company approved uniform Provisions on remuneration of labour for all branches of "Southern Telecommunications Company" PJSC.

In 2003 minimal tariff rate of workers of the first category was increased twice (April, December).

As at the end of 2003 minimal tariff rate was within the limits of 1000 roubles ("Electrosvyaz of Kalmykia Republic") up to 3870 roubles ("Kubanelectrosvyaz").

As a result of changes of the minimal tariff rate, the average wages have also changed:

Analysis of average salary in "UTK" PJSC, 2002-2003



"Electrosvyaz of Adygeia Republic"
"Svyazinform" of the Astrakhan Region"
"Volgogradelectrosvyaz"
"KabBalktelecom"
"Electrosvyaz of Kalmykia Republic"
"Karachaevo-Cherkesskelectrosvyaz"
"Kubanelectrosvyaz"
"Rostovelectrosvyaz"
Sevosetinelectrosvyaz"
"Electrosvyaz" of Stavropol Territory"
2002 average salary
2003 average salary
% growth rate

2002 average salary, RUR	2003 average salary, RUR	% growth rate y-on-y
5099.6 руб.	7077.1 руб.	138.8%

Remuneration of labour of each worker depends on his duties, professional skill, conditions of work, importance of work, his labour activity and initiative, and quality of work.

Salaries are paid in time determined by the branches in their supplements to "UTK" PJSC Collective Agreement. The Company exercises permanent control of timely wages payment.

Average wages in all branches of "Southern Telecommunications Company" PJSC exceed both nominal average wages and cost of basket of goods in their regions.

The bonus system in "UTK" PJSC is aimed at improvement of individual and collective labour motivation of the personnel of the Company, stimulation of a material interest of employees in fulfillment of the basic economic parameters of the branches, creation of conditions for creative activity of each worker.

In 2003 bonus system of "UTK" PJSC included seven kinds of bonuses:

- bonus for the current results of work;
- bonus for increase of efficiency of the Company's operations;
- bonus on results of economic activity of "Southern Telecommunications Company" PJSC for a year;
- bonus for introduction of new technical equipment;
- bonus for fulfillment of especially important tasks;
- bonus at presentation of corporate, sectoral, regional and state awards
- bonus for a victory in production competition of "UTK" PJSC branches and their structural divisions.

The system of social privileges and compensations is one of the most powerful elements of the Company's system of labour motivation of workers.

When going on leave, all the Company's employees receive incentive fee which size depends on time of service in the Company.

"UTK" PJSC pays additional pensions to the retired workers whose time of work in the Company exceeds 20 years, as of 01.01.2004 2942 retired workers receive additional pensions from "UTK" PJSC, RUR 67823 ths were spent for this purpose in 2003.

Other retired workers of the Company whose time of work in the Company exceeds 10 years receive moneyed assistance, RUR 11833 ths were spent for this purpose in 2003.

In 2003 RUR 14223 ths were allocated to making employees healthier.

In 2003 467 workers of "UTK" PJSC were granted interest-free loans.

2003 social expenses amounted to RUR 40168.9 ths or 979.9 rubles per one employee.

In December 2003 the Collective Agreement of "UTK" PJSC for the year 2004 was concluded including a number of new Provisions:

- The Provisions on procedure for granting benefits in medical treatment to workers of "UTK" PJSC;
- The Provisions on education of employees (their children) at the expense of "UTK" PJSC and on name scholarships;
- The Provisions on the Commission on labour conflicts in "UTK" PJSC
- The Provisions on the Festival of amateur art collectives of "UTK" PJSC.

6.2. Improvement of management structure.

During 2003 "UTK" PJSC has been working on introduction of "Standards of labour for calculation of the size of "UTK" PJSC staff" approved in 2002.

According to 2003 results average number of employees on pay-roll decreased by 1973 employees making 42 331 people, including 40 992 workers on pay-roll, 172 part-time workers, 1 167 employees not being on pay-roll. Reduction of number of employees on pay-roll resulted from measures on optimization of the staff number.

Average number of employees on pay-roll, 2002.	Average number of employees on pay-roll, 2003	2003/2002,%
44304	42331	95,5%

Analysis of the average number of employees on pay-roll, 2002-2003



12000,0
10000,0
8000,0
6000,0
4000,0
2000,0
0,0
85%
97%
94%
96%
97%
93%
99%
93%
92%
97%
98%
"Electrosvyaz of Adygeia Republic"
"Svyazinform" of the Astrakhan Region"
"Волгоградэлектросвязь"
"KabBalktelecom"
"Electrosvyaz of Kalmykia Republic"
"Karachaevo-Cherkesskelectrosvyaz"
"Kubanelectrosvyaz"
"Rostovelectrosvyaz"
"Sevosetinelectrosvyaz"
Electrosvyaz" of Stavropol Territory"
2002 avr. number
2003 avr. number
% growth rate

During 2003 "UTK" PJSC has been actively working on improvement of its organizational structure. Special attention has been paid to realization of the following tasks:

- Distribution of duties among the divisions and formation of intra-organizational relations;
- Determination of priority functional blocks;
- Introduction of necessary divisions in the structure;
- Determination of the optimal number of management personnel;
- Specification of existing provisions and duty regulations, ensuring their conformity with the tasks to be fulfilled during managerial process;
- Liquidation of duplication of duties performed by various structural divisions of the Company;
- Organization of efficient relationship between General Directorate and the branches;
- Optimization of vertical and horizontal relations.

In order to fulfill the listed tasks, a number of decisions were adopted in 2003 which resulted in development and approval of the appropriate documents, namely:

1. Order № 16 of 28 January 2003 on organizational structure of "Southern Telecommunications Company" PJSC approved by the Board of Directors №39/7 of 23.05.2002, effective from 1 February 2003.

2. Resolution of the Board of Directors of 10 April 2003 on renaming Securities Department into Corporate Governance and Securities Department. Securities and Corporate Governance Department was divided into Section of securities and Section of corporate governance. Section of Internal audit was renamed into Internal audit Department.

3. Order № 262 of 26 August 2003 on formation of a Group on interaction with electronic mass-media in the Section of public relations of General Directorate;

4. Order № 332 of 30 September 2003 on formation of the Section of economic analysis of investments of General Directorate. Order № 354 of 17 October 2003 on formation of Sections of economic analysis of investments in the branches "Volgogradelectrosvyaz", "Kubanelectrosvyaz", "Rostovelectrosvyaz", "Electrosvyaz" of Stavropol Territory";

5. Resolutions of the Company's Management Board of 15 September 2003 and the Company's Board of Directors of 15 October 2003 on approval of new organizational structure of the General Directorate and the branches. According to the Order of the Company's General Director it is to be put into force from 1 January 2004

The main differences of new structure from the previous one are the following:

- Enhancement of priority functional blocks of the General Directorate: creation of Logistics Department, Legal Department, Civil Defense and Emergency Management Department, Security Department, Information Department, Information Technologies Department;
- Introduction of maximum unified organizational structure of managements of the branches, allowing to raise the efficiency of vertical relations in the system «General Directorate – branch »;
- Formation of independent structural divisions in the branch "Volgogradelectrosvyaz" - Volgograd technical center of telecommunications - and "Rostovelectrosvyaz" - Rostov technical center of telecommunications.

The branches of "Southern Telecommunications Company" PJSC have also been working on optimization of their organizational structure.

6.3. Work with personnel.

Staff management is an important part of corporate management, it makes the Company more attractive for investors. Therefore personnel policy of "Southern Telecommunications Company" PJSC is aimed at reaching optimal size of staff and intensification of work, raising the level of professional skills of personnel, its professional training within the framework of the Concept of development of the telecom market and Program « Electronic Russia », forming perspective personnel reserve and promoting talented youth people to executive positions.

At the beginning of 2004 average number of employees on pay-roll was 42 012 people. Provision with specialists having higher education constituted 81% and having secondary professional education – 91.4%.

Dynamics of raising the level of professional skills of UTK personnel, 2002-2003


100%
90%
80%
80%
81%
90%
91,4%
2002
2003
2002
2003

Highly qualified personnel makes it possible to improve quality of provided services and increase profitability of the Company, therefore, "UTK" PJSC pays great attention to personnel training.

Pursuant to the Resolutions of the Board of Directors and General Shareholders' Meeting, the regional Training and production center was established in "UTK" PJSC. Its work is aimed at carrying out a uniform corporate policy on professional training in the field of telecommunications using material resources and educational specialists of the Center and the branches of the Company.

In 2003 6 853 workers, or every 6th worker, raised the level of their professional skills. Besides, 2900 employees or 7 % of the staff number study in institutes of higher education and colleges. The Company estimated the potential of the management staff and personnel of marketing, legal and public relations departments.

The existing system of labour motivation provides both for material and moral rewards. Best workers of the Company are rewarded with corporate awards and titles. Winners of competitions and professional contests are announced in corporate newspapers and TV programs. It contributes to the formation of uniform corporate values and traditions of the Company and improves its goodwill in comparison with the competitors in the region, which makes it possible to recruit highly qualified specialists.

VII. PROSPECT OF THE COMPANY'S DEVELOPMENT

Marketing Strategy of "Southern Telecommunications Company" PJSC for the period of 2003-2006 was approved by the Resolution of the Board of Directors of 14 August 2003.

According to the Marketing strategy the main tasks of the Company are:

- To achieve 45% of the total revenue of telecommunications sector of the Southern federal district;
- To gain revenues from telecom services of at least RUR 13.1 bln;
- To gain revenues from value-added services of at least RUR 670 mln.;
- To increase the Company's share in the market of new services to at least 32%.

According to 2003 performance results UTK revenues from telecommunications services amounted to RUR 13.23 bln. 2003 total revenue of telecom sector of the Southern federal district stood at RUR 28.88 bln, UTK share making 46%. Thus, the main strategic goal of the Company's marketing policy is achieved.

2003 revenues of "Southern Telecommunications Company" PJSC from value-added services amounted to RUR 539.9 mln vs. the planned RUR 670 mln. But it is necessary to note that according to 2003 results capacity of the new services market in the licensed territory of the Company made RUR 1501.6 mln instead of the expected RUR 2100 mln. UTK market share of new services constituted 36%, which is up 4% over the expected level. So we can conclude that the Company strengthened its positions in the market of new telecom services.

Based on 2003 results, the Company introduced changes in its Marketing strategy (Resolution of the Management Board № 3/10 of 31.03.2004).

Main tasks of the Company's marketing strategy for 2004-2006 are the following:

Strategic goal:

To strengthen its leading position in the region and to achieve 51% of the total revenue of telecommunications sector of the Southern federal district by the year 2006.

Tasks:

1. To ensure an average annual revenue growth rate of at least 26%.
2. Expansion in the market of new telecom services. To increase the Company's share in the new services market to at least 50% by 2006.
3. To increase the share of new services (VAS) in the Company's revenue structure to 10% by 2006.

Main directions for fulfillment of the tasks:

- Making preliminary marketing analysis of investments in order to estimate the potential demand of customers.
- Formation of package services for VIP- and corporate clients, development of flexible system of discounts, formation of flexible tariff plans both at the level of General Directorate and the Company's branches.
- Bringing state-regulated tariffs on telecom services to economically justified levels taking into account their investment component.
- Making up and realization of the annual program on measures to promote the Company's services to the market, and the plan of realization of the Company's marketing strategy in view of priorities in the sphere of kinds of services and regions.

- Improvement of the system of sales and customer service, creation of new channels of sales and relations with clients, introduction of Call-centers and realization of CRM -concept.
- Creation of universal payment (billing) system for telecom services using uniform cards.
- Development of integrated inter-regional multiservice and transportation networks.
- Finding the ways to decrease losses from unprofitable services (paging, telegraph, wired radio, rural telephony).

Parameters of network development for the year 2004.

Plan of UTK telecommunications network development for 2004 has been developed by the Company on the basis of the "General plan of development of telecommunications networks of inter-regional companies and Rostelecom for the period till 2007» elaborated by "Giprosvyaz" OJSC. As at the beginning of 2004 the installed capacity of UTK local telephone network makes 3.84 million lines. The Company plans to put 594.4 thousand lines of electronic automatic telephone exchanges into operation, 239.6 thousand lines or 40% of them to be installed for replacement of obsolete analog equipment. All step-by-step telephone exchanges will be put out of service except for one exchange in Elista which is to be dismantled in 2005. As a result installed capacity of UTK network is expected to make 4.194 million lines at the end of 2004. Level of digitization of the Company's network is to be increased from 49 % to 58,2 %. Number of basic telephone sets is expected to increase by 390 thousand sets, which exceeds the plan of 2003 by 145 thousand apparatuses.

Realization of 2004 Investment plan will allow to increase the installed capacity of digital automatic long-distance telephone exchanges from 113.39 thousand channels to 121.65 thousand channels. Total capacity of digital automatic long-distance telephone exchanges is expected to increase by 8.26 thousand channels. The Company plans to extend automatic long-distance telephone exchanges in Krasnodar, Stavropol, Mineralniye Vody, Nalchik, Cherkessk. Analog automatic long-distance telephone exchange ARM-20 with capacity of 1663 channels is expected to be put out of operation in Rostov-on-Don after channels' switch-over to digital exchange in 2004.

The length of digital long-distance channels of "Southern Telecommunications Company" PJSC is increasing due to annual growth of volumes of construction of its transportation network. 2004 development plans provide for further development of digital transportation network and increase in the length of digital long-distance channels by 3210.8 thousand ch/km thus ensuring the improvement of networks operation and increase of the volume of provided services. In this connection the Company plans to shorten its analog network and reduce its operating costs. In 2004 1850.23 km of transmission lines are expected to be put out of service in local networks, including 1234.95 km of analog lines. Length of aerial communication lines to be dismantle makes 615.28 km.

SDH equipment of 16-th, 4-th and 1-st levels (STM-16, STM-4, STM-1) manufactured by SIEMENS, ALCATEL, LUCENT TECHNOLOGIES, HUAWEI TECHNOLOGIES is installed in inter-zonal digital transportation networks. In future the Company plans to install the equipment of one manufacturer in each intra-zonal network that will allow to simplify the scheme of network organization and control, solve synchronization problems, reduce operating costs and increase reliability of network operation.

In 2004 "UTK" PJSC plans to build 3380.2 km of fiber-optic lines in its inter-zonal telecom networks.

New services

According to the concept on creation of Call center in inter-regional companies, launched by Svyazinvest, in 2004 "UTK" PJSC plans to build and put into operation Call centers in

Krasnodar, Rostov-on-Don, Volgograd and Vladikavkaz offering a wide range of services for subscribers:

support of a brand;
organization of inquiry services;
support of advertising campaigns;
booking;
technical support;
support of interactive projects;
calls offering goods and services;
formation and actualization of databases;
support of direct marketing actions;
public opinion poll and marketing researches;
rent of workplaces in the center;
virtual office.

In 2004 the Company plans to put into service multimedia multi-service networks (MMS) in the cities of Volgograd, Stavropol and Krasnodar. It will make possible to install a broadband port in each house for simultaneous provision of the following services: Internet access, digital TV broadcasting, IP-telephony.

In October of 2003 the Board of Directors approved the «Forecast of economic development of "UTK" PJSC for the period of 2004-2010» determining main directions of the Company's development.

Main economic indices of "UTK" PJSC for 2004 – 2006 :

Index	Unit	2004	2005	2006
Local number capacity to be put into service	Ths lines	594.4	680	670
Digitization of local telephone network	%	58.2	67.6	75.4
Increase in number of basic telephones	Ths sets	390	376	336
Revenue	RUR bln	17.0	21.1	26.4
Growth rate	*%*	*125.9*	*124.8*	*125.0*
Net profit	RUR bln	1.359	1.970	2.867

VIII. DISTRIBUTION OF RETAINED PROFIT

8.1. Main directions of retained earnings distribution in 2003.

Table 20

№№	Description	Unit	2003	
			Approved by the General Shareholders' Meeting	Report
1	2	3	4	5
1.	Opening balance of the retained earnings of the past years to be distributed, as of 01.01.03 г.	RUR ths	36804	36804
	Directions of its allocation:			
a)	For covering losses	RUR ths		
b)	For creating reserves			
c)	For increase of share capital with regard to retained profit of the past years	RUR ths	36804	36804
2.	Retained earnings of the reported year	RUR ths	1561915	1561915
	Main directions of distribution of retained earnings of the reported year:			
a)	For covering losses of the past years			
b)	For creating reserves Percentage ratio to net profit	RUR ths %	1629 0,1	1629 0,1
c)	For creating a special fund of employees (if it is provided for by the Company's constituent documents) Percentage ratio to net profit %	RUR ths %		
d)	For dividend payment Percentage ratio to net profit	 %	396618 25,4	396618 25,4
e)	For increase of share capital with regard to retained profit of the reporting year Percentage ratio to net profit	RUR ths %	1163668 74,5	1163668 74,5

8.2. Main directions of retained earnings distribution in 2004.

Table 21

№№	Description	Unit	2004
			Plan
1	2	3	4
1.	Retained earnings of the reported year	RUR ths	1080437

	Main directions of distribution of retained earnings of the reported year:		
a)	For covering losses of the past years	RUR ths.	
b)	For creating reserves Percentage ratio to net profit	RUR ths %	
c)	For creating a special fund of employees (if it is provided for by the Company's constituent documents) Percentage ratio to net profit	RUR ths %	
d)	For dividend payment Percentage ratio to net profit	RUR ths %	348438,6 32,25
e)	For increase of share capital with regard to retained profit of the reporting year Percentage ratio to net profit	RUR ths %	731998,4 67,75

IX. REPORT ON PAYMENT OF DECLARED (ACCRUED) DIVIDENDS UNDER THE COMPANY'S SHARES

- Date of adopting the resolution on dividend payment at the General Shareholders' Meeting, Minutes № 14 of 25 June 2003;
- Period for which dividend was paid- the year 2002;
- Date of dividend payment set by the General Shareholders' Meeting:

	Common stock	Preferred stock
Period of payment of declared dividends under the Issuer's shares	Prior to 31.12.2003	Prior to 24.08.2003

- dividend to be paid per one share:

	Common stock	Preferred stock
Amount of declared (accrued) dividends per one share	0,0812	0,1607

- form of payment - cash;
- amount of paid dividends at the moment of making up the annual report, its share of the total amount of dividends to be paid.

Description	Common stock	Preferred stock
Amount of declared (accrued) dividends under all shares	240 393 653	156 224 800
Total amount of paid dividend	150 438 438	133 109 706,41
Share of the total amount of dividend to be paid	*62,6%*	*85,2%*
Reasons for non-payment of declared dividend	Incorrect banking details, changes of the shareholders' addresses	Incorrect banking details, changes of the shareholders' addresses

Dynamics of declared (accrued) dividends on the Company's shares (per one share)

Table 22

Security	2002		2003 *	
	Amount RUR	% of par value	Amount RUR	% of par value
Common shares	0,0812	24,6%	0,08120	24,61%
Preferred shares	0,1607	48,7%	0,11114	33,68%

Comments on the table: * The indicated size of dividend is recommended by the Company's Board of Directors for approval at the General Shareholders' Meeting

X. MATERIAL TRANSACTIONS

See Appendix (file "Bargains.doc")

XI. INFORMATION ON THE COMPANY'S PARTICIPATION IN CAPITAL OF OTHER COMPANIES PROVIDING TELECOM SERVICES (SHARE IN WHICH AUTHORIZED CAPITAL IS NOT LESS THAN 10 PERCENT)

List of UTK subsidiaries and affiliates

Table 23

№	Name	Key activity	Amount of investments in the authorized capital, RUR ths	Share in the authorized capital, %	Main economic indices		
					Number of subscribers/ lines	Revenue RUR ths	Net profit/loss RUR ths
1	CJSC "Telesot-Alania"	Cellular communication of GSM-900MHz standard	52.5	52.5	30626	150357	67462
2	OJSC "Kuzminov Stavtelecom"	Local, national long distance telephony	2550	51	12386	87 238	134 206
3	CJSC "Stavropol sotovaya svyaz"	Cellular communication of AMPS - 800 MHz standard	27106	50	5433	15 519	-3319
4	CJSC "Astrakhan Mobile"	Cellular communication of AMPS - 800 MHz standard	2172,5	50	10 300	34635	-5018
5	CJSC "Volgograd Mobile "	Cellular communication of AMPS - 800 MHz standard	3698	50	5083	30 327	-22 082
6	CJSC "Volgograd-GSM"	Cellular communication of 900 MHz standard	50	50	316 017	863 970.7	249 357
7	CJSC "TeleRoss-Kubanelectrosvyaz "	Local, long-distance telephony services	331.73	50	1471	30358.0	8392.76
8	CJSC "TeleRossVolgograd"	Telecommunications services	965.2	50	-	12441	336

9	CJSC "ZanElCom"	Internet services	24.75	45	102	4 934	-7
10	CJSC "Mobilcom"	Paging services	7	35	404	1248.1	42.1
11	CJSC "Sotovaya svyaz-Alania"	Cellular communication of NMT-450 MHz standard	18.3	30	4597	19 969.5	84.9
12	OJSC "SKET"	Commercial TV broadcasting	480.72	27	-	491	-19
13	OJSC "Telekompania IR"	Commercial TV and radio broadcasting	4.7	23.5	-	1100	-468
14	CJSC "Karachaevo-CherkesskTeleSot"	Cellular communication of GSM-900MHz standard	90	20	30 503	81 235	7 987
15	CJSC "Kabardino-Balkarski GSM"	Cellular communication of GSM - 900 MHz standard	40	20	3 321 (active-260)	14856	-3858
16	CJSC «Rostelegraph»	Document communication	64	15.7	-	12385.44	17.7
17	CJSC «TRANK»	Cable TV services	344	10	42559	40166	8088
18	"Astrakhan-Page" Ltd	Sale of pagers, providing access to paging network	0,55	10	1500	18462	2167

Cumulative (aggregate) revenue =1 419 693 ths rubles.
Cumulative (aggregate) profit = 478 140 ths rubles.
Cumulative (aggregate) loss = 12 689 ths rubles.

BRIEF REVIEWS OF THE COMPANIES

1. CJSC «TeleSot -Alania».

Location and postal address:

6, Gugkaeva Str., Vladikavkaz, 362031, Severnaya Osetia - Alania Republic

Date and number of the state registration:

№183 registered by the Administration of Vladikavkaz Promyshlenniy district on 9 - 14 May 1997

Information about the authorized capital:

Authorized capital of the company is 100 000 rubles.

Information on voting shareholders:

- "UTK" PJSC - 52,5% owning 525 voting shares;
- individuals- 47,5% owning 475 voting shares.

In 2003 tariff policy of the company in 2003 was strongly dependent on technical capacity of the used equipment. For this reason number of new subscribers was limited and tariffs were changed only in September – October of 2003. The long-expected beginning of providing access to the network, reduction of primary connection cost, decrease of tariffs for additional services allowed to connect 10365 subscribers (34 % of total number of subscribers as at the end of the year) in August-December in spite of the presence of CJSC "Mobicom-Kavkaz" in the market as a competitor.

The tariff policy of the company is based on "transparency" and "simplicity" of tariff plans as one of its competitive advantages. The important task is also an increase of service load of base stations installed in the Republic. For this purpose introduction of a special tariff plan is planned in 2004.

As at 1 January 2004 number of CJSC «TeleSot -Alania» subscribers amounted to 30 626 people gaining an increase of 10508 subscribers in 2003.

Main financial results of the company for the reporting period:

Index	Unit	2002	2003	Growth rate 2003/2002 (%)
Revenue (excl. VAT)	RUR ths	108457	150357	138,6%
Tariff revenue	RUR ths	99715	143162	143,6%
Costs	RUR ths.	46501	56971	122,5%
Balance sheet profit	RUR ths	57696	89623	155,3%
Profitability according to balance sheet profit	%	124	157	+33%
Cost price per 100 rubles of revenue	RUR	42,9	37,9	88,3%
EBITDA	RUR ths	60610	94099	155,3%

2. Open Joint –Stock Company «Kuzminov Stavtelecom»

Fixed line telecom company OJSC «Kuzminov Stavtelecom» operating in the Stavropol Territory was formed in 1995.

According to Agency contract № 29/198 of 30.09.2003 and additional agreement of 30.12.2003 to the Agency contract № 29/198 OJSC «Kuzminov Stavtelecom» returned the switching equipment to "Electrosvyaz" of the Stavropol Territory" branch of "UTK" PJSC which resulted in parameters' change. At present they look as follows:

- Amount of subscribers of STAVTELECOM network exceeds 12 thousand;
- It operates one basic digital telephone exchange in Stavropol - ATE - 94;

- number of the equipped remote concentrators in cities and areas of the Stavropol Territory approximates 30 concentrators;
- the installed capacity makes 14 thousand lines, type of used equipment is Alcatel 1000 S12;
- the company owns one sixth part of fiber-optic ring 3000 km long in the Stavropol territory;
- it has an opportunity to create six-gigit numbering throughout the Territory, and allows to form unified corporate networks for the removed branches;
- it has the fixed number capacity of 50 ths lines 9XXXX of local (zonal) networks throughout the Stavropol Territory;
- it has three telecom licenses: for providing local, inter-zonal and long-distance communication services, for providing telematic services, for lease of channels;
- the company actively cooperates with local Internet - providers giving them serial numbers for creation of modem pools;
- it provides Internet access to the subscribers with speed up to 128 Kbit/sec;
- the basic direction of the company's activity is all-round expansion of the existing network, including by creation of unified corporate network clients, development of ISDN services;
- Integration in the national network is carried out through "UTK" PJSC branch "Electrosvyaz" of the Stavropol Territory" and OJSC "Rostelecom".

From October, 1 till December, 31, 2003 OJSC "Kuzminov Stavtelecom" returned the rented equipment having installed capacity of 9168 lines and equipped capacity of 6611 lines to "UTK" PJSC branch "Electrosvyaz" of the Stavropol Territory" which resulted in a 21%-decrease of sales proceeds.

3. CJSC «STAVROPOLSKAYA SOTOVAYA SVYAZ» was registered on 20.03.1997 by the Department of foreign economic relations of the Government of the Stavropol Territory, the registration certificate № C-01/124.

As at 01.01.2003 the authorized capital of Joint-Stock Company "Stavropolskaya Sotovaya Svyaz" made 54 212 000 roubles. Common registered non-documentary shares with par value of 100 rubles were issued for the said amount. The company has two shareholders, namely: "Southern Telecommunications Company" PJSC and Acoustical Enterprises Limited. Each of them owns a 50%- share in the authorized capital of the company.

CJSC "Stavropolskaya Sotovaya Svyaz" renders cellular services in the Stavropol Territory. Its operating area covers a 40 km-zone around the cities of Stavropol, Nevinnomyssk, a 50 km-zone around the cities of Pyatigorsk, Mineralnie Vody, Kislovodsk, Budyonnovsk, Izobilny, Georgievsk. Local city numbering is used in all cities except Georgievsk. The coverage area can be extended by 20 km when using additional amplifier.

CJSC "Stavropolskaya Sotovaya Svyaz" cooperates with 48 regional cellular operators of AMPS standard on providing roaming with more than 500 cities of Russia. A subscriber of CJSC "Stavropolskaya Sotovaya Svyaz" can operate in the territory of Ukraine and Uzbekistan. The company provides automatic roaming in the Stavropol Territory.

In 2003 the company's financial position changed as follows:

Working assets decreased by RUR 1 671 ths mainly due to reduction of accounts receivable by RUR 989 ths.

Its revenue decreased by RUR 3614 ths making RUR 15 ths.

4. CJSC «Astrakhan Mobile is the only one operator in the Astrakhan Region providing telecom services of AMPS 800 standard. The basic service of the company is providing access to cellular network and rendering cellular services of high-quality.

To successfully compete with other cellular operators, the company should introduce additional services

AMPS 800 standard does not allow to provide wide range of additional services to subscribers. It is introduction of GSM-1800 standard that will make it possible to broaden the range of provided additional services by putting of intelligent networks into operation (SMS-message, WAP, etc.).

The tariff policy of the company in 2003 was aimed at telecom services cost reduction and introduction of new tariffs for all categories of customers. Tariff plans without monthly fee using per second tariffing were introduced.

The company conducted an advertising campaign to promote different tariff plans for concrete target group (subscribers with low and mean income). As a result the number of active subscribers has been preserved which is the main task in the modern cellular market.

Analysis of corporate tariff plans has been performed and tariffs for the corporate clients have been changed to show actual benefits gained by this group of subscribers.

The basic economic parameters of the company:

Description	Unit	2002	2003	Growth rate 2003/2002 (%)
Revenue (excl. VAT)	RUR ths	51739	34635	-33.6
Costs	RUR ths	38218	35906	-6.05
Balance sheet profit	RUR ths	7715	2105	-72.71
Profitability	%	14.91	6.07	-8,84
cost price of provided services	RUR ths	20010	19069	-4,7

In the accounting period CJSC "Astrakhan-Mobile" operated using AMPS/DAMS standard giving way to companies using GSM standard (SMARTS, Megaphone, "Beeline"), both in terms of subscriber equipment and coverage area in the Astrakhan Region.

The company loses its corporate clients. Its subscriber base (active subscribers) makes 8300 people, or a 8,3 %- share of the market. Active subscribers are mainly from groups with low income having ARPU of 5-8 $.

2003 operating costs have made RUR 35905.7 ths, a 6 %-decrease over 2002.

Cost price of provided services stood at RUR 19069.0 ths,

Commercial expenses have made RUR 7820.4 ths.

Administrative expenses amounted to RUR 9016.3 ths.

Sales loss has made RUR 1270.7 ths.

CJSC "Astrakhan Mobile" has obtained the license № 19751 for providing cellular services of GSM 1800 standard.

In 2003 the company fulfilled preparation work for construction of GSM network in the Astrakhan region.

5. CJSC «Volgograd Mobile» renders cellular services of AMPS // DAMPS standard on the basis of the license of the Ministry of the Russian Federation on communication and computer technologies №6239 of 01.02.1997 At present 7 base stations and the switchboard with installed capacity of 10 000 lines operate as a regional automatic telephone exchange. In 2001 the company has got license №19628 of 04.10.2001 for providing cellular services of DCS-1800 standard.

CJSC «Volgograd Mobile» represents 2 trade marks in the market of the Volgograd region: UNICEL (AMPS // DAMPS standard) and INDIGO.

Tariff policy of the company is based on strategy of preservation of income and subscriber base as a whole and in dynamics. Much attention is paid to quality indicators, such as average account, average price of minute, etc. That is why, main tariffs are established for rather high level of periodic payments at average market price of traffic. The policy of creation of the so-called corporate groups and tariff policy for main and corporate clients are based on the above strategy too.

6. CJSC "Volgograd - GSM" rendering services of digital cellular radio telephone communication of GSM 900/1800 standard in Volgograd and the Volgograd region is an associate participant of group of companies "SMARTS".

CJSC "Volgograd - GSM" was registered on July 30, 1997.

On September 2, 1997 CJSC "Volgograd - GSM" was granted the license for rendering services of digital cellular radio telephone communication of GSM-900 standard. Act on putting of GSM-900 network into operation was signed by the State Commission in April of 1999.

On April 21, 1999 CJSC "Volgograd - GSM" received a permit on commercial operation of digital cellular radio telephone communication network of GSM-900 standard.

History of the company's subscriber base:

The 1st subscriber was connected in November of 1998, 1000th – in October of 1999, 5000th – on July 19, 2000, 10 000th – on November 27, 2000, 20 000th – on June 13, 2001, 30 000th – on October 29, 2001, 40 000th – on January 31, 2002, 50 000th – on April 23, 2002 80 000th – on August 27, 2002, 100 000th – on October 19, 2002, 150 000th – on February 19 2003.

CJSC "Volgograd - GSM" provides the following services: local, domestic and international long-distance communication, guest roaming, intra-network roaming, not intra-network roaming, SMS, paging, identification of number, anti- identification of number, call waiting, call holding, call transfer, voice fax - mail, transfer of short text messages from mobile to mobile phones, call barring, conference call, ASSA, ISSA, WAP, paging - number, fax messages, data transmission.

CJSC "Volgograd - GSM" renders roaming service in more than 500 cities of Russia and 66 foreign countries including the United States of America. It also provides service of intra-network roaming at uniform reduced rates with Astrakhan region, Republic of Bashkortostan, Volgograd region, Ivanovo region, Kalmykia Republic, Mary El Republic, Mordovia Republic, Orenburg region, Penza region, Samara region, Saratov region, Tatarstan Republic, Ulyanovsk region, Chuvashia Republic, Yaroslavl region as well as with "Kuban - GSM" and «Nizhniy Novgorod cellular communication». The company provides wide range of tariff plans.

The basic financial indices for the reporting year:

Revenue (net) from sale of services: 863971

Cost price of services:-495369

net profit for the fiscal year: 249357

7. CJSC "TeleRoss-Kubanelectrosvyaz" (the former name - CJSC "SFMT-Krasnodar") was established by the meeting of founders held on 25.12.94 and registered by Registration Chamber at the Ministry of Economics on 25.01.95.

The company's authorized capital is RUR 663.46 ths, 45% of which belong to foreign partner "SFMT-Rusnet Inc.", 50% to "Southern Telecommunications Company" PJSC and 5% to "TeleRoss" Ltd.

According to Constituent Agreement the founders have brought their shares in the company's authorized capital and on December 20, 1996 its formation was completed.

During the reporting period CJSC "TeleRoss-Kubanelectrosvyaz" was actively developing investing the gained profit in further development.

The main source of income of CJSC "TeleRoss-Kubanelectrosvyaz" is organization, construction and operation of public telephone network with provision of services of local urban, domestic and international long-distance telephony, organization of corporate networks, organization and operation of data links in Krasnodar and Krasnodar Territory on behalf of and under the licenses of « SCS Sovintel» Ltd.

According to 2003 results of CJSC "TeleRoss-Kubanelectrosvyaz" has achieved the following economic parameters.

Description	Unit	2002	2003	y-on-y change 2002/2003, %
Sales proceeds (excl. VAT)	RUR ths	23 680.0	30 358.0	+ 28 %
Cost of services	RUR ths	14 164.0	18 660.0	+ 32 %
Balance sheet profit	RUR ths	8 812.0	10 993.0	+ 25 %
Profitability according to balance sheet profit	%	45.8	45.0	- 0,8 %

Though the competition in the telecom market of Kuban is intensifying, the company has managed to keep rates of technical and economic growth in the accounting period.

8. Closed joint-stock company "TeleRoss-Volgograd "

"TeleRoss-Volgograd " was registered and entered in the state register by the State registration chamber at the Ministry of Economics of the Russian Federation on 07.05.1997, registration №528.16

Key activities of the company are the following:

- provision and distribution of local, long-distance and international telecom services of all kinds throughout the territory of the Russian Federation using ground-based, radio and satellite communication channels and other communication facilities;
- provision of information services of various kinds, including providing access to databases;
- Designing, construction and operation of communication channels and networks in the territory of Russia both for the company and for customers;
- Investment of own funds in creation of communication networks and distribution of telecommunications services;
- Purchase of telecommunications and other equipment, technologies, services, etc., necessary for the company's operation by means of contracts of sale and purchase, rent and others;
- Lease of channels and telecom services from Russian and foreign telecom administrations and companies;
- Sale and distribution in other forms of special telephone service cards

etc.

As at 01.01.2003 authorized capital of the company is completely formed in the amount of 1930413.6 roubles.

The company's authorized capital consist of 19304136 common registered shares with par value of 10 kopecks each.

Main indices of the company's financial activity for the accounting period (RUR ths)

-Revenue (net) from sale of services: 12441

-Cost price of services: 11932

-Gross profit: 509

-Other operating profit: -

-Other operating costs: 169

-Non-sales income 1457
-Non-sales expenses : 984
-Profit of the reporting year: 813
-Income tax and similar obligatory payments: 477
-Retained earnings of the reporting year: 336

EBITDA in percentage to sales income has made 9 %, that is almost twice of the approved 2003 budget.

9. CJSC "ZanElCom "
TIN 7707092908
KPP 770701001
OGRN 1037700079559
Essential elements of the taxation certificate of the legal person in the tax authority: series 77 № 0216593 issued by IMNS of the Russian Federation № 7 in Moscow on 26.11.1999.
Data on registration: the registration certificate №634805 of 10.08.1995 by Tver branch of MRP TS8.
Legal address: building 2, 7a, Novolesnaya Str., Moscow, 103055
Kind of activity: rendering telecommunications services.
Number of subscribers as of 01.01.2003 – 118.

10. CJSC "Mobilcom "
Closed joint-stock company « Mobile communications ».
Legal address: Severnaya Ossetia-Alania Republic, 362040,
Vladikavkaz, Gorky Str., 14.
Postal address: Severnaya Ossetia-Alania Republic, 362040,
Vladikavkaz, Tamayev Str., 14.
The company was registered by the Administration of Iristonskiy municipal district of Vladikavkaz on October, 12, 1996, № 137.
Re-registration of the company in the Single state register of legal persons was made by the inspection of the Tax Ministry of the Russian Federation in Iristonskiy M.O. of Vladikavkaz under the main state number 1021500574435 of 02.08.2002. The authorized capital of the company is 20000 (twenty thousand) roubles. Material fact of the reporting 2003 year was termination of subscriber base growth.

As at January 1, 2004 subscriber base of CJSC "Mobilcom" has made 404 subscribers (as at 1.01.2001 – 867, as at 01.01.2002-900), thus the amount of subscribers has decreased almost twice.
Performance results of the company:
- Sales proceeds – RUR 1248 ths
- Loss – RUR 42 ths

11. **Closed Joint-Stock Company «Sotovaya Svyaz- Alania »**
The company was established in 1995 (registered by the decision of the Administration of the Iristonskiy municipal district of Vladikavkaz №26 of 13.12.1995). Key activity of the company is providing cellular services to individuals and business sector on the basis of commercial use of RES means including cellular radio telephone communication as well as wire, trunk, cable, fiber-optic, radio-relay, satellite and other kinds of communication in Russia and abroad, including international communication.
2003 performance results in comparison with the year 2002 are the following:
Revenue from sale of services for 2003 have made RUR 19969.5 ths,
Total sum of net profit as at 31.12.2003 has made RUR 84.9 ths.

12. OJSC « Stavropol Commercial Air TV » (SKET) renders services on air broadcasting of TV programs in the territory of the city of Stavropol and nearby areas.

The coverage area depends on the transmitting station having the following characteristics:

Location – the city of Stavropol

The frequency channel – 51 TVK, carrying frequency bias 10,4 kHz

Capacity of the transmitter – 1kW

Radius of the coverage area – 70 km.

Population living within the coverage area – 450 thousand people.

Services of air TV broadcasting are provided under the license A 019338 № 19982 of 08.11.2001 issued by the RF Ministry on communication and computer technologies for the period of five years.

TV program "SKET" is registered as mass media by North Caucasian regional administration on registration and control over observance of the legislation on mass media and press, № RO 190 of 12.09.1995.

From 10.12.2001 SKET started to broadcast TV programs "TVCenter".

13. CJSC «TV and film company IR».

Legal address – 2a, Osetinskaya gorka Str., Vladikavkaz, 362007, Severnaya Osetia - Alania Republic . Date of the registration is August, 6 1991.

Broadcasting - 27 dvM Vladikavkaz.

The operation zone covers the territory of Ingushetia, Northern Ossetia, Western part of Chechen republic, Eastern part of Kabardino-Balkarian Republic.

Languages of broadcasting - Russian, Ossetian.

Numbers of licenses and three transmitters QR-310 – the RF Ministry on communication and computer technologies.

The license A 015109 № 15972 of 08.09.2000 was issued by the RF ministry on Press, TV and radio broadcasting and mass media. The license for TV broadcasting series TV №5648 was granted on 08.11.2001. Potential audience is 1250000 people.

14. CJSC " Karachaevo - CherkesskTeleSot " was registered on 21.04.1998 .

The company renders services of cellular communication in the territory of Karachaevo-Circassian Republic. The preparation works have been conducted till 25.12.2001, expenditures have been charged to account 97 «Deferred charges ». In 2002 those expenditures were charged to cost price causing losses in the sum of 261615 roubles. Number of subscribers at 31.12.2003 made 30503 people. 2003 revenue increased by 51064 thousand roubles.

15. CJSC «Kabardino-Balkarian GSM».

1. Full registered name: Closed Joint-Stock Company «Kabardino-Balkarian GSM».

Abbreviated registered name: CJSC «Kabbalk GSM ».

2. Legal address: 14, Shogentsukova pr., Nalchik 360051, Kabardino-Balkarian Republic

Postal address; 79, Pushkin Str., Nalchik 360051, Kabardino-Balkarian Republic

3. Creation and commercial operation of the network of mobile radio telephone cellular communication of GSM-900 standard in the territory of Kabardino-Balkarian Republic. Providing all kinds of telecom services including international, to legal and natural persons, rendering national and international cellular services for residential and business sectors.

4. Authorized capital is RUR 200000 (Two hundred thousand).

Face-value of 1 share is 1000 roubles (one thousand);

Total number of shares is 200 (two hundred) units;

Number of shareholders - 2 (two).

16. Closed joint-stock company of the Russian document communication having abbreviated name of CJSC "Rostelegraph " was established and registered by the Moscow registration Chamber in 1995.

The license of the State Committee of the Russian Federation on communication and computer technologies N 10655 for rendering telematic services was granted on 28.08.98.

The main goal of the company is development of document telecommunications in Russia including upgrading of public telegraph network, AT Telex network in view of ensuring of high quality of the services provided, as well as coordination of works on creation of new public networks and services of document telecommunication (DES).

The company operates in compliance with its Charter and effective legislation of the Russian Federation.

Key activities of Rostelegraph:

- carrying out uniform technical and operation policy on public telegraph networks;
- operation and technical control of telegraph networks;
- settlement of accounts on telegraph services among telecom;
- analysis of the market and planning of demand for services;
- rendering marketing and intermediary services;
- providing information services, databases;
- coordination of development of document services in the regions;
- training of specialists, carrying out meetings and seminars;
- centralized purchase of equipment, software, specifications and technical documentation, etc. due to accumulation of means of shareholders on the company's accounts;

The company acts as intermediary for legal and natural persons in the internal and foreign market according to the applicable legislation.

The company is entitled to exercise other kinds of activity according to the tasks of the company's operation in the order established by the current legislation of the Russian Federation.

The company independently plans its operation and determines development prospects on the basis of demand for offered products and services.

Main directions of the company's activity are the following:

1. Coordination of general works on construction of public service of processing of messages of the Russian System of Processing of Messages (RSOSO).
2. Control of RSOS "Rostelemail".
3. Settlement of accounts for telegraph services.
4. Development of projects and normative documents.
5. Making analysis of the state of the existing telegraph.
6. Integration of the existing and advance technologies and technical equipment being introduced in the telegraph networks.
7. Construction of Uniform Inquiry (Help) Service (ESS) X.500.
8. Creation of the international facsimile public service - Byurofax.
9. Control over tests carried out in the testing zones for document communication by the Ministry of Communications of the Russian Federation.

17. CJSC "TRUNK" - Closed joint-stock company « Astrakhan Independent TV Broadcasting Company » - "TRUNK" was formed in March, 1994.

Key activities are transmitting TV programs received from satellites and local TV broadcasting companies via cable networks, TV advertising, under the license № 17724 (the registration number: A 016980) valid till 22.03.2006 issued by the RF Ministry of Communications and Computer Technologies.

2003 revenue breakdown by kinds of activity was as follows:

- Revenue from subscriber monthly fee - RUR 43523.6 thousand.
- Revenue from installation fee (conclusion of Contracts) – RUR 25736 thousand.

- Revenue from advertising activity - RUR 2749.1 thousand.

The company has a positive goodwill in the TV market.

2003 financial results of the company:

Revenue from sale of goods, products, works and services – RUR 40166 ths.

Cost price of goods, products, works and services - RUR 29 422 ths

Gross profit- RUR 10 744 ths.

Net profit for the accounting period has made RUR 8088 ths.

Net assets of the company at the end of the fiscal year have increased by RUR 7963 ths or 27% making RUR 37425 ths .

18. "Astrakhan - Page" Ltd was registered on September 29, 1995. Key activity of the Company is rendering telecommunications services. Shareholders of "Astrakhan - Page" Ltd. are Russian legal persons and individuals: "Southern Telecommunications Company" PJSC – 10%; Individuals – 90 %.

The basic activities are the following:

- ♦ rendering paging services;
- ♦ rendering local telephone services;
- ♦ rendering services of mobile radio telephone communication;
- ♦ giving communication channels for rent;
- ♦ rendering data transmission services;
- ♦ construction of buildings and facilities.

Main operation trends:

- ✓ Paging services
- ✓ Sale, installation and maintenance of the systems of satellite and cable television
- ✓ Services of radio telephone communication "Altai"
- ✓ Services of local telephony

"Astrakhan - Page" Ltd is the first operator providing paging services in the Astrakhan Region (license of the Ministry of Communications of the Russian Federation N 4196 of 17.05.96, Permit Central administrative board of Gossvyaznadzor of the Russian Federation N 5-14-1/03150 to use radio frequency of 159,500 MHz.).

One of the operation trends of "Astrakhan - Page" Ltd. is delivery, installation and maintenance of the equipment for individual and collective viewing of programs of satellite and on-air TV.

In addition, at installation of base station for several subscribers, there arises a possibility to install telephones for inhabitants of distant areas of the city, where it is expensive and unprofitable to lay a telephone cable.

In 2000 the company obtained the license for providing local telephone services. At the beginning of 2002 the new modern digital exchange was installed and put into service. At present additional services are being introduced. The company operates an automatic telephone exchange (ATE) with capacity of 2000 lines.

In 2002 the company started the formation and put into operation its own transportation network based on fiber-optic equipment used for transfer of information flows (cellular communication, cable TV and many others).

Being a telecom operator, "Astrakhan - Page" Ltd. provides subscribers of ATE- 63 with access to public telephone network including to long-distance network on the basis of the Contract on network interaction with PFK "Astrakhan-Telecom" Ltd.

Individual customers constitute the majority of subscriber base of the company "Astrakhan - Page" Ltd. (up to 80 %).

XII.MAIN RISK FACTORS

12.1. Sector risks.

State regulation of telecommunication sector introduced in "UTK" PJSC activity the general risk factors for all inter-regional companies and uncertainty connected with change of tariffs and reduction in volumes of cross subsidization, system of state regulation of branch, technologies expansion and telecommunication equipment, the growth of competition and potential changes in demand for communications services.

The telecommunications sector is strictly regulated by the state, most importantly in:

- The licensing and supervision of telecommunication services;
- The state ownership of sector resources (telephone lines and wireless spectrum);
- The regulation of tariffs on the services of the incorporated communication operators.

Risk of sector legislation. Russian telecommunications legislation is in the process of being reformed,with the aim of bringing it into line with international standards. In 2003 the federal government passed a new law, «On telecommunication», to establish regulatory procedures for the sector. However, this law still leaves opportunities for the state to take protectionist actions against individual communication operators. This creates a particular risk for the investor, because the telecommunications sector has no effective regulatory mechanism.
The new law «On Telecommunication» introduces a guarantee that universal communication services will be made available in the Russian Federation. Operators of universal services are to be selected by competition, and if there are no candidates the responsibility
can be imposed on the largest operator in the territory, with no right of refusal.
At present, the interregional telecommunications company MRT is the only telecommunications operator in most of the Russian Federation, and so will be appointed the universal service operator in those areas. The universal service mechanism is to be introduced throughout the Russian Federation in 2005.A provider of universal services has to offer a certain minimum range of telecommunication services wherever there is a population, which will require the operator to make significant investments. A provider of universal services has to offer a certain minimum range of telecommunication services wherever there is a population, which will require the operator to make significant investments.

Admittedly, the law «On Telecommunication» specifies a mechanism to ensure that the operator of universal service is compensated for this loss, but this mechanism has not yet been created. Universal service operators therefore face the risk of that compensation will be delayed and/or incomplete, increasing their receivables and reducing their profitability. When universal communication services are introduced, all of the Russian Federation's telecommunication operators will be expected to make periodic contributions to the fund.

Licensing risks. The terms on which new licences are issued to telecommunication operators and existing licences extended are determined by a federal body with executive powers. At present its functions are carried out by the RF Ministry for telecommunications and information technology. This role includes the right to determine how the different kinds of services in the various parts of the Russian Federation are licensed, whether by competition or direct appointment. However, the law «On telecommunications» does not say how such competitions should be held; this will require an additional by-law, which has not yet been drafted. As a result, operators cannot be sure that their licences will be extended, or that the Ministry will not change the terms or territory of the licence, or their responsibilities as licence-holders.

In the past, the risk of not receiving a licence was especially high for mobile (cellular) operators. Until recently, the Ministry limited the number of licences issued, and consequently restricted the number of operators in any one territory or providing a particular mobile standard. This proved an insuperable barrier to entry, and artificially maintained a series of monopolies.

Risks of communication services tariffs.

Tariffs of telecom operators services according to the current legislation admitted as monopolists, are subject to regulation by the Russian Federation antimonopoly sector. Inter-regional telecommunication companies are natural monopolists, and their activity is subject to regulation on the part of antimonopoly sector to the current law.

Change of tariffs for the operators-natural monopolists services demands the coordination with antimonopoly sector of the Russian Federation and can be behind fro the changes of a real economic situation and change of expenses of the operator. Thus, for natural monopolists there is a risk of delayed change of tariffs that reduces their competitiveness and can negatively affect profitability of activity.

Equipment-related risks The performance of the telecommunication service operators is dependent on the state of their network equipment. There is always a risk that failures in the network will result in failures in software and to some extent in equipment. Telecommunications equipment is evolving vigorously at present. Developing the technically advanced networks that this makes possible requires significant investment. However, the prospects of such investments being recovered are threatened by the speed with which new technologies may emerge, enabling other operators to construct even more competitive networks. The growth of competition in the sector is also creating risks. There is considerable demand for telecommunication services in the Russian Federation. This is producing rapid growth in revenues, resulting in an expansion of the services being supplied by the operators, and also in the number of operators. This in turn is boosting competition in the sector, so that the next few years could see pressure to reduce operators' costs. This would be likely to reduce either their profitability or their market share.

Influence of sector risks on the Company activity estimated as minimal, as a result of merging "UTK" PJSC had the opportunity to use a uniform infrastructure and technical means in the South of Russia, that allows to give users maximum wide spectrum of telecommunication services in the market , and also to carry out development of inter-regional communication networks to cost reduction and increase of services profitability.

12.2. Risk of growth of competition on the market of telecommunication services.

The growth of competition in the Russian market of telecommunication services is also creating risks. In spite of the fact that the market wire communication services shared between 7 merging inter-regional telecom operators, each is an absolute monopolist in traditional services, it's observed strengthening of a competition to alternative operators in sphere of granting of new telecommunication services and long-distant communication services. There is a reduction risk in incomes of long-distant communication of merging

In addition, the Company could lose revenue from long-distance communications if alternative operators develop IP telephony, which can also be used for international and inter-urban communications and is cheaper for the subscriber than traditional means. Because of this, tariffs for long-distance communications services could tend to fall.

In the Southern Federal District the communication services provided for 430 operators. As of the end of 2003 about 256 alternative operators provided local telecommunication services Assembled capacity of urban and rural TN constituted 536 867 №№, equipped capacity constituted 400 871 №№. 100 Internet providers rendering Internet access services; 40 of them provide IP-telephony services. 45 regional operators provide cellular services.

"UTK" PJSC share on the market of local communication services of the SFD (equipped capacity) as the result of 4 quarter of the year 2003 constituted 89,9%. "UTK" PJSC share on the market of Internet access services of the SFD (by quantity of active subscriber) constituted 49,1%.

Below presented "UTK" PJSC branches shares and alternative operators on the regional market of local communication services.

Соотношение долей рынка местной связи
филиалов ОАО "ЮТК" и альтернативных операторов
по итогам 4 квартала 2003 года
(по задействованной емкости ГСТС)


100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
Доля рынка альтернативных операторов
Доля рынка ОАО "ЮТК"
Кабардино-Балкарская
Республика Калмыкия
Республика Севсрная Осетия - Алания
Карачаево-Черкесская
Республика Адыгея
Астраханская область
Ставропольский край
Крзснодарский край
Волгоградская область
Ростовская область

The basic competition to "UTK" PJSC made cellular operators, despite of numerical superiority of operators of local telecommunication. Quantitative distribution of cellular operators on "UTK" PJSC' regions is equal enough. However the big activity is marked in large regions of SFD.

On the cellular market of SFD is marked the tendency of coverage by the large operators the regions with a low degree of penetration of services of cellular communication by means of "absorption" of small regional operators. Process of penetration into regions is accompanied by a significant gain of user's base due to the offer of competitive tariffs and flexible tariff plans. So on the district territory presented the federal operators under trade marks "MTS", "Bi-Lain", "Megafon". For the period 2001 to 2002 share of cellular services in common profits of telecom market raised to 10% and amounted 34,4%.

Total amount of users of cellular communication for the year results 2003 to experts of marketing services constituted 4,4 mln. persons. On the Krasnodar territory constituted more than 1,8 mln. users.

Deterioration of a situation in sector and positions of the Company on the market can be caused by the following economic forces:

- Reduction of demands of the business sector with falling of the world prices for energy carriers and non-ferrous metals;

- Falling of the volume of production and reduction of economic growth;

- Economic risks appropriate to the Russian Federation including a level of macroeconomic instability in the country, presence of probability of changes in the legislation.

In case of negative development of a situation in region and in a national economy, "UTK" PJSC plans: to optimize structure of industrial expenses; to reconsider the investment program of the company; to correct a price and marketing policy of the company; to change structure of given services with a view of maximization of the profit.

12.3. Financial risks.

Partners of "UTK" PJSC are its competitors that can lead to the conflict of interests. Under the Russian legislation "UTK" PJSC as the operator of the communication network taking essential position in communication network is obliged to provider merging services to the other operators who occupy highly remunerative segments of the telecommunication market and didn't invest to low profitable sector.

In spite of the fact the essential growth of operational parameters of "UTK" PJSC on traditional communication services and volumes of granting of new services now is observed, in the Company processes of corporate re-structuring, including introduction of effective system of the financial account and of some the operational processes connected to system of the account rendering of services of communication are not completely completed yet.

Tariffs for the basic services of communication determined by the state, are adjusted by antimonopoly bodies of the Russian Federation, therefore the Company cannot predict dynamics of tariffs change. At the moment tariffs for the basic communication services are formed by a method «expenses plus », i.e. proceeding from the proved expenses of "UTK" PJSC plus an investment component. Antimonopoly bodies of the Russian Federation carefully checks the data on expenses on the basis of which tariffs affirm. At the same time inflation can increase expenses of the Society and lower a level of profitability. For example, the certain expenses of the Society, such as a level of wages, depend on growth of the common price level in Russia. In these conditions of "UTK"PJSC not always can increase tariffs according to increase in charges under certain clauses. In this connection growth of inflation can increase costs and lower profitability of activity of the Company.

Indemnifications not in full for the rendered services to preferential categories of citizens results in increase account receivable of "UTK" PJSC and as investigation to deterioration of structure of balance of the Company.

Changes of exchange rates of currencies can increase costs of the Company and raise risk of nonpayment of duties to creditors.

2.4. Others risks.

As of 31.12.2003 the Issuer does not participate in litigations which results can affect to the Company's financial and economic activity.

XIII. THE COMPANY'S GOVERNING BODIES

Corporate governance of "UTK" PJSC is based on respect for the rights and lawful interests of shareholders, improvement of the efficiency of the Company's operation, enhancement of its financial stability and profitability.

The main principles of UTK corporate governance are the following:

- provision shareholders with real opportunity to exercise and protect their rights and lawful interest;
- ability of the members of the Board of Directors and the Company's officers to fulfill their duties reasonably, in good faith and solely in the interests of the Company;
- timely disclosure of full and accurate information about the Company including information about its financial position, economic parameters, ownership and management structure, to enable shareholders and investors to make informed decisions;
- exercise of efficient control over the financial and business operations of the Company in order to protect rights and legal interests of shareholders;
- observance by the Company of all current provisions of Russian active legislation.

The system of UTK corporate governance is represented as a group of the Company's governing bodies which activities are strictly regulated by the legislation of the Russian Federation and internal documents of the Company.

General Shareholders' Meeting is the Company's supreme governing body.

Board of Directors is a collective governing body exercising general management of the Company's activity.

The Company's executive bodies are represented in the form of collective executive body - Management Board - which provides for realization of the resolutions adopted by a General Shareholders' Meeting and the Company Board of Directors, and personal executive power - General Director - who manages the Company's day-to-day activities.

The Company's the Auditing Commission, Internal Audit Department and the independent auditing company (Auditor) exercise control over the financial and business operations of the Company.

Authorities of the Company's governing bodies are strictly distributed and regulated by the following internal documents of the Company:

- Charter;
- Regulations on the procedure for conducting a General Shareholders' Meeting;
- Provisions on the Board of Directors;
- Provisions on the Management Board;
- Provisions on the Auditing Commission.

13.1. General Shareholders' Meeting

General Shareholders' Meeting is the Company's supreme governing body.

Activity of the General Shareholders' Meeting is regulated by the Charter of "UTK" PJSC and Regulations on the procedure for conducting a General Shareholders' Meeting approved by the Extraordinary General Shareholders' Meeting held on 21 January 2003 (Minutes № 13 of 21.01.03).

13.2. Board of Directors

The Board of Directors exercises general management of the Company's operations and supervises the activity of the Company's top managers.

Activity of the Board of Directors is regulated by the Charter of "UTK" PJSC and the Provisions on the Board of Directors.

Board of Directors' terms of reference cover the following matters:

1) Determining the priority directions of the Company's activity including approval of annual budgets, business-plans, the Company's strategies and development programs, making alterations in these documents and considering the results of their realization;
2) Calling Annual and Extraordinary General Shareholders' Meetings except for the cases specified in paragraph 8 of Article 55 of the Federal law "On Joint-Stock Companies";
3) Preliminary approval of the Company's annual report;
4) increase of the Company's charter capital by distribution of additional shares, distribution of the Company's bonds and other emissive securities transferable into the Company's shares by public offering;
5) approving resolutions on securities' issue, the emissions' prospects and reports on the results of the Company's securities' issue, quarterly reports of the emissive securities' Issuer as well as reports on the results of repurchase of the Company shares for their redemption;
6) acquisition of the Company's registered shares, bonds and other securities;
7) approving the Company's Registrar and terms of the Agreement with it, cancellation of the Agreement with the Registrar; recommendations on the amount of remuneration and compensation to be paid to the members of the Company's Auditing Commission, approval of the terms of the Agreement with the Company's Auditor and the amount payable to the Auditor for its services;
8) recommendations on size, form and time of dividend payment, approval of internal document on the Company's dividends;
9) approval of major and related-party transactions stipulated by the Parts X and XI of the Federal Law "On Joint-Stock Companies";
10) appointing the Company's personal executive organ (General Director), determining his term of office and early cessation of his powers, formation of the Company's collective executive organ (Management Board);
11) formation of standing or interim committees of the Board of Directors, approval of their Statutes, appointment and dismissal of the Company's Corporate Secretary, approval of the Provisions on the Office of the Company's Corporate Secretary and other issues specified by the Federal Law "On joint-stock companies" and the Company's Charter;

as well as other issues specified by the Company's Charter

During the reporting period the Board of directors held 40 meetings at which decisions on 184 questions were considered and approved. Priority attention was paid to matters relating to financial and economic operations of the Company, participation of the Company in financing of corporate projects and corporate reorganization, efficiency of the Company's participation in other companies, approval of the date of dividend payment to the shareholders "UTK" PJSC, consideration and approval of the Company's business - plan, approval of major transactions.

UTK Extraordinary General Shareholders' Meeting held on 21 January 2003 in the form of joint personal presence approved the resolution on election of the following members of the Board of Directors:

1. Avdiyants Stanislav Petrosovich
2. Belov Vadim Yevgenyevich
3. Vasilyev Mikhail Borisovich
4. Gorbachev Vladimir Lukich
5. Dudchenko Vladimir Vladimirovich
6. Merzlenko Alexander Leonidovich.
7. Panchenko Stanislav Nikolaevich
8. Romsky Georgy Alekseevich
9. Ukhina Irina Petrovna
10. Filimonova Galina Arsentyevna

11. Tshepilov Andrei Anatolyevich

UTK Annual General Shareholders' Meeting held on 25 June 2003 in the form of joint personal presence approved the resolution on election of the new membership of the Board of Directors consisting of 11 directors, 3 of them being independent directors.

<u>Members of the Board of Directors</u>

Vadim Yevgenyevich Belov

Date of birth: 1958
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Svyazinvest" OJSC	1999 - till present time	Deputy General Director, member of the Management Board
"Southern Telecommunications Company" PJSC	2001 - till present time	Chairman of the Board of Directors

Share in the Issuer's authorized capital: 0,00004
Share of the Issuer's common stock: 0,0001
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Stanislav Petrosovich Avdiyants

Date of birth: 1946
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Svyazinvest" OJSC	1999 - 2000	Deputy Director of the Economic Forecasting and Consolidated Planning Department
"Svyazinvest" OJSC	2000 - 2001	Executive director - Director of the Economic Forecasting and Consolidated Planning Department
"Svyazinvest" OJSC	2001 - till present time	Executive director - Director of the Economic Planning and Tariff Policy Department
"Southern Telecommunications Company" PJSC	2003 - till present time	Member of the Board of Directors

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Mikhail Borisovich Vasilyev
Date of birth: 1954
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
Representative office of the company "NCH Advisors, Inc" in Saint Petersburg	1996 - till present time	Director

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Igor Vilguelmovich Volkovyski
Date of birth: 1945
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
Armed Forces of Russia	1997 - 2000	1st Deputy Commander-in-Chief of Army No 41 – head of the Army headquarters
Staff of the Presidential Plenipotentiary for the Southern Federal District	2001 - till present time	Head of the Administrative Department
"Southern Telecommunications Company" PJSC	2002 - till present time	Member of the Board of Directors

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Vladimir Lukich Gorbachev
Date of birth: 1950
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Kubanelectrosvyaz" OJSC	1994 - 2001	General Director
"Southern Telecommunications Company" PJSC	2001 - 2003	General Director
RF State Duma Committee for Energy, Transport and Communications	2003 – till present time	1st Vice-chairman

Share in the Issuer's authorized capital: 0,0891%
Share of the Issuer's common stock: 0,0986%

Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Denis Viktorovich Kulikov
Date of birth: 1975
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
SPO "NAUFOR"	1999 - 2000	Specialist of the Department on Investor Protection
CJSC "IAUC "NAUFOR"	2000 - 2002	Expert of the Consulting Center
Investor Protection Association	2001 - till present time	expert

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Alexander Leonidovich Merzlenko
Date of birth: 1971
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Financial broker "Troika Dialog" CJSC	1998 - 2000	Deputy head of the section of investment banking activity
Representative office of the company "Renaissance Nominees (Cyprus)Limited" in Moscow	2000 - 2001	Vice-president of the Department for investment and banking services
"Renaissance Capital – Financial Advisor" OJSC "	2001 - till present time	Deputy General Director

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Stanislav Nikolaevich Panchenko
Date of birth: 1945
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Svyazinvest" OJSC	1998 - till present time	Member of the Management Board
"Svyazinvest" OJSC	1996 - till present time	Deputy General Director

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Georgy Alexeevich Romski
Date of birth: 1956
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Saint-Petersburg Long-distance And International telephone" PJSC	1995 - 2000	Technical Director
"Svyazinvest" OJSC	2000 - till present time	Deputy General Director

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Irina Petrovna Ukhina
Date of birth: 1945
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Svyazinvest" OJSC	1997 - 1999	Deputy Chief of the Department of share portfolio management
"Svyazinvest" OJSC	1999 - till present time	Deputy Director of the Department of Corporate Governance

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Andrei Anatolyevich Tshepilov
Date of birth: 1977
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Svyazinvest" OJSC	1999 - 1999	Specialist of the 1st category of the Section of Subsidiaries' Reorganization of the Securities' Department
"Svyazinvest" OJSC	1999 - 2001	Senior specialist of the Section of Subsidiaries' Reorganization of the Securities' Department

Company	Period	Position held
"Svyazinvest" OJSC	1999 - 1999	Specialist of the 1st category of the Securities' Service
"Svyazinvest" OJSC	2001 - 2002	Chief Specialist of the Section of Subsidiaries' Reorganization of the Securities' Department
"Svyazinvest" OJSC	2002 - 2003	Chief Specialist of the Section of Equity markets and Reorganization of the Securities' Department
"Svyazinvest" OJSC	2003 - 2003	Chief Specialist of the Section of Transactions Structuring in equity markets and Privatization
"Svyazinvest" OJSC	2003 - till present time	Head of the section of the Equity Department

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Remuneration paid to the members of the Board of Directors for the reporting period amounted to 8 229 338 rubles. Procedure and date of remuneration payment are regulated by the Provisions on the Board of Directors approved by the Extraordinary General Shareholders' Meeting of "UTK" PJSC on 21 January 2003.

To increase the efficiency of work of the Company's Board of Directors and to improve the Company's corporate governance practice, the meeting of the Board of Directors held on 23 October 2003 adopted the resolution on formation of the following standing Board Committees:

Corporate Governance Committee

The members of the Corporate Governance Committee are:

- Ukhina Irina Petrovna - Deputy Director, Department of Corporate Management, "Svyazinvest" OJSC;
- Tshepilov Andrei Anatolyevich – Head of the section, Equity capital Department, "Svyazinvest" OJSC
- Litvinov Andrey Aleksandrovich – Deputy General Director, "UTK" PJSC;
- Kulikov Denis Viktorovich - Expert, Investor Protection Association (non-commercial organization) , Moscow .

The Committee's terms of reference cover:

- preparation of recommendations on key matters related to compliance of the Company's status with effective legislation, including regulations that may materially affect the Company's business.

- Preparation of recommendations for implementation of the Corporate Conduct Code's provisions in the Company's operations .

- Preparation recommendations on all questions relating to calling, preparing and conducting annual and extraordinary General Shareholders' Meetings with regard to the best practice of corporate governance.

- Preparation of recommendations on the Charter and other internal documents of the Company to be approved by the General Shareholders' Meeting and the Board of Directors.

- Preparation of recommendations and preliminary consideration of materials on corporate reorganizations of the Company.

- Preparation of recommendations on the Company's organizational framework including main functions of structural subdivisions.

- Preparation of recommendations on the candidate to be appointed the Company's Corporate Secretary.

- Preliminary consideration of materials prepared for meetings with shareholders, including the Company's reports for shareholders and investors.

- Preventing corporate conflicts, help and participation, if necessary, in their adjustment.

Budget and Investment Planning Committee

The members of the Committee are:

- Romsky Georgy Alekseevich - Deputy General Director, "Svyazinvest" OJSC;
- Avdiyants Stanislav Petrosovich – Executive Director – Director of the Department for Economic and Tariff Policy, "Svyazinvest" OJSC;
- Ponomaryov I.V. – Head of the section, Department for Economic and Tariff Policy, "Svyazinvest" OJSC;
- Fefilova Svetlana Gennadyevna – Deputy General Director, "UTK" PJSC;
- Malova Antonida Mikhailovna - Deputy General Director, "UTK" PJSC.

The Committee's terms of reference cover:

- Preview and preparation of recommendations on making up and correcting the Company's budgets.
- Analysis of the results of budget implementation.
- Preparation of recommendations on introduction of budgeting system procedures in the Company.
- Preparation of recommendations on main factors of business efficiency and control system of the Company's financial activity.
- Preparation of recommendations on introducing procedures of investment planning, monitoring and analysis in the Company.
- Preparation of recommendations on carrying out the Company's centralized investment policy aimed at development and modernization of telecommunications networks in the region.
- Preparation of recommendations on formation and improvement of the structure of the Company's IR subdivisions.
- Preparation of recommendations on the procedures of tenders' conducting and selecting suppliers of equipment and contractors.
- Prepare recommendations on development and correction of long-term business plans.

Nominations and Compensation Committee

The members of the Committee are:

- Kulikov Denis Viktorovich - Expert, Investor Protection Association (non-commercial organization) , Moscow;
- Ryzhikova Nina Anatolyevna – Director of Personnel Department, "UTK" PJSC;
- Filippova N.V. – Director of Human Resources Department, "Svyazinvest" OJSC.

The Committee's terms of reference cover:

- Recruiting of qualified personnel by the Company and creation of proper system of incentives for their successful work.

- Preparation of recommendations on the Company's personnel policy including the system of labour motivation.

- Preparation of proposals on principles and criteria of rating of the remuneration to be paid to the members of the Board of Directors, General Director, and Management Board members.

- Preparation of recommendations on formation of collective executive body of the Company (Management Board).

- Estimation of the work of the Company's management

Audit Committee

The members of the Committee are:

- Podosinov S.V. – Senior specialist, Internal Audit Department, "Svyazinvest" OJSC;
- Merzlenko Alexander Leonidovich - Vice-President, "Renaissance – Capital" Ltd.;
- Vasilyev Mikhail Borisovich - Head of the Representative Office, "NCH Advisors Inc."

The Committee's terms of reference cover:

- Management accounting reports;
- financial statements;
- external audit, internal audit;
- internal quality-control procedures;
- interaction with auditors;
- ensuring effective work of the Company's internal audit system and effective relationship of external and internal audit;
- consideration of the Company's internal quality-control procedures and standards;
- consideration of the Company's financial statements.

13.3. General Director .

General Director is the personal executive power exercising management of the Company's day-to-day operations. General Director is to be appointed by the Board of Directors of the Company.

General Director acts as the Chairman of the Company's Management Board. General Director is entitled to take decisions on the issues not referred to the exclusive competence of General Shareholders' Meeting, Board of Directors and Management Board pursuant to the present Charter.

The meeting of the Company's Board of Directors held on 22 December 2003 adopted the resolution on pre-term termination of powers of Gorbachev V.L., General Director of "Southern Telecommunications Company" PJSC, in connection with his election to the State Duma of the Russian Federation , and appointment of Ignatenko Ivan Fyodorovich to the post of the General Director of "UTK" PJSC.

Ivan Fyodorovich Ignatenko

Date of birth: 1945

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
City telephone exchange – branch of "Kubanelectrosvyaz" OJSC	1994 - 1999	Director
Krasnodar City Telecommunication Center , branch of "Kubanelectrosvyaz " PJSC	1999 - 2001	Deputy General Director – Director of Krasnodarskiy GUES
Krasnodar City Telecommunication Center , branch of "Southern Telecommunications Company" PJSC	2001 - 2003	Deputy General Director – Director of KGUES
"Kubanelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	2003 - 2003	"UTK" PJSC Deputy General Director – Director of the branch
"Southern Telecommunications Company" PJSC	2001 - till now	Chairman of the Management Board

Company	Period	Position held
"Southern Telecommunications Company" PJSC	2003 - till now	General Director

Share in the Issuer's authorized capital: 0,0346%

Share of the Issuer's common stock: 0,0398%

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

13.4. Management Board .

Management Board is the Company's collective executive body, which ensures realization of the resolutions adopted by a General Shareholders' Meeting and the Company Board of Directors and manages the Company's day-to-day activities.

Quantitative and personal membership of the Management Board shall be determined by the Resolution of the Board of Directors at the suggestion of General Director and the members of the Board of Directors.

Terms of office of the members of the Management Board shall be determined by the Board of Directors at their appointment.

The Company's Board of Directors may take a decision on pre-term termination of powers of any member (all members) of the Management Board.

Should the authority of any member of the Management Board be terminated before the appointed time, powers of the newly-appointed member shall be effective within the set term of office of the Company's Management Board.

Activity of the Management Board is aimed at ensuring effective operation of the Company.

Work of the Management Board of "Southern Telecommunications Company" PJSC is regulated by the Charter and Provisions on the Management Board of "UTK" PJSC.

The Management Board works according to Plans approved by the General Director acting as the Chairman of the Management Board.

In 2003 the Management Board held 12 meetings at which 140 questions were considered.

Priority attention was paid to matters relating to financial and economic operations of the Company, capital construction, development and approval of the Company's investment program, social and economic development, determination of the priority development trends, stability of the Company's operation, introduction of new technologies and technical equipment.

Results of fulfillment of the Plan of measures on increase of the Company's business efficiency covering all aspects of its operation have been quarterly considered, work in the sphere of capital construction and financial and economic activity has been estimated, analysis of technical condition of communication facilities has been made.

The Management Board has actively worked on reduction of accounts receivable supervising this question on a regular basis. It has also made an analysis of the branches' work with claim letters and customer complaints.

In 2003 the Management Board continued its work on improvement of the quality-control system of the Company, corresponding internal documents were developed and approved, uniform standard of official registration of papers, provisions, instructions on primary activity was introduced.

The Management Board has also considered the questions relating to development of telecommunications in the region, network digitization, construction of fiber-optic lines, introduction of time-based billing equipment and automatic billing system.

The Management Board has repeatedly considered the questions on installation of telephones for veterans of the Great Patriotic War.

The Management Board has paid much attention to advertising and marketing activity of the Company, since successful promotion of new and additional telecom services to the market and, consequently, gain of additional profit depends to a great extent on correctly organized advertising campaign. Corporate identifying style of the Company has been developed and introduced, that provides for improvement of goodwill of the Company in the telecommunications market.

The Management Board has regularly considered the questions on organization of labour protection, safety arrangement and precautions, fire safety in the branches.

During 2003 the Company's Management Board has summed up the results of production competition among the branches of "Southern Telecommunications Company" PJSC, improved the bonus system, developed and introduced modern methods of motivation of workers.

Members of the Management Board of "UTK" PJSC

Alexander Valentinovich Apalko

Date of birth: 1947
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Sochielectrosvyaz", Branch of "Kubanelectrosvyaz" OJSC	1996 - 2001	Deputy General Director – Director of the branch "Sochielectrosvyaz"
"Southern Telecommunications Company" PJSC	2001 - 2002	"UTK" PJSC Deputy General Director – Director of the branch "Sochielectrosvyaz"
"Kubanelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	2002 - till now	"UTK" PJSC Deputy General Director – Head of the branch "Sochielectrosvyaz"

Share in the Issuer's authorized capital: 0,0195%
Share of the Issuer's common stock: 0,0225%
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Lyudmila Ivanovna Devyatkina
Date of birth: 1955
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Svyazinvest" OJSC	1997 - 1999	Deputy Chief of Investment Management
"Svyazinvest" OJSC	1999 - till now	Deputy Director-Head of the Logistics Section of the Capital investments Department

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Ivan Fyodorovich Ignatenko
Date of birth: 1945
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
City telephone exchange – branch of "Kubanelectrosvyaz" OJSC	1994 - 1999	Director
Krasnodar City Telecommunication Center , branch of "Kubanelectrosvyaz " PJSC	1999 - 2001	Deputy General Director – Director of Krasnodarskiy GUES
Krasnodar City Telecommunication Center , branch of "Southern Telecommunications Company" PJSC	2001 - 2003	Deputy General Director – Director of KGUES
"Kubanelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	2003 - 2003	"UTK" PJSC Deputy General Director – Director of the branch
"Southern Telecommunications Company" PJSC	2001 - till now	Chairman of the Management Board
	2003 - till now	General Director

Share in the Issuer's authorized capital: 0,0346%
Share of the Issuer's common stock: 0,0399%
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Leonid Mikhailovich Izyuryev
Date of birth: 1952
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
Accounting Center – branch of "Volgogradelectrosvyaz" OJSC	1998 - 2000	Deputy General Director of "Volgogradelectrosvyaz" OJSC – Director of the branch
Volgograd open Joint –Stock Company "Electrosvyaz"	2000 - 2002	General Director
"Volgogradelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	2002 - till now	"UTK" PJSC Deputy General Director – Director of the branch

Share in the Issuer's authorized capital: 0,0019%
Share of the Issuer's common stock: 0,0013%
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none
Beshtau Kanamatovich Kozhiev
Date of birth: 1937

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Sevosetinelectrosvyaz" OJSC	1994 - 2002	General Director
"Sevosetinelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	2002 - till now	"UTK" PJSC Deputy General Director – Director of the branch

Share in the Issuer's authorized capital: 0,2212%
Share of the Issuer's common stock: 0,27%
Share in the Issuer's branch establishments/subordinate companies: 2% ("Telesot-Alania" CJSC)
Share of the common stock of the Issuer's branch establishments/subordinate companies: 2% ("Telesot-Alania" CJSC)

Svetlana Vasilyevna Korotenko
Date of birth: 1962.
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
Vyselki regional communications center – branch of "Kubanelectrosvyaz" OJSC	1994 - 2000	Director
Tikhoretsk joint communications center – branch of "Kubanelectrosvyaz" OJSC	2000 - 2001	Director
Tikhoretsk joint communications center – branch of "UTK" PJSC	2001 - 2002	Director
"Southern Telecommunications Company" PJSC	2002 - 2004	Deputy General Director
"Kubanelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	2004 - till now	Deputy General Director of "UTK" PJSC - Director of the branch "Kubanelectrosvyaz"

Share in the Issuer's authorized capital: 0,0159%
Share of the Issuer's common stock: 0,0189%
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Victor Alexandrovich Kruzhkov
Date of birth: 1952
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Kubanelectrosvyaz" OJSC	1994 - 2001	Deputy General Director for Construction and Investment Policy
"Southern Telecommunications Company" PJSC	2001 - till now	Deputy General Director

Share in the Issuer's authorized capital: 0,0844%
Share of the Issuer's common stock: 0,1%
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Andrey Alexandrovich Litvinov
Date of birth: 1973
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Rostovelectrosvyaz" OJSC	1997 - 2001	Economist, head of securities department
"Southern Telecommunications Company" PJSC	2001 - till now	Deputy General Director

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Antonida Mikhailovna Malova
Date of birth: 1954
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Electrosvyaz" of Stavropol Territory" OJSC	1997 - 2001	Financial Director
"Electrosvyaz" of Stavropol Territory" OJSC	2001 - 2002	First Deputy General Director for Economics and Finances
"Southern Telecommunications Company" PJSC	2002 - 2003	First Deputy Director of the branch "Electrosvyaz" of Stavropol Territory
"Southern Telecommunications Company" PJSC	2003 - till now	Deputy General Director

Share in the Issuer's authorized capital: 0,0005%
Share of the Issuer's common stock: 0,00012%
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Yevgeni Nikolaevich Poyarkov
Date of birth: 1943
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Svyazinvest" OJSC	1999 - 1999	Deputy Head of Security Service

Company	Period	Position held
"Svyazinvest" OJSC	1999 - till now	Deputy Director of Security Department

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Alexey Petrovich Prachkin
Date of birth: 1949
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Svyazinform" OJSC, Astrakhan Region	1995 - 2002	General Director
"Svyazinform" Astrakhan Region" – branch of "UTK" PJSC	2002 - till now	"UTK" PJSC Deputy General Director – Director of the branch

Share in the Issuer's authorized capital: 0,1319%
Share of the Issuer's common stock: 0,1350%
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Alexander Markovich Roitblat
Date of birth: 1947
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
Stavropol Long-distance telephone exchange – branch of "Electrosvyaz" OJSC, Stavropol Territory	1997 - 2000	Head
"Electrosvyaz" OJSC, Stavropol Territory	2000 - 2002	General Director
"Electrosvyaz" OJSC, Stavropol Territory	2000 - 2000	Acting General Director
"Electrosvyaz" Stavropol Territory" – branch of "UTK" PJSC	2002 - till now	"UTK" PJSC Deputy General Director – Director of the branch

Share in the Issuer's authorized capital: 0,01533%
Share of the Issuer's common stock: 0,0152%
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Tatyana Viktorovna Rusinova
Date of birth: 1958

Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Murmanskelectrosvyaz" OJSC	1995 - 1999	Deputy Chief Accountant
"Murmanskelectrosvyaz" OJSC	1999 - 2003	Chief Accountant
"Southern Telecommunications Company" PJSC	2003 - till now	Chief Accountant

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none

- *Vladislav Andreevich Statuev*
Date of birth: 1956
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Kubanelectrosvyaz" OJSC	1997 - 2001	Head of Security Service
"Southern Telecommunications Company" PJSC	2001 - 2001	Head of Security Service
"Southern Telecommunications Company" PJSC	2001 - till now	Deputy General Director

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none

- *Svetlana Gennadievna Fefilova*
Date of birth: 1970
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Artelecom" OJSC	1996 - 2000	Senior programmer engineer, senior accountant
"Artelecom" OJSC	2000 - 2001	Senior specialist, accountant
"Artelecom" OJSC	2001 - 2002	Chief accountant
"Southern Telecommunications Company" PJSC	2002 - 2002	Chief accountant
"Southern Telecommunications Company" PJSC	2002 - 2003	Deputy General Director - Chief accountant
"Southern Telecommunications Company" PJSC	2003 - till now	Deputy General Director

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none

Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Sergey Nikolaevich Kharchenko
Date of birth: 1969
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
Krasnodarskiy GUES – branch of "Kubanelectrosvyaz" PJSC	1997 - 1999	Acting Chief Engineer
Krasnodarskiy GUES – branch of "Kubanelectrosvyaz" PJSC	1999 - 2001	1st Deputy Director – Technical Director
Krasnodarskiy GUES – branch of "Southern Telecommunications Company" PJSC	2001 - 2001	1st Deputy Director – Technical Director
"Southern Telecommunications Company" PJSC	2001 - 2004	Deputy General Director

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Yanvar Khadgimusovich Chinazirov
Date of birth: 1937
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Electrosvyaz of Adygeia Republic" OJSC	1996 - 2002	General Director
"Electrosvyaz of Adygeia Republic" – branch of "UTK" PJSC	2002 - till now	"UTK" PJSC Deputy General Director – Director of the branch

Share in the Issuer's authorized capital: 0,0181%
Share of the Issuer's common stock: 0,024%
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amdulkhamid Kistuevich Shukhostanov
Date of birth: 1946
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"KabBalktelecom" OJSC	1998 - 2002	General Director
"KabBalktelecom" – branch of "UTK"	2002 - till now	"UTK" PJSC Deputy General

Company	Period	Position held
PJSC		Director – Director of the branch

Share in the Issuer's authorized capital: 0,0000004%
Share of the Issuer's common stock: 0,0000005%
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none

During their term of office the members of the Management Board are entitled to receive remuneration and compensation of expenses incurred by them when fulfilling the duties of the members of the Company's Management Board. The procedure and date of remuneration payment are regulated by the Provisions on the Management Board approved by the Extraordinary General Shareholders' Meeting of "UTK" PJSC on 21 January 2003.

Remuneration consists of:

- Salary
- Bonus payments
- Commission
- Other property provisions

Remuneration paid to the members of the Management Board for the reporting period amounted to 26 153 172 rubles.

13.5. Auditing Commission

The Auditing Commission is an independent control body of the Company, elected at the annual general meeting of the shareholders for a period till the next annual general meeting of the shareholders, with 5 members.

The terms of reference of the Auditing Commission cover:

- checking the reliability of the data contained in the reports and other financial documents of the Company;
- revealing any facts of violation of the procedure for book-keeping and submission of financial reports, established by the legal acts of the Russian Federation;
- checking the observance of the legal standards in tax calculation and payment;
- revealing any facts of violation of the legal acts of the Russian Federation, in compliance with which the Company performs its financial and economic operations;
- evaluating the economic advisability of financial and economic operations of the Company.

Members of the Company's Auditing Commission

Natalya Vladimirovna Boyarskikh
Date of birth: 1965
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
Severskiy RUS of "Kubanelectrosvyaz" OJSC	1993-2000	Chief accountant
Novorossiysk OUS of "Kubanelectrosvyaz" OJSC	2000-2001	Chief accountant

Company	Period	Position held
Novorossiysk OUS of "UTK" PJSC	2001-2002	Chief accountant
"Kubanelectrosvyaz" – "UTK" PJSC branch	2002- till now	Chief accountant

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Share in the Issuer's subsidiaries or dependent companies: none
Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Lyubov Alexandrovna Greseva
Date of birth: 1976
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Permlescontract" Ltd	1998-1999	Deputy Chief Accountant
"Permlescontract" Ltd	1999-2000	Acting Chief Accountant
"Prikamie-Lada Plus" Ltd	2000-2000	Chief accountant
"Sargona-Pro" Ltd	2000-2002	Chief accountant
"Svyazinvest" OJSC	2002-2003	Chief Specialist of Internal Audit Department and Economic Analysis
"Svyazinvest" OJSC	2003- till now	Chief Specialist of Internal Audit Department

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Share in the Issuer's subsidiaries or dependent companies: none
Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Vladimir Vladimirovich Kozin
Date of birth: 1970
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Svyazinvest" OJSC	1997-1999	Head of the section on ensuring rights of ownership
"Svyazinvest" OJSC	1999-2000	Deputy director of the Department for Direct investments and property of Subsidiaries- Head of the section of subsidiaries' assets management
"Svyazinvest" OJSC	2000-2001	Head of the section of direct investments and property
"Svyazinvest" OJSC	2001-2003	Deputy Director - Head of the section of direct investments and property of the Department of Corporate Financing and Direct Investments
"Svyazinvest" OJSC	2003- till now	Director of the Department of direct investments and property

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none

Share in the Issuer's subsidiaries or dependent companies: none
Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Irina Viktorovna Prokofyeva
Date of birth: 1968
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
State Tax Inspectorate for St. Petersburg	1997-1998	Senior state tax officer of the Board for Tax Control of City Tax-Payers
"Telecominvest" OJSC	1998-2001	Specialist on taxation
"Svyazinvest" OJSC	2001-2001	Deputy director of the Department Internal Audit and Economic Analysis
"Svyazinvest" OJSC	2001-2003	Deputy Director - Manager of the Unit of Internal Audit of the Department of Internal Audit and Economic Analysis
"Svyazinvest" OJSC	2003 - till now	Director of the Internal Audit Department

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Share in the Issuer's subsidiaries or dependent companies: none
Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Frolov Kirill Viktorovich
Date of birth: 1977
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Dubrovki" Ltd	1997 - 2000	Chief accountant
"A-Hold" AF Ltd	2000 - 2001	Auditor
"Svyazinvest" OJSC	2001 - 2001	
"Svyazinvest" OJSC	2001-2003	Senior specialist of the Unit of Internal Audit of the Department of Internal Audit and Economic Analysis
"Svyazinvest" OJSC	2003 - till now	Deputy Director - Head of the Unit of Internal Audit of the Department of Internal Audit

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Share in the Issuer's subsidiaries or dependent companies: none
Share of the common stock of the Issuer's subsidiaries or dependent companies: none

During their term of office the members of the Auditing Commission are entitled to receive remuneration and compensation of expenses incurred by them when fulfilling the duties of the members of the Auditing Commission.

Remuneration consists of:
- Salary

- Bonus payments
- Commission
- Other property provisions

Remuneration paid to the members of the Auditing Commission for the reporting period amounted to 1 896 011 rubles.

The procedure and date of remuneration payment are regulated by the Provisions on the Auditing Commission approved by the Extraordinary General Shareholders' Meeting of "UTK" PJSC on 21 January 2003.

XIV. OBSERVANCE OF THE CODE OF CORPORATE CONDUCT BY THE COMPANY

Information on observance by the Company of the Corporate Conduct Code recommended by the Federal Commission for Securities Market of the Russian Federation.

Information is presented in accordance with Recommendations on the structure and form of presentation of information on observance of the Corporate Conduct in annual reports of Joint –Stock Companies approved by the Order of the Federal Commission for Securities Market of the Russian Federation № 03-849/r of 30 April 2003.

Table 22

N	Provision of the Corporate Conduct Code	Observed or not observed	Comment
General Shareholders' Meeting			
1.	Notification on the General Shareholders' Meeting shall not be made later than 30 days before its opening irrespective of the issues included in the agenda unless longer period is stipulated by the effective legislation.	Not observed	Stipulated by the Company's Charter: «12.12 Notification on the General Shareholders' Meeting shall not be made later than 20 days before its opening, and notification on the General Shareholders' Meeting with issue on the Company's reorganization included in the agenda shall not be made later than 30 days before its opening."

2.	A shareholder's opportunity to familiarize with the list of the persons entitled to participate in the General Shareholders' Meeting, from the day of the notice of the General Shareholders' Meeting and till the closing of the General Shareholders' Meeting held in praesentia and till the cut-off date of voting instruction cards reception - in case the General Shareholders' Meeting is held in absentia.	Observed	According to item 4 of Article 51 of the Federal Law №208-FZ of 26.12.1995 «On Joint –Stock Company» and the Charter of "UTK" PJSC:
3.	A shareholder's opportunity to familiarize with shareholder information (materials) to the General Shareholders' Meeting using electronic mass media including Internet	Observed	When determining the procedure for presenting shareholder information (materials) for the General Shareholders' Meeting Советом директоров Общества the Board of Directors adopts the resolution on placement of this information on the corporate Internet site. Shareholder materials are e-mailed to the shareholders at their request.
4.	A shareholder's opportunity to make a proposal on the agenda item of the General Shareholders' Meeting or request on calling of the General Shareholders' Meeting without presenting extract from shareholder register, Sufficiency of an abstract of a shareholder's deposit account at the Depositary keeping register if his rights for shares are being registered in accordance with his deposit account at the Depositary	Observed	Stipulated by Regulations on procedure for conducting a General Shareholders' Meeting: «2.6. Should the proposal on the issues to be inserted in the agenda of the Annual General Shareholders' Meeting and on nominating candidates to the Company's bodies to be elected by the General Shareholders' Meeting, or the requests on calling the Extraordinary General Shareholders' Meeting be signed by a shareholder (a shareholder's proxy) whose rights for shares being registered in accordance with his deposit account at the Depositary, an abstract of his deposit account at the Depositary keeping register of the rights for the aforementioned shares shall be attached to such proposal (request).

5.	Presence in the corporate Charter and by-laws of the requirement on obligatory attendance of General Director, members of the Management Board, members of the Board of Directors, members of the Auditing Commission, the Company's Auditor	Observed partially	To be included in the Corporate Conduct Code of "UTK" PJSC According to item 12.12 of the Charter General Director presides at the General Shareholders' Meeting
6.	Obligatory attendance of the candidates at the General Shareholders' Meeting electing members of the Board of Directors, General Director, members of the Management Board, members of the Auditing Commission, and determining the Company's Auditor	Observed partially	The mentioned persons must be invited and present at the General Shareholders' Meeting.
7.	Presence of the procedure for registration of the participants of the General Shareholders' Meeting in the Company's internal documents	Observed	Stipulated by item 8 of Regulations on the procedure for conducting a General Shareholders' Meeting
Board of Directors			
8.	Authority of the Board of Directors to approve annual plan of the Company's financial and economic development stipulated by the Charter	Observed	Stipulated by the Charter of "UTK" PJSC: «13.4 Board of Directors' powers shall cover the following issues: 1)Determining the priority directions of the Company's activity including approval of annual budgets, business-plans, the Company's strategies and development programs, making alterations in these documents and considering the results of their realization;
9.	Risks management procedure in the Joint –Stock Company approved by the Board of Directors	Not observed	At present the Company is developing this procedure. It is to be completed in 2004.
10.	Authority of the Board of Directors to suspend the powers of the General Director appointed by the General Shareholders' Meeting, stipulated by the Charter	Not applicable	The Charter of "UTK" PJSC: «13.4. Board of Directors' powers shall cover the following issues: 26) appointing the Company's personal executive organ (General Director), determining his term of office and early cessation of his powers;

11.	Authority of the Board of Directors stipulated by the Charter to establish requirements to qualification and remuneration size to be paid to the General Director, members of the Board of Directors, heads of the basic structural divisions.	Observed partially	Procedures for determination of the size of remuneration to be paid to General Director, members of the Management Board, heads of the main structural divisions are fixed in employment contracts of the abovementioned officers, terms of which are to be approved by the Board of Directors according to subitem 33 of item 13.4. of the Charter. Bonus to General Director is paid by the Board of Directors, bonuses to the members of the Management Board are paid in accordance with their employment Agreements approved by the Board of Directors.
12.	Authority of the Board of Directors stipulated by the Charter to approve terms of employment Agreements concluded with General Director and members of the Management Board	Observed	The Charter of "UTK" PJSC: «13.4. Board of Directors' powers shall cover the following issues: 33) approving terms of contracts (additional agreements), concluded with General Director, members of the Management Board…"
13.	Presence in the charter or internal documents of the Joint-stock company of the requirement that at approval of the terms of employment Agreements with the General Director (managing organization, the manager) and members of the Management Board, votes of the members of the Board of directors being General director and members of the Management Board are not taken into account when summing up the voting results.	Not observed	Procedure for taking decisions by the Board of Directors set by the Company's Charter does not include this requirement
14.	Presence in membership of the Board of Directors of not less than 3 independent directors who are meeting the requirements of the Code of Corporate Conduct	Observed	

15.	Absence in the membership of the Company's Board of directors of persons committed economic crimes or crimes against the state, local government or to whom administrative actions were imposed for violation of the rules of business activity and legislation on finance, taxes and securities market	Observed	
16.	Absence in the membership of the Board of Directors of the persons being participants, General Directors (managers), members of the governing bodies or officers of the legal person being the Company's competitor	Observed	
17.	Presence in the charter of the Joint-stock company of the requirement on the election of the Board of Directors by cumulative voting	Observed	Stipulated by item 13.2. of the Charter: «Board of Directors shall be elected annually by the General Shareholders' Meeting in number of 11 persons by cumulative voting .»
18.	Presence in internal documents of the joint-stock company of a duty of the members of the Board of Directors to abstain from actions which will result or may result in conflict of interests, and in case of occurrence of such conflict – to disclose to the Board of Directors information about this conflict	Observed partially	Duty to disclose information is stipulated by The Provisions on the Board of Directors of "UTK" PJSC: Item 3.2. Member of the Board of Directors shall meet the following obligations: 3.2.9.to inform the Company on his status of being an affiliated person and alterations in such status in good time; 3.2.10.to inform the Board of Directors on future transactions with respect to which he may be declared an interested party (person concerned)."
19.	Presence in internal documents of the joint-stock company of an obligation of the members of the Board of Directors to inform the Board of Directors in written form on intention to make transaction with securities of the Joint-stock company, which members of the Board of directors they are, as well as of its affiliated (dependent) companies, and also to disclose information on the transactions made by them with such securities	Not observed	

20.	Presence in internal documents of the joint-stock company of the requirement on holding the meetings of the Board of Directors not less often than once in six weeks	Not observed	Item 6.2. of The Provisions on the Board of Directors provides for holding the meetings of the Board of Directors on a regular basis. According to existing practice the meetings are held on average five times in six weeks.
21.	Holding of the meetings of the Board of Directors of the joint-stock company during the year for which the annual report of the Joint-stock company is made, with periodicity of not less often than once in six weeks	Observed	During the previous year meetings of the Board of Directors were held on average five times in six weeks.
22.	Presence in internal documents of the Joint-stock company procedures for conducting the meetings of the Board of Directors	Observed	Procedures for calling and conducting the meetings of the Board of Directors and taking decisions by the Board of Directors are stipulated in The Provisions on UTK Board of Directors .
23.	Presence in internal documents of the Joint-stock company of The Provisions on the necessity of approval by the Board of Directors of transactions of joint-stock company involving the Company assets in excess of 10 percent, except for the transactions made during day-to-day economic activities	Observed	The Charter of "UTK" PJSC sets more strict requirements for approval of the Company's transactions: Item 13.4. «Board of Directors' powers shall cover the following issues: 19) approving transactions dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's assets value amounting to 0.5 – 25 percent of the Company's balance sheet assets at the last reported date;
24.	Presence in internal documents of the Joint-stock company of the authority of the members of the Board of Directors to receive from executive bodies and heads of the basic structural divisions of the Company information necessary for exercise of their duties, and also the responsibility for failure to present such information	Observed	The Provisions on the Board of Directors of "UTK" PJSC: Item 3.1. Member of the Board of Directors shall have the right: 3.1.1.to require any information on the Company's activity from the Company officials including documents provided for by Article 89 of the Federal Law "On Joint Stock Companies" in accordance with the procedure set herein;

25.	Presence of the Committee of the Board of Directors on strategic planning or imposing of its functions on another Board committee (except for the Audit committee and Nominations and Compensation Committee)	Observed	Functions of strategic planning are executed by the Budget and Investment Planning Committee of the Board of Directors of "UTK" PJSC. The Provisions on the Budget and Investment Planning Committee of the Board of Directors of "UTK" PJSC: 2.3. Functions of the Committee are to: 2.3.9. Prepare recommendations on development and correction of long-term business plans.
26.	Presence of the Board committee (Audit Committee) which makes recommendations on Auditor to the Board of Directors and interacts with it and with the Auditing Commission of the Company	Observed	The Audit Committee of the Board of Directors of "UTK" PJSC is formed in accordance with the decision of UTK Board of Directors, Minutes №21 of 23.10.2003.
27.	Presence in the membership of the Audit Committee of only independent and non-executive directors	Observed partially	Two out of three members of the Audit Board Committee of "UTK" PJSC are independent directors. There are no executive directors among the members of the Audit Board Committee of "UTK" PJSC.
28.	Chairman of the Audit Board Committee of "UTK" PJSC. Is an independent director	Not observed	Chairman of the Audit Board Committee of "UTK" PJSC. Is not an independent director but majority of its members are independent directors
29.	Presence in internal documents of the Company of the authority of all members of the Audit Committee to have access to any documents and materials on the Company under condition of nondisclosure of the confidential information by them	Observed	According to The Provisions on the Audit Board Committee of "UTK" PJSC: Item 6.2. «Members of the Committee are entitled: 6.2.1. to inquire Board of Directors, Management Board, Auditing Commission and Auditor about information and materials relating to matters being within the competence of the Committee»

30.	Formation of the Nominations and Compensation Committee responsible for determination of criteria of nomination of candidates to the Board of Directors and development of the Company's policy on remuneration	Observed	The Nominations and Compensation Committee of the Board of Directors of "UTK" PJSC is formed in accordance with the decision of UTK Board of Directors, Minutes №21 of 23.10.2003.
31.	Chairman of the Nominations and Compensation Committee the Audit Board Committee of "UTK" PJSC is an independent director	Observed	
32.	Absence in the membership of the Nominations and Compensation Committee of the Company's officers	Not observed	One of the members of the Nominations and Compensation Committee of UTK Board of Directors is the Company's officer
33.	Formation of Risks management committee or imposing its functions on another Board committee (except for Audit committee and Nominations and Compensation Committee)	Not observed	
34.	Formation of the Committee of settlement of corporate conflicts or imposing its functions on another Board committee (except for Audit committee and Nominations and Compensation Committee)	Observed	The function of settling the corporate conflicts is imposed on the Corporate Governance Committee of the Board of Directors of "UTK" PJSC . According to The Provisions on the Corporate Governance Committee of the Board of Directors of "UTK" PJSC: Item 2.3. Functions of the Committee are to: 2.3.10. Prevent corporate conflicts, help and take part, if necessary, in their settlement.»
35.	Absence in the membership of the Committee of settlement of corporate conflicts of the Company's officers	Not observed	One of the members of the Corporate Governance Committee of the Board of Directors of "UTK" PJSC is the Company's officer

36.	Chairman of the Committee of settlement of corporate conflicts is an independent director	—	The Committee is not formed не создан. The function of settling the corporate conflicts is imposed on the Corporate Governance Committee of the Board of Directors of "UTK" PJSC formed according to the Resolution of UTK Board of Directors, Minute №21 of 23.10.2003.
37.	Presence of the internal documents of the Company stipulating procedures for formation and work of the Board committees approved by the Board of Directors	Observed	The Company's Board of Directors approved The Provisions on the Board Committees. Minutes №21 of 23.10.2003:
38.	Presence in the charter of the Company of procedure for determining the quorum of the Board of Directors sufficient to provide obligatory participation of independent directors in the meetings of the Board of Directors	Not observed	
Executive bodies			
39.	Presence of a collective executive body (Management Board) of the Company	Observed	Stipulated by the Charter of "UTK" PJSC: Item 14.1. Management Board is the collective executive organ of the Company ensuring realization of the resolutions adopted by a General Shareholders' Meeting and the Company Board of Directors»

40.	Presence in the charter or internal documents of the Company of the provisions on the necessity to approve by Management Board transactions with real estate and credits if the specified transactions are not considered major transactions and their conclusion can not be referred to the Company's day-to-day activities	Observed partially	Conclusion of transactions on sale and purchase of real estate is in the competence of the General director of the company, procedure of approval is stipulated by the Provisions on the procedure for organization of work with real estate in "Southern Telecommunications Company" PJSC approved by the Resolution of the Management Board of "UTK" PJSC of 29.05.2003. According to Regulations on the procedure for conclusion of civil-law contracts, introduction of additions and amendments into the contracts, cancellation and retention of contracts approved by the decision of the Management Board of the the Company of 18.06.2001 (in version of Decisions of 26.02.2004), transactions in which the Company acts as a borrower under the contract of credit are to be approved by the Management Board
41.	Presence in internal documents of the Company of procedure for approval of operations which are not included in the Company's business plan	Observed	Internal documents of "UTK" PJSC - the Charter of the Company (subitem 2 of item 13.4.), Provisions on the Board of Directors — stipulate the procedure for decision-making by the Board of Directors of the Company within the framework of its competence.
42.	Absence in the membership of the Management Board of the persons being participants, general directors (managers), members of governing bodies or officers of the legal person being the Company's competitor	Observed	The Board of Directors prohibits holding of appointment by a member of the Management Board in legal persons being the Company's competitor.
43.	Absence in the membership of the Company's Management Board of persons committed economic crimes or crimes against the state, local government or to whom administrative actions were imposed for violation of the rules of business activity and legislation on finance, taxes and securities market.	Observed	

44.	Presence in the charter or internal documents the Company of prohibition for the management company (manager) to execute similar functions in a competing company, as well as to be in any other property relations with the Company, besides rendering services of the management company (manager)	Not observed	The Board of Directors prohibits holding of posts in legal persons being the Company's competitor.
45.	Presence in internal documents of the joint-stock company of a duty of the members of the Management Board to abstain from actions which will result or may result in conflict of interests, and in case of occurrence of such conflict – to disclose to the Board of Directors information about this conflict.	Observed	Stipulated by the Agreement concluded with a member of the Management Board.
46.	Presence in the charter or internal documents of the Company of selection criteria for the management company (manager)	Not observed	"UTK" PJSC has a personal executive body – General director
47.	Presentation of monthly reports on the work of the Management Board of the Company to the Board of Directors	Observed	Reports of the Management Board are presented to the Board of Directors on the matters of implementation of the annual budget, budgets on intermediate term and long-term prospect, strategy and development programs of the Company, according to subitem 1 of item(point) 13.4. of the Company's Charter
48.	Establishment in the employment Agreements concluded by the Company with the general director (management company, manager) and members of the Management Board of their responsibility for infringement of the provisions on usage of confidential information and information for internal use only.	Observed	Stipulated by the Agreements concluded with the General director and members of the Management Board of the Company

The Corporate Secretary			
49.	Presence in the Company of a special officer (the corporate secretary) whose objectives should be to ensure that corporate bodies and officers comply with procedural requirements on the corporate governance safeguarding the rights and interests of the Company's shareholders.	Not observed	The opportunity of appointment of the Corporate secretary is stipulated by article 16 of the Charter of the Company, appointment of such person is planned in the nearest future, at present the Company is developing The Provisions on the Corporate secretary and the Office of the Corporate secretary
50.	Presence in the charter or internal documents of the Company of the procedure for appointment (election) of the corporate secretary of the Company and his duties	Observed	The procedure for appointment of the Corporate secretary is regulated by item 16 of the Charter, his duties will be determined by the Provisions on the Corporate secretary and the Office of the Corporate Secretary of "UTK" PJSC.
51.	Presence in the charter of the Company of requirements to a person seeking appointment to the position of the Corporate Secretary	Not observed	Stipulated by the draft Code of corporate conduct of "UTK" PJSC and the draft Provisions on the Corporate secretary and the Office of the corporate secretary of "UTK" PJSC
Material corporate actions			
52.	Presence in the charter or internal documents of the Company of the requirement on approval of the major transaction prior to its conclusion.	Observed	
53.	Obligatory engagement of the independent appraiser for estimation of market value of the property being a subject of the major transaction	Observed	Observed by the existing practice in the Company
54.	Presence in the charter of the Company of prohibition of any actions at purchase of large stakes of the Company (absorption) directed to protection of interests of executive bodies (members of these bodies) and members of the Board of Directors, and worsening shareholders' position in comparison with the existing one	Not observed	

55.	Presence in the charter of the Company of the requirement on obligatory engagement of the independent appraiser for estimation of the current market value of shares and possible changes of their market value as a result of the absorption	Not observed	
56.	Absence in the charter of the Company of release of the purchaser from an obligation to offer shareholders to sell common shares of the Company owned by them (securities convertible in common shares) at absorption	Observed	Obligation of the purchaser is set in the Charter of "UTK" PJSC: Item 7.12. «Should a shareholder on his own or together with his affiliated person (persons) intend to purchase 30 percent or more of the Company's outstanding common shares, he shall notify the Company in written form on his intention to purchase the mentioned shares 90 days at the earliest and 30 days at the latest before the date of the shares' acquisition. After making the transaction on the shares' acquisition such shareholder shall be obliged during the period of 30 days from the date of acquisition to offer the Company's shareholders to sell him the Company's common shares owned by them and emissive securities, transferable into common shares, at market price but not less than at average price for the six months preceding the date of acquisition.»
57.	Presence in the Charter or internal documents of the Company of the requirement on obligatory engagement of the independent appraiser for definition of ratio of shares' swap-up at reorganization	Observed	Provide by the existing practice whereas "UTK" PJSC is a public company
Disclosure of information			
58.	Presence of the internal document approved by the Board of directors determining the Company's rules and procedures for information disclosure (The Provisions on information policy)	Observed	The information rules of "UTK" PJSC are approved by the Minutes №12 of the Board of Directors of "UTK" PJSC of 25.04.2004

59.	Presence in internal documents of the Company of the requirement on information disclosure for the purpose of placement of shares, about persons who are going to buy shares under placement, including big stakes, and also, whether the top managers of the Company will participate in purchase of the Company's shares under placement	Not observed	Information is disclosed according to the Provisions on disclosure of information by Issuers of the emissive securities, approved by the Order of the Federal commission for securities market №03-32/ps of 02.07.2003.
60.	Presence in internal documents of the Company of the list of information, documents and materials to be presented to shareholders for taking decisions of agenda items of the General Shareholders' Meeting.	Observed	Charter of "UTK" PJSC 12.13. The following information and materials shall be provided to the shareholders entitled to participate in the General Shareholders' Meeting in order and at address (addresses) indicated in the Notice of the General Shareholders' Meeting: - annual statutory accounting reports including report of the Company's Auditor, report of the Company's Auditing Commission on the results of the annual accounting records, - Information on candidates for the Company's Board of Directors and Auditing Commission, - Draft of amendments and supplements to be introduced into the Company's Charter or draft of a new version of the Company's Charter, - Draft of the Company's internal regulations. - Draft of other documents to be approved in accordance with draft resolutions of the General Shareholders' Meeting, - Draft resolutions of the General Shareholders' Meeting, - Other information and materials to be provided in accordance with the effective legislation, -Other information and materials necessary for approving agenda issues of the General Shareholders' Meeting included in the list of materials to be submitted to shareholders when preparing the General

			Shareholders' Meeting.
61.	Presence of the corporate Internet site and regular disclosure of information about the Company on this website	Observed	The information rules of "UTK" PJSC item 6.1.: «The official site of the Company in Internet is the site registered under domain name www.stcompany.ru. ».
62.	Presence in internal documents of the Company of the requirement on disclosure of information on transactions of the Company with the persons being according to the charter the Company's top managers, and also about transactions of the Company with the companies in which the Company's top managers own directly or indirectly over 20 percent of the authorized capital of the company or on which such persons can exert material influence	Not observed	Information is disclosed according to the Provisions on disclosure of information by Issuers of the emissive securities, approved by the Order of the Federal commission for securities market №03-32/ps of 02.07.2003
63.	Presence in internal documents of the Company of the requirement on disclosure of information about all transactions which can influence market value of the Company's shares	Not observed	Information is disclosed according to the Provisions on disclosure of information by Issuers of the emissive securities, approved by the Order of the Federal commission for securities market №03-32/ps of 02.07.2003.
64.	Presence of the internal document approved by the Board of Directors on usage of material information about the Company's operations, shares and other securities and transactions with them which is not open to general use and which disclosure can materially influence the market value shares and other securities of the Company	Not observed	Instructions on the procedure for assigning trade-secret status to the information" is approved by the decision of the Management Board of "UTK" PJSC №31/5 of 26.12.2002.

Oversight of financial and business operations			
65.	Presence of the procedures for the internal control of the Company's business and financial operations approved by the Board of Directors	Not observed	The Regulations on the internal control procedures and rules of inspections are approved by the Company's Management Board on August 26 2003, Minutes №8. According to subitem 2 of item 14.4. of the Charter of the Company approval of the internal control procedures shall fall within the competence of the Management Board.
66.	Presence of a special division of the Company in charge of compliance with internal control procedures (control and auditing service)	Observed	*Regulations on Internal Audit Department are approved by the Company's Board of Directors on May 27, 2003* *According to item 17.3. of the Company's Charter:* 17.3. In order to ensure constant internal control over economic and financial activity the Company shall be entitled to form a special structural unit being independent of any executive organ of the Company and subordinate directly to the Board of Directors.»
67.	Presence in internal documents of the Company of the requirement on determination by the Board of Directors of the Company of the structure and membership of control and auditing service	Observed	The Provisions on Internal Audit Department were approved by the Board of Directors on May 27, 2003, Minutes, Item 2.1. « Structure and staff of internal audit department shall be approved by the Board of Directors of "UTK" PJSC in the established order »
68.	Absence in the membership of the Company's control and auditing service of persons committed economic crimes or crimes against the state, local government or to whom administrative actions were imposed for violation of the rules of business activity and legislation on finance, taxes and securities market	Observed	

69.	Absence in the membership of the Company's control and auditing service of the persons being participants, General Directors (managers), members of the governing bodies or officers of the legal person being the Company's competitor	Observed	Minutes of the annual General Shareholders' Meeting №14 of 25.06.2003: Item 4. Voting results on the fourth agenda item: «Election of the Company's Auditing Commission».
70.	Presence in internal documents of the Company of the date of presentation of documents and materials to the Company's control and auditing service for estimation of the financial and economic operation, and also the responsibility of officers and workers of the Company for failure to present them in time	Observed	Date of presentation of documents and materials is stipulated by The Provisions on Internal Audit Department of "UTK" PJSC .
71.	Presence in internal documents of the Company of the requirement of the Company's control and auditing service to report violations to the Audit Committee and, absent this Committee, to the Board of Directors	Observed	The Provisions on Internal Audit Department of "UTK" PJSC: Items 1.17.-1.18.: «The first copy of the auditing report shall be presented to the Board of Directors (upon request). » The Provisions on the Audit Committee of the Board of Directors of "UTK" PJSC: Item 2.3. «Preparation of recommendations for the Board of Directors on the following matters falls within the competence of the Audit Board Committee: 2.3.3. Consideration of the Company's internal quality-control procedures and standards: i) Oversight of the operation of the Company's structural division in charge of compliance with internal control procedures, by way of consideration of its reports»
72.	Presence in the charter of the Company of the requirement on preliminary estimation by the Company's control and auditing service weather it is appropriate for the Company to make operations that are not included in its financial and business plans (non-typical operations)	Not observed	

73.	Presence in internal documents of the Company of the procedure of coordinating a non-typical operation with the Board of Directors	Observed	Internal documents of "UTK" PJSC — the Charter of the Company, The Provisions on the Board of Directors — stipulate the procedure for decision-making by the Company's Board of Directors within the framework of its competence.
74.	Presence of the internal document approved by the Board of Directors of the procedure for performing audits of financial and business operations of the Company by the Auditing Commission	Observed	The Provisions on the Auditing Commission of "UTK" PJSC were approved by the General Shareholders' Meeting of "Kubanelectrosvyaz" OJSCheld on May 30, 2001 Minutes № 10: item5.3. «Performing audits by the Auditing Commission.»
75.	Assessment by the Audit Committee of the Auditor's opinion prior to its presentation to shareholders at the General Shareholders' Meeting	Observed	The Provisions on the Audit Committee of the Board of Directors of "UTK" PJSC: Item 2.3. «Preparation of recommendations for the Board of Directors on the following matters falls within the competence of the Audit Board Committee: 2.3.1. Relationship of the Company with auditors: d) Consideration and discussion with auditors of the results of audit, all information and data contained in audit report prior to its presenting to the Board of Directors, and also supervision of the registration of recommendations of the auditor by the Company's management. »
Dividends			
76.	Presence of the internal document approved by the Board of Directors according to which the Board of directors makes recommendations on the size of dividends (The Provisions on Dividend policy)	Not observed	Draft Provisions on Dividend policy of "UTK" PJSC are to be approved by the Company's Board of Directors in the second quarter of 2004

77.	Presence in the Provisions on Dividend policy of "UTK" PJSC of the procedure for determination of the minimal share of net profit of the joint-stock company to be allocated to dividend payment, and terms of non-payment or partial payment of dividends under preference shares, size of which is determined in the Charter of the Company	Observed partially	Dividend is paid by the Company taking into consideration the restrictions, stipulated by the Federal law «On Joint –Stock Companies» № 208-FZ of 26.12.1995 The Charter of the Company determines the share of the Company's net profit to be allocated to payment of dividends under preference shares.
78.	Publication of information about the Company's dividend policy and amendments introduced into it in the periodical stipulated by the Charter of the Company for publication of the notices of the General Shareholders' Meeting, as well as placement of the specified data on the corporate Internet site	Observed partially	Stipulated by the draft Code of the corporate conduct of "UTK" PJSC. Dividend history of "Southern Telecommunications Company" PJSC can be viewed on the corporate web-site http://www.stcompany.ru in the section "Investor Relations"-General information"-"Dividend history".

General Director I.F. Ignatenko

Chief Accountant T.V. Rusinova

"Southern Telecommunications Company" PJSC

Auditor's Opinion on the Accounts for the Year 2003

April 2004

CONTENTS

AUDITOR'S OPINION
ON THE FINANCIAL ACCOUNTS OF
"SOUTHERN TELECOMMUNICATIONS COMPANY" PJSC
BY AN INDEPENDENT AUDITING COMPANY

For the shareholders of "Southern Telecommunications Company" PJSC

INFORMATION ON THE AUDITOR

Name: CJSC "ERNST AND YOUNG VNESHAUDIT"
Location: Building 1-1A , 20/12, Podsosensky per., Moscow, 105062, Russia.
Certificate of making an entry in the Single State Register of Legal Entities on the legal entity registered before 1st July 2002:
Date of registration: 16 September 2002
Number of the certificate: series 77 № 008050714
State registration number: 1027739199333
Name of registering authority: No. 033.468 issued by Moscow Registration Chamber on August 30, 1994.

License No. E003246 for auditing was granted for five years and approved by Order No. 9 of the RF Ministry of Finance dated January 17, 2003.

INFORMATION ON THE AUDITED PARTY

Name: "Southern Telecommunications Company" PJSC
Domicile: 66, Karasunskaya Str., Krasnodar, 350000, Russia
State registration: № 186 of May 20, 1994 by the Registration Chamber of Krasnodar.
Licenses for the business activities subject to licensing:

Activity	License No.	Issued by	Date of issue	Valid until
Providing local and inter-zonal telephone services	23899	RF Ministry of Communications and Computer Technologies	04.10.2002	04.10.2012
Providing national and international telephone communication services	24058	RF Ministry of Communications and Computer Technologies	24.10.2002	24.10.2007
Providing telecommunications services	3035	RF Ministry of Communications and Computer Technologies	04.11.1996	01.10.2004
Providing mobile and radio telephone services	24076	RF Ministry of Communications and Computer Technologies	31.10.2002	31.10.2007

Total 33 licenses

We audited the enclosed financial accounts of "Southern Telecommunications Company" PJSC for the period from January 1, 2003 till December 31, 2003 inclusive.

The financial accounts of "Southern Telecommunications Company" PJSC include a balance sheet, a profit and loss statement defined with the words "In the reporting period", a capital flow statement for the period from January 1, 2003 till December 31, 2003, a cash flow statement defined with the words "in the reporting year", appendices to the balance sheet in particular figures for the period from January 1, 2003 till December 31, 2003 and sections 1-4 – 6-10 of the explanatory note with regard to information referred to the period from January 1, 2003 till December 31, 2003 (hereinafter referred to as Financial accounts). The management of "Southern Telecommunications Company" PJSC is responsible for preparation and presentation of the above Financial accounts. Our responsibility is to express our opinion on the reliability of these accounts in all material aspects, and on the compliance of the bookkeeping procedures with the laws of the Russian Federation on the basis of the performed audit. We did not audit the comparative accounts for the period preceding the reported one presented in the profit and loss statement, capital flow statement, appendices to the balance sheet and sections 1-4 – 6-10 of the explanatory note with regard to information referred to the period from January 1, 2002 till December 31 2002 that had been prepared by the Company including the figures for the companies merged into it on October 31, 2002 according to the principles stated in Appendix 4 "Comparable information" of the Explanatory note. We did not audit the accounts included in Appendix 1 to the Financial accounts for the period from January 1, 2001 till December 31, 2002 that were presented taking into consideration the merged companies as if the merger had occurred on January 1, 2001, either.

We performed the audit in compliance with the Federal Law "On Auditing", approved federal accounting regulations (standards), and Auditing Rules (Standards) approved by the Commission for Auditing under the President of the Russian Federation.

Our audit was planned and carried out so as to ensure reasonable confidence that the Financial accounts do not contain material distortions. The audit was made on a sample basis, and comprised test-based study of proofs supporting the values and exposure of information on the business activities in the above accounts, evaluation of the accounting principles and methods, the rules of preparation of the said accounts and the important assessed values obtained by the management of the audited party, and appraisal of overall presentation of the said accounts. We believe that the performed audit provides sufficient grounds for our opinion on the reliability, in all material aspects, of the above accounts, and on the compliance of the bookkeeping procedure with the laws of the Russian Federation.

In our opinion, in 2003 the bookkeeping procedure related to preparing the Financial accounts of "Southern Telecommunications Company" PJSC complied with the requirements of Federal Law "On Accounting" No. 129-ФЗ of November 21, 1996, and the above accounts prepared in compliance with the said Law reliably represent the financial standing of "Southern Telecommunications Company" PJSC as of December 31, 2003 and its business results for the period from January 1, 2003 till December 31, 2003 inclusive.

Without making reservation in our report we would like to pay your attention to the section 5 "Analysis and assessment of the balance structure and profit dynamics" of the Explanatory notes describing surplus of short-term liabilities over the current assets of "Southern Telecommunications Company" PJSC amounting to RUR 5464427 ths as of December 31, 2003, as well as the plans of the management in relation to this working capital shortage.

The appended financial statements are not intended to present the financial standing and business results in compliance with accounting principles or methods generally adopted in countries and other administrative/territorial entities other than Russia. Accordingly, the appended accounting statements are not designed for those who are not informed about Russian accounting principles, procedures, and methods.

April 26, 2004

______________________,
Partner
Robert G. Akright

_____________________,
Auditor
Irina Borisovna Smirnova

____
Qualification Certificate in General Auditing No. 043315

REPORT
of the Auditing Commission on the results of the audit of "UTK" PJSC business and financial operations, annual accounting reports and reliability of data contained in the Company's annual report and annual financial accounts for the year 2003.

April 30, 2004 Moscow

Pursuant to the Charter and the Provisions on the Auditing Commission of the Public Joint Stock Company "Southern Telecommunications Company" , the Company's Auditing Commission consisting of:

Natalia Vladimirovna Boyarskikh
Lyubov Aleksandrovna Greseva
Vladimir Vladimirovich Kozin
Irina Viktorovna Prokofyeva
Kirill Viktorovich Frolov

has performed an audit of the annual financial accounts for the year 2003.

The audit was carried out from April 12 to April 30, 2004 in the following directions:

- reliability of data contained in the Company's annual report and annual financial accounts for the year 2003;
- procedures of accounting record keeping and presenting financial accounts for 2003.

General information

Full registered name	Public Joint-Stock Company "Southern Telecommunications Company"
Abbreviated name	"UTK" PJSC
Seat	66, Karasunskaya St., Krasnodar, Krasnodar Territory, 350000
Postal address	66, Karasunskaya St., Krasnodar, Krasnodar Territory, 350000
State registration	Certificate № 494 A series of 20 May 1994 granted by the Krasnodar City Registration Chamber to "Kubanelectrosvyaz" PJSC and registration of "Southern Telecommunications Company" PJSC of June 28,2001.
Persons responsible for the Company's financial and business operation during the period under audit:	Vladimir Lukich Gorbachev (till 25 December 2003) – General Director Ivan Fyodorovich Ignatenko (from 25 December 2003) – General Director Svetlana Gennadievna Fefilova (till 3 February 2003)– Chief Accountant Tatyana Viktorovna Rusinova (from 3 February 2003)– Chief Accountant
	General Shareholders' Meeting is the Company's supreme governing body. Board of Directors headed by Chairman acts as the Company's supreme governing body during intervals between the Meetings. Management Board headed by General Director is "UTK" PJSC executive organ.

The present audit revealed the following:

The present audit proved the conformity of the Company financial and business operations with Civil Code of the Russian Federation, Tax Code of the Russian Federation and other applicable legislation of the Russian Federation.

Preparation of the statutory accounting reports of "Southern Telecommunications Company" PJSC met the requirements of the Federal Law No 129-FZ of November 21, 1996 «On Accounting» (Amended and Restated), Regulations on Accounting approved by the Order of the Ministry of Finance of the Russian Federation №34n of July 29, 1998, Order of the Ministry of Finance of the Russian Federation №43n of July 06, 1999 "On approving Regulations on accounting " Accounting reports of an enterprise" (PBU 4/99), Order of the Ministry of Finance of the Russian Federation № 67n of July 22, 2003 "On the forms of financial accounts of enterprises".

The audit was made on a sample basis, and comprised test-based study of proofs supporting the values and exposure of information on the business activities in the financial accounts.

In the audited period the corporate integrated system of bookkeeping "SINKOPA - BUKHUCHYOT-1" was being introduces in the branches of the Company. The said system is not certificated. This system presupposes repeated input of system commands as well as manual corrections. There is a risk of data distortion during manual input of information.

Except for the abovementioned facts, the Company's Auditing Commission has not revealed serious violations of the established procedures of bookkeeping and preparation of statutory accounting reports which might influence significantly the reliability of the financial accounts.

Financial accounts of "Southern Telecommunications Company" PJSC present full and objective information on its financial and business operations and performance results, necessary for efficient management and control as well as for its presentation to investors, suppliers, customers, creditors, tax and financial authorities, banks and other interested organizations and persons.

Conclusion

In the opinion of the members of the Auditing Commission financial accounts of "Southern Telecommunications Company" PJSC are prepared in the way to present, in all material respects, the assets and liabilities of "Southern Telecommunications Company" PJSC as of 31 December 2003 and its financial results for the year 2003 in compliance with the Federal Law "On Accounting" No. 129-FZ of November 21, 1996 and the normative documents of the Ministry of Finance of the Russian Federation (Orders № 34n of 29.07.98 (amended and restated), № 43n of 06.07.99, № 67n of 22.07.2003).

Chairman of the Auditing Commission I.V. Prokofyeva

Members of the Auditing Commission

N.V. Boyarskikh

L.A. Greseva

V.V. Kozin

K.V. Frolov

Information about the Auditor

Full registered name: ***CJSC «Ernst and Young Vneshaudit»***

Location: Building 1-1A, 20/12, Podsosenskiy per., Moscow 103062 Russian Federation.

State registration: № 033.468 of 1027739199333 series, issued by Moscow Registration Chamber on August 30, 1994.

License for audit services including general and bank audit as well as audit of insurance companies, funds and exchanges № E003246, stated by the Order №9 of Ministry of Finance of the Russian Federation on January 17, 2003, period of validity - 5 years

BALANCE SHEET

		CODES
	Form № 01 по ОКУД	0710001
	Date (yearд, month, number)	
Region		
Company "Southern telecommunications company" PJSC	to OKPO	
Tax-payer's identification number	INN	
Kind of activity:	to OKDP	
legal- organizational form / property form	to OKOPF/OKFS	
Unit of measurement :	to OKEI	**384**
Location:		
	Date of statement	
	Date despatched	

ASSETS	Line-code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
I. LONG-TERM ASSETS			
Intangible assets	110	1 612	1 326
Fixed assets	120	14 031 963	20 876 746
unfinished construction	130	953 666	3 833 096
Income yielding property investment,	135		
Long-term financial investments	**140**	388 657	390 398
including:			
investment in subsidiaries	141	274 078	327 231
inv[illegible]ent in affiliates	142	55 076	34 991
investment in other companies	143	20 411	14 497
loans granted to companies for a term of over 12 months	144	39 092	13 679
other long-term financial investments	145	81 207	107 343
Other non-current assets	150	196 869	948 165
Total for Section I	**190**	15 653 974	26 157 074

ASSETS	Line-code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
II.CURRENT ASSETS			
Inventories and expenses	**210**	577 062	1 080 286
including:			
raw materials, auxiliary and other similar assets	211	502 989	847 918
Expenses on unfinished production	213	188	84

finished products and merchandies	214	40 629	42 217
shipped products	215		
prepaid expenses	216	33 255	189 274
other inventories and expenses	217	1	793
VAT on acquired tangibles	220	498 763	1 922 618
Accounts receivable (with payments expected not later than 12 months after the reporting date) including:	**230**	6 244	42 256
buyers and customers	231		
notes receivable	232	682	25 403
other receivables	233	5 562	16 853
Accounts receivable (with payments expected not later than 12 months after the reporting date) including:	**240**	1 139 338	1 463 861
buyers and customers	241	811 532	899 648
notes receivable	242	98 154	242 802
other receivables	243	229 652	321 411
Short-term financial investments	250	12 207	35 321
Cash	260	206 226	268 197
other current assets	270	91	412
Total for section II	**290**	2 439 931	4 812 951
BALANCE (sum of lines 190+290)	**300**	18 093 905	30 970 025

LIABILITY	**Line-code**	**At the beginning of the reported period**	**At the end of the reported period**
1	**2**	**3**	**4**
III. CAPITAL AND RESERVES			
Charter capital	410	1 297 779	1 297 779
Additional capital	420	5 760 510	5 724 394
Reserves	430	63 260	64 889
Buyout from shareholders	440		
Retained profit of past years	460	4 688 174	4 326 043
Retained profit (loss) of reported period	470	X	1 080 437
TOTAL for section III	**490**	11 809 723	12 493 542
IV. LONG_TERM LIABILITIES			
Loans and credits including:	**510**	298 853	4 772 416
bank credits to be repaid in over 12 months from the reporting date	511	238 851	4 719 044
loans to be repaid in over 12 months from the reporting date	512	60 002	53 372
postponed tax liabilities	515	65 288	248 142
Other long-term liabilities	520	1 035 192	3 178 547
TOTAL for section IV	**590**	1 399 333	8 199 105
V. SHORT-TERM LIABILITIES			
Loans and credits including:	**610**	1 160 487	5 371 906
Bank credits to be repaid in over 12 months	611	1 036 264	3 620 965

from the reporting date	612	124 223	1 750 941
Accounts payable	**620**	3 312 178	4 491 362
including: suppliers and contractors	621	2 329 934	3 273 078
notes payable	622	214 181	325 256
wages to employeers	623	143 147	182 429
debts to state non-budget funds	624	61 129	88 149
Debt to budget	625	256 860	102 852
other payables	626	306 927	519 598
Overdue income payments to shareholders (founders)	630	204 824	141 214
Defered income	640	207 360	272 896
Reserves for future expenses and payments	650	X	X
Other short-term liabilities	660	X	X
TOTAL for section V	**690**	4 884 849	10 277 378
BALANCE (sum of lines 490+590+690)	**700**	18 093 905	30 970 025

Description	Line-code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
Leased fixed assets	900	348 249	662 331
including leasing	901	140 812	77 378
Goods and other tangibles in custody	902	14 104	28 546
Goods accepted on commission	903		
Debt of insolvent debtors written off as losses	904	135 318	167 093
Security of liabilities and payments received	905		
Security of liabilities and payments given	906	2 848 312	8 657 055
Deterioration of housing facilities	907	12 077	10 846
Deterioration of external buildings and other similar facilities	908		1 251
Forms of reporting under strict control and accountability	909	25 147	65 204

Description	Line-code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
Net assets	1 000	12 017 083	12 766 438

General Director _____________ **I.F. Ignatenko**_______ **Chief Accountant**___ **T.V.Rusinova**

(signaturee) (signatures)

"____"_____________г.

PROFIT AND LOSS STATEMENT

	CODES
Form № 02 to OKUD	0710002
Date (year, month)	
to OKPO	
INN	
toOKDP	
to OKOP/OKFS	
toOKOP/OKFS	384

FOR THE YEAR 2002

Region

Company

Tax payer's identification number

Kind of activity

legal- organizational form / property form

Unit of measurement :

Date of statement	
Date despatched	

Description	Line code	For the reported period	For the reported period of last year
1	2	3	4
I. Profits and Losses from usual activity			
Net revenue from sales (with the exeption of VAT, excises and other mandatory payments)	010	13 506 587	10 531 981
including: communication service	011	13 222 688	10 191 012
Cost price of goods, service sold	020	10 452 947	8 022 787
including: communication service	021	10 231 580	7 774 370
Gross profit	**050**	3 053 640	2 509 194
II. Operating profit and losses			
Interest income	060	10 452	6 448
Interest expensses	070	547 226	181 892
Income from participation in other enterprises	080	167 146	8 746
Other operating income	090	314 571	1 424 825
Other operating expenses	100	723 613	644 357
III. Non-sales profit and losses			
Non-sales income	120	167 472	215 435
Non-sales expenses	130	777 358	1 064 002
Profit (loss) before taxication (lines 050+060-070+080+090-100+120-130)	**140**	1 665 084	2 274 397
Income tax charges (lines 151+152-153)	**150**	-577 601	-653 384
Deferred tax liabilities	151	182 853	65 288
Deferred tax assets	152	26 136	81 207
Profit tax to payment in reported period	153	420 884	669 303
Profit (loss) from activities	**160**	1 087 483	1 621 013
IV. Extraordinary profits and losses			
Extraordinary profits	170	268	62
Emergency losses	180	7 314	43 241

Description	Line code	For the reported period	For the reported period of last year
1	2	3	4
Net profit (retained profit (loss) of the reported period) (lines 160+170-180)	190	1 080 437	1 577 834
REFERENCE DATA Conditional income tax charge (benefit)	201	399 619	545 855
Fixed tax liabilities	202	321 221	250 268
Fixed tax assets	203	143 239	142 739

Description	Line code	For the reported period	For the reported period of last year
1	2	3	4
Base income (loss) per share	301		
Deluted income (loss) per share	302		

INTERPRETATION OF SEPARATE PROFIT AND LOSSES

Description	Line code	For the reported period		For the reported period of last year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties, forfeits acknowledged or according to judgments on award of damages	401	4 337	55 723	8 160	30 932
Profit (loss) of past years	402	46 418	82 091	62 156	197 661
Damages caused by non-execution or improper execution of obligations	403	1 273	195	2 389	439
Exchange rate differences when operating with foreign currency	404	146 509	229 662	16 910	299 138
Cost reduction of inventories at the end of the reported period	405	X	220 180	X	420 273
Writing off accounts receivable and accounts payable with expired limitation period	406	5 704	2 666	20 694	23 025

General Director ______________ **I.F. Ignatenko**_______ **Chief Accountant**_______ **T.V.Rusinova**

(signaturee) (signatureь)

"____"______________г.

CASH FLOW STATEMENT

FOR THE YEAR 2003

	CODES
Form № 02 to OKUD	0710004
Date (year, month)	
to OKPO	
INN	
to OKDP	
to OKOPF/OKFS	
to OKEI	384

Region

Company "Southern telecommunications company" PJSC

Tax payer's identification number

Kind of activity:

Legal-Organizational form /property form

Unit of measurement :

Description	Line code	For the reported period
1	2	3
1.Opening cash balance (the Company)	**010**	206 220
CURRENT ACTIVITY **Cash inflow - total**	**020**	17 184 258
from buyers and customers	021	15 411 490
Non-sales income	022	1 772 768
Cash expenses -total	**030**	14 819 796
payments for goods, works, service, raw materials and others current assets	031	4 359 548
salaries	032	3 111 120
interest payments	033	507 038
budgetary payments	034	3 942 622
other payments	035	2 899 468
Net Cash flow from current activity	**040**	2 364 462
INVESTMENT ACTIVITY **Cash inflow - total**	**050**	293 882
revenue from selling fixed assets and other property	051	24 974
inflow from redemption and selling of securities, interest under financial investments and other financial investments	052	10 000
dividend payments, income from financial investments	053	161 130
interests	054	8 425
redemption of loans given to other companies	055	22 100
other income from investment activity	056	67 253
Cash expenses -total	**060**	9 415 753
buying and construction of fixed assets and other property	061	8 322 273
buying stocks and interests	062	60 020
buying debt securities and other financial investments	063	4 020
loans given	064	32 613
other expenses on investment activity	065	996 827

Description	Line code	For the reported period
1	2	3
Net Cash flow from invesment activity	**070**	-9 121 871
FINANCIAL ACTIVITY		
Cash inflow - total	**080**	11 805 186
credits and loans received	081	11 679 215
other cash inflow from financial activity	082	125 971
Cash expenses -total	**090**	4 985 800
repayments of credits and loans (without interest)	091	4 018 182
repayments on financial leasing	092	473 083
dividend payments	093	434 067
other expenses from financial activity	094	60 468
Net Cash flow from financial activity	**100**	6 819 386
Net Cash flow increase (decrease)	**110**	61 977
4.Oclosing cash balance	**120**	268 197
Exchange rate differences when operating with foreign currency	130	-6

General Director _____________ **I.F. Ignatenko**_____ **Chief Accountant**_______ **T.V.Rusinova**

(signaturee) (signatureь)

"____" ______________г.

CAPITAL FLOW STATEMENT

FOR THE YEAR 2003 FORM № 03 to OKUD | 0710003

Date (year, month)

REGION

Company	"Southern telecommunications company" PJSC	to OKPO	
Tax payer's identification number		INN	
Kind of activity		to OKDP	
Legal-Organizational form /property form		to OKOPF/OKFS	
Unit of measurement :		to OKEI	384

Description	Line code	Charter capital	Additional capital	Reserve fund	Retained profit (loss)	Total
1	2	3	4	5	6	7
The residue on the 31.12.2001	100	506 143	1 406 091	47 260	816 450	2 775 944
The 2002 year						
Changes in the accounting policy	101	X	X	X		
reappraisal of fixed assets	102	X		X		
others	103	X		X		
The residue on the 01.01.2002	104	506 143	1 406 091	47 260	816 450	2 775 944
Capital Change:	200		-67 774	16 000	1 323 699	1 271 925
Result of recount of foreign currencies	201	X		X	X	
Net profit (loss) of the reported period	202	X	X	X	1 561 915	1 561 915
Dividends	203	X	X	X	-289 990	-289 990
deductions to reserve fund	204	X	X	16 000	-16 000	
additional issue of shares by own capital	205			X		
Increase of par value of shares	206			X		
Capital Change from fixed assets retirement	207	X	-67 774	X	67 774	
others	208					
Capital increase due to:	210	791 661	2 876 990		2 538 127	6 206 778
additional issue of shares (buyout by shareholders)	211			X	X	
reorganization of legal person	212	791 661	2 876 990		2 538 127	6 206 778
others	213					
Capital decrease due to:	220	-25	-31		-6 021	-6 077
decrease of shares in circulation	221	-25	X	X		-25
Decrease of par value of shares	222		X	X	X	
reorganization of legal person	223					
others	224		-31		-6 021	-6 052
The residue on the 31.12.2002	300	1 297 779	4 215 276	63 260	4 672 255	10 248 570
The 2003 year						
Changes in the accounting policy	301	X	X	X		
reappraisal of fixed assets	302	X	1 545 234	X		1 545 234
others	303	X		X	15 919	15 919
The residue on the 01.01.2003	304	1 297 779	5 760 510	63 260	4 688 174	11 809 723
Capital Change:	400		-36 116	1 629	718 306	683 819
Result of recount of foreign currencies	401	X		X	X	
Net profit (loss) of the reported period	402	X	X	X	1 080 437	1 080 437
Dividends	403	X	X	X	-396 618	-396 618
deductions to reserve fund	404	X	X	1 629	-1 629	
additional issue of shares (buyout by shareholders)	405			X		
Increase of par value of shares	406			X		
Capital Change from fixed assets retirement	407	X	-36 116	X	36 116	
others	408					

Description	Line code	Charter capital	Additional capital	Reserve fund	Retained profit (loss)	Total
1	2	3	4	5	6	7
Capital increase due to:	410					
additional issue of shares (buyout by shareholders)	411			X	X	
reorganization of legal person	412					
others	413					
Capital decrease due to:	420					
decrease of shares in circulation	421		X	X		
Decrease of par value of shares	422		X	X	X	
reorganization of legal person	423					
others	424					
The residue on the 31.12.2003	500	1 297 779	5 724 394	64 889	5 406 480	12 493 542

Description	Line code	Opening balance at the beginning of the reported year	Received	Repaid	Closing balance at the end of the reported period
1	2	3	4	5	6
Reserves formed according to founding documents					
Reserve fund					
for the year 2002	601	100 536	46 738	84 014	63 260
[illegible]e year 2003	602	63 260	1 629		64 889
Reserves formed according to founding documents					
Special shareholder fund of the Company's employees					
for the year 2002	603	591	85	676	
for the year 2003	604				
Esteemated reservers:					
Bad debt reserves					
for the year 2002	605	6	292 417	104 386	188 037
for the year 2003	606	188 037	192 627	125 989	254 675
Reserves on devaluation of financial investments					
for the year 2002	607				
for the year 2003	608		48 234		48 234
Reserves on depreciation of material assets					
for the year 2002	609				
for the year 2003	610				
Reserves on deferred expenses:					
Reserves on conditional liabilities					
for the year 2002	611				
for the year 2003	612				

General Director _____________ **I.F. Ignatenko**______ **Chief Accountant T.V.Rusinova**

(signaturee) (signatures)

"____"______________г.

ANNEXES TO THE BALANCE SHEET

FOR THE YEAR 2003

			CODES
		Form № 02 to OKUD	0710005
		Date (year, month)	
Region			
Company	"Southern telecommunications company" PJSC	to OKPO	
Tax payer's identification	2 308 025 192	INN	
Kind of activity:		to OKDP	
Legal-Organizational form /property form		to OKOPF/OKFS	
Unit of measurement :	ths RUR	to OKEI	384

Description	Line code	At the beginning of the reported period	Put in operation	Retired	At the end of the reported period
1	2	3	4	5	6
Objects of intellectual property (exclusive rights for intellectual property results)	101		2 132		2 132
including: patenter holder for invention, industrial model, utility model	102				
holder of right for software, data base	103		2 042		2 042
owner for trade mark, service mark, name of the goods' origin	104		90		90
other	105				
Miscellaneous	106	2 049		2 049	
Total	**110**	2 049	2 132	2 049	2 132

Description	Line code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
Depreciation of intangible assets - total	**120**	437	806
including: patenter holder for invention, industrial model, utility model	121		
holder of right for software, data base	122		804
owner for trade mark, service mark, name of the goods' origin	123		2
other	124	437	

Description	Line code	At the beginning of the reported period	Put in operation	Retired	At the end of the reported period
1	2	3	4	5	6
Buildings	201	4 010 036	439 378	36 830	4 412 584
Facilities	202	6 508 258	2 497 091	14 981	8 990 368
Machines and equipment	203	10 095 097	4 457 391	141 502	14 410 986
Vehicles	204	311 242	122 594	5 025	428 811
Computers and office equipment	205	344 680	245 136	12 067	577 749
Housing stock	206	29 349	8 913	1 671	36 591

Other types of fixed assets	208	488 480	446 856	22 217	913 119
Total	**210**	21 787 161	8 217 359	234 293	29 770 227

Description	Line code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
Depreciation of fixed assets total	**220**	7 755 198	8 893 481
including: Production buildings	221	1 152 423	1 190 431
Constructions and transfer facilities	222	2 902 700	3 136 205
Machines and equipment	223	3 271 690	3 940 778
Vehicles	224	156 122	185 802
Computers and office equipment	225	87 910	162 679
Other objects	226	184 353	277 586

Description	Line code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
Fixed assets from line 210 *subleased - total*	**230**	111 165	31 346
including: Production buildings	231	28 388	27 305
Constructions and transfer facilities	232	51	905
Machines and equipment	233	79 740	
Vehicles	234	2 968	3 120
Other objects	235	18	16
Fixed assets from line 210 laid-up	240		10 798

REFERENCE DATA	Line code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
***Indexing result according to* reappraisal of fixed assets:**	**250**	1 545 234	X
initial cost	251	2 156 182	X
depreciation charge	252	-610 948	X
Fixed assets taken for rent	**260**	348 249	662 331
including: Production buildings	261	104 463	454 742
Constructions and transfer facilities	262	102 541	121 512
Machines and equipment	263	103 001	75 219
Vehicles	264	250	602
Other objects	265	37 994	10 256
Real estate put into operation and being under the state registration	270	30 718	124 541

Description	Line code	At the beginning of the reported period	Put in operation	Retired	At the end of the reported period
1	2	3	4	5	6
Property for lease	301				
Property for rent	302				
other	303				
Total	**310**				

Description	Line code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
Depreciation of lucrative investments in material valuables	311		

4.R&D and technological expenses

Description	Line code	At the beginning of the reported period	Put in operation	Retired	At the end of the reported period
1	2	3	4	5	6
Total	400				

Reference	Line code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
Amount of expenses on unfinished R&D and technological works	401		

Reference	Line code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
Amount of expenses related to usual business activity	402		121
The amount of unprofitable expenses on R&D and technological works included in non-sales expenses	403		

Description	Line code	Long-term		Short-term	
		At the beginning of the reported period	At the beginning of the reported period	At the beginning of the reported period	At the beginning of the reported period
1	2	3	4	5	6
Stake in chartered capitals of other companies - total	501	349 566	376 719	110	
including: subsidiaries anddependent companies	502	329 154	362 222		
state, municipal and other organizations	503	276			
bills of exchange	504	97		1 478	1 258
Loans given	505	10 000	13 679		10 000
Deposits	506			10 616	
Others	507	28 718		3	24 063
Total	**510**	388 657	390 398	12 207	35 321
Including financial investments present market value: Stake in chartered capitals of other companies - total	511				
including: subsidiaries anddependent companies	512				
state, municipal and other organizations` bonds	513				
bills of exchange	514				
Others	515				
Total	**520**				
Reference: Result of value changes of financial investments priced on market basis	521				

6. Expenses from usual business activity (on expenses items)

Description	Line code	For the 2003 year	For the 2002 year
1	2	3	4
Material expenses	601	3 318 891	2 575 839
Wages expenditures	602	3 530 154	2 631 018
Social costs	603	1 094 400	878 350
Depreciation	604	1 070 538	708 157

Others	605	1 438 964	1 229 423
Total on item expenses	**610**	10 452 947	8 022 787
Balance change (increase[+], decrease [-]): unfinished production	621	103	39
reserves of future expenditures	622	156 018	-17 869

Description	**Line code**	**At the beginning of the reported period**	**At the end of the reported period**
1	2	3	4
Securities received - total	**710**		
including: bank's garantees	711		
guarantees of third parties	712		
bills of exchange	713		
property in pledge	**714**		
including: objects of fixed assets	715		
securities and other financial investments	716		
other property	717		
others	718		
Securities given - total	**720**	2 848 312	8 657 055
guarantees of third parties	721		
bills of exchange	722	48 889	
property in pledge	723	2 799 423	8 657 055
including: objects of fixed assets	724	2 793 992	8 657 055
securities and other financial investments	725	5 431	
other assets	726		
others	727		

Description	**Line code**	**At the beginning of the reported period**	**At the end of the reported period**
1	2	3	4
Assets received from budget - total	**810**	4 699	184
including: For capital expenditures purposes	811	4 509	
For current expenses financing	812	190	184

Description	**Line code**	**At the beginning of the reported period**	**Put in operation**	**Retired**	**At the end of the reported period**
1	2	3	4	5	6
Loans from budget - total	**820**				
including: For capital expenditures purposes	821				
For current expenses financing	822				

General Director ____________ ***I.F. Ignatenko***______ ***Chief Accountant***________ ________ ***T.V.Rusinova***

(signaturee) (signature)

"____"_____________г.

Explanatory notes

to accounting reports of

“Southern Telecommunications Company” PJSC

for the year 2003

1. Table of Contents

2. General Information

Public Joint Stock Company "Southern Telecommunications Company", abbreviated name – "UTK" PJSC, tax payer's number – 2308025192 (hereinafter – "the Company") was registered on May 20, 1994 by the Registration Chamber of Krasnodar under registration number # 186-p. The stuff of the Company amounted to 42014 people as of 31.12 2003 (42970 people as of 31.12 2002). The Company was registered at the address: 66, Karasunskaya Street, Krasnodar, 350 000.

Main activities under granted licenses are the following:

- Development and use of telecom services;
- Provision of services of local and zonal telephony;
- Provision of services of long-distance and international telephony;
- Provision of services of cellular radio telephony;
- Provision of mobile wireless communication services (Altai-type);
- Provision of personal radio call system services (paging);
- Provision of radial and zonal network services (trunking)
- Transmission of sound programs via wired radio broadcasting;
- Leasing physical lines, communication channels and tracks, including broadcasting channels;
- Provision of telemetric services;
- Data transmission services;
- Provision of telegraph services (including "telegram" and AT/Telex network services);
- Provision of services of intelligent telecommunications;
- Provision of services of on-air and cable television, transmission of sound and television programs, transmission of supplementary information;
- Other services.

"Registrator-Svyaz" CJSC is **the Company's Registrar** .

Address:

27 Presnenskiy Val

Moscow 123557

Russia

License №: 10-000-1-00258 of October 1, 2002. The license is permanent.

"Ernst and Young Vneshaudit" CJSC is the **Company's Auditor**.

Address:

20/12 Podsosenskiy Lane

Moscow 103062

Russia

The license (№E003246) for audit activity, including general and bank audit and audit of insurance companies, funds and stock exchanges is approved by the Order of the RF Ministry of Finance of January 17, 2003 № 9 for the period of five years (expiration date January 17, 2008).

The Board of Directors includes:

Chairman of the Board of Directors:

Belov V.E.	– Deputy General Director, "Svyazinvest" OJSC

Members of the Board of Directors:

S.P. Avdiyants	– Executive Director - Director of the Department for Economic and Tariff Policy, "Svyazinvest" OJSC
M.B. Vasilyev	–Head of the Representative Office of "NCH Advisors Inc."
I.V. Volkovyskiy	– Head of the Administrative Board of the Presidential Plenipotentiary in the Southern Federal District
V.L. Gorbachev	– General Director of "UTK" PJSC up to December 11, 2003
D.V. Kulikov	– Expert, Investor Protection Association, "Svyazinvest" OJSC
A.L. Merzlenko	– Vice-President, "Renaissance - Capital" Ltd
S.N. Panchenko	– Deputy General Director, "Svyazinvest" OJSC
G.A. Romsky	– Deputy General Director, "Svyazinvest" OJSC
I.P. Ukhina	– Deputy Director, Department of Corporate Management, "Svyazinvest" OJSC
A.A. Shchepilov	– Chief specialist, Securities Department, "Svyazinvest" OJSC

Amount of remuneration paid to the Board of Directors is RUR 12799328.

Management Board of "Southern Telecommunications Company" PJSC, appointed by the Company's Board of Directors includes the following members:

V.L. Gorbachev	– General Director of "UTK" PJSC up to December 11, 2003
A.V. Apaljko	– Deputy General Director - Director of "Sochielectrosvyaz", "Kubanelectrosvayz" branch
L.I. Devyatkina	– Deputy Director - Head of Department of Capital Investments "Svyazinvest" OJSC
I.F. Ignatenko	– Deputy General Director – Director of the branch "Kubanelectrosvayz" up to December 25, 2003, General Director of "Southern Telecommunications Company" PJSC since December 25, 2003
L.M. Izyurjev	– Deputy General Director - Director of the branch "Volgogradelectrosvyaz"
B.K. Kozhiev	– Deputy General Director - Director of the branch "Sevosetinelectrosvyaz"
V.A. Kruzhkov	– Deputy General Director, "Southern Telecommunications Company" PJSC

S.V. Korotenko	– Deputy General Director, "Southern Telecommunications Company" PJSC. Since January 19, 2004 Deputy General Director of "Southern Telecommunications Company" PJSC and Director of the branch "Kubanelectrosvayz"
A.A. Litvinov	– Deputy General Director, "Southern Telecommunications Company" PJSC
A.M. Malova	– Deputy General Director, "Southern Telecommunications Company" PJSC
E.N. Poyarkov	– Deputy Director of Security Department, "Svyazinvest" OJSC
A.P. Prachkin	– Deputy General Director - Director of the branch "Svyazinform"Astrakhan region"
A.M. Roitblat	– Deputy General Director - Director of the branch "Electrosvyaz" Stavropol Territory"
T.V. Rusinova	– Chief Accountant, "Southern Telecommunications Company" PJSC
V.A. Statuev	– Deputy General Director, "Southern Telecommunications Company" PJSC
S.G. Fefilova	– Deputy General Director, "Southern Telecommunications Company" PJSC
S.N. Kharchenko	– Deputy General Director, "Southern Telecommunications Company" PJSC
Ya.Kh. Chinazirov	– Deputy General Director - Director of the branch "Electrosvyaz of Adygeia Republic"
B.K. Shukhostanov	– Deputy General Director - Director of the branch "KabBalktelecom"

Amount of remuneration paid to the Management Board is RUR 46377773.

Members of the Auditing Commission are:

N.V. Boyarskikh	– Chief accountant of the branch "Kubanelectrosvayz"
L.A. Greseva	– Chief specialist of the Department of Internal Audit and Economic Analysis, "Svyazinvest" OJSC
V.V. Kozin	– Head of the Department of Direct Investments and Property, "Svyazinvest" OJSC
I.V. Prokofyeva	– Head of the Department of Internal Audit Economic Analysis, "Svyazinvest" OJSC
K.V. Frolov	– Chief specialist of the Department of Internal Audit and Economic Analysis, "Svyazinvest" OJSC

Amount of remuneration paid to the Auditing Commission is RUR 2381096.

3. MAIN REGULATIONS OF ACCOUNTING POLICY

Basis of Accounting Report

The accounting report is compiled according to the rules of book keeping and accounting operative in the Russian Federation and established by the Federal law "About book keeping" and by the Accounting Regulations (approved by the RF Ministry of Finance).

Assets and Liabilities in Foreign Currency

When accounting business transactions in foreign currency, the official rate of foreign currency to RUR as of the date of the effecting the transaction was applied. Assets and liabilities in foreign currency are recorded in the accounting report in amounts calculated on the basis of the official RUR rate operative on December 31, 2003. The rate amounted to RUR 29,45 per USD 1.

The rate differences occurred within the year in transitions with assets and liabilities and after the conversion of foreign currency as of the reporting date are attributed to profits and losses.

Short-term and Long-term Assets and Liabilities

In the accounting reports the assets (liabilities) are referred to as short-term assets (liabilities) if their maturity doesn't exceed 12 months after the reporting date. The other assets (liabilities) are represented in the accountancy as long-term ones.

Intangible assets

The intangible assets include the exclusive right to the computer program and the right of use a trade mark.

The amount of depreciation costs on the intangible assets is calculated by linear method on the basis of the following useful service life:

Rights to computer programs	5-10 years.
Rights to trade mark	10 years.

Intangible assets are accepted for accounting on their initial cost less depreciation costs accumulated for the whole period of use.

Fixed Assets

The fixed assets include buildings, constructions, equipment, vehicles, computers, office equipment, land, machines and other objects with service life over 12 months, used for rendering services and production or for administrative needs of the Company and capable of providing economic profits.

In the accountancy the fixed assets are shown according to their initial cost.

The reappraisal of fixed assets has been effected according to the group of the building as of January 1, 2003.

The initial cost and accumulated wear have increased by RUR 2156179 and RUR 610945 respectively.

The fixed assets are accepted for accounting according to their initial (recovery) cost less accumulated depreciation costs.

The amount of depreciation costs on the fixed assets is calculated by linear method based on the initial or current (recovery) cost (in case of reappraisal) of the object of the fixed assets and depreciation rates according to useful service life of the object:

Production buildings	-	from 30 to 100 years
Constructions and transfer facilities	-	from 5 to 20 years
Telecommunication equipment	-	from 5 to 10 years
Vehicles	-	from 3 to 15 years
Computers and office equipment	-	from 3 to 5 years
Other objects	-	from 1 to 10 years

The depreciation costs on land and objects of housing resources were not calculated.

The objects of fixed assets with the cost under 10000 rubles per unit as well as books, brochures and similar editions are written off on production expenses (sales expenses) in the process of their supply to production or operation (Account 02 "Depreciation of fixed assets").

Interest on credits calculated before the acceptance of the objects of fixed assets for accounting and attracted for the financing acquisition (construction) of these objects is included in their initial cost. Interest calculated after the acceptance of the objects of fixed assets for accounting is reflected in the Income Statement as part of operation costs.

The depreciation costs on fixed assets received under finance leasing contracts and accepted for accounting as a part of fixed assets of the Company are calculated by linear method according to the useful service life equal to leasing contract period.

Expenses for all kinds of repair are included in the cost of the reporting period when they have been made.

The reserve of outstanding expenses for the repair of fixed assets is not established.

Inventory Resources

The value of inventory resources includes actual expenses for their acquisition or manufacture.

The assessment of decreasing inventory resources (except precious metals) is effected by average cost and by the cost of each unit of precious metals.

Financial Investments

Financial investments, on which the current market cost is not determined, are reflected in the accounting balance on their initial cost.

Financial investments, on which at the end of 2003 the steady significant reduction of cost is registered, are shown in the balance less the established reserve under depreciation of financial investments. The amount of the reserve is attributed to the increase of operation costs.

Charges of Future Periods

The charges made by the Company during the reporting year, but referred to the next reporting periods are reflected as charges of future periods. These charges are properly written off at regular intervals during the periods they are related to.

Indebtedness of Buyers and Customers

Indebtedness of buyers and customers is reflected in the accountancy including VAT paid to the budget after repayment of accounts receivable and is defined according to the prices established by contracts between the Company and buyers (customers) taking into consideration all discounts (extra charge) given by the Company. The indebtedness unreal to collection was written off from the balance as it was recognized unreal.

Indebtedness that was not paid off on time established by contracts, and was not provided with corresponding guarantees is shown in the accountancy less reserves on doubtful debts.

The amount of reserve is defined separately on each debt on the basis of the inventory according to the solvency of the debtor and probability of debt repayment.

As the individual analysis of each doubtful debt on communication services at telecom companies is impossible in view of a big number of subscribers, the reserve was established in the amount of 100 % of the sum of the debt on all outstanding debts on communication services which payment as of the date of the establishment of the reserve was delayed for 90 days or more. The reserve was not established on debts which payment was delayed less than for 90 days.

Part of the accounts receivable of the Company is from the state institutions and other budget organizations. The possibility of recovery of these accounts receivable depends upon certain political and the economic factors accounted for by the Company when establishing the reserve on doubtful debts.

Reserves on doubtful debts are attributed to the increase of transaction costs.

Additional and Reserve funds

The additional funds are formed due to the increment of value of the fixed assets determined during reappraisal, and also due to the issue income received as a result of the sale of the Company's shares at the price exceeding their face-value (exclude the unnecessary).

The Company establishes the reserve funds for covering losses, which are not determined particularly, but can take place in economic circulation. The reserve funds are established due to the net profit of the Company.

Dividends for payment are acknowledged as liabilities and are subtracted from the sum of the funds as of the reporting date. Dividends are shown in the accountancy only in the event that they are declared before the reporting date inclusive.

Credits and Loans received

The Company transfers the long-term indebtedness on credits and loans received into the short-term indebtedness when under the terms of the loan and/or credit there remains 365 days till the recurrence of the debt principal sum.

The inclusion of additional expenses associated with the reception of credits and loans, placement of loan liabilities is executed during the reporting period when the said expenses have been effected.

Under the loans received in monetary form and attracted by means of issuing bills of the Company, the amount of the discount (percent) liable to payment to a holder is included in operation costs at the moment of issue of bills.

Under the loans received in money terms and attracted by means of issuing bonds of the Company, the amount of the profit liable to payment to a creditor is included in operation costs during reporting periods to which the given costs are related according to contract terms (issue).

Payments under Profit Tax

The deferred tax assets and liabilities under the profit tax payable during the next reporting periods are calculated and reflected in the accountancy for the year 2003. In 2002 the deferred taxes were not determined.

The deferred tax assets and liabilities are calculated according to the temporal differences, which represent profits and losses making up accounting profit (loss) in one reporting period, and taxation base under the profit tax in – other reporting periods.

The deferred tax assets are the part of the deferred profit tax that should decrease the profit tax payable to the budget in the next reporting period or in the subsequent reporting periods. The deferred tax assets are determined by means of application the profit tax rate (established by the RF legislation on taxes and fees) to temporal differences of the reporting period that are due to deduction.

The deferred tax liabilities are the part of the deferred profit tax that should increase the profit tax payable to the budget in the next reporting period or in the subsequent reporting periods. The deferred tax liabilities are determined by means of application the profit tax rate (established by the RF legislation on taxes and fees) to taxable temporal differences of the reporting period.

The current profit tax is the tax for taxation calculated according to requirements of the Chapter 25 of the RF Tax Code and determined in the accountancy according to the amount of the conditional profit tax corrected according to the sums of constant tax assets and liabilities, and also the deferred tax assets and liabilities of the reporting period.

The current profit tax is approved for accounting as liabilities to the budget equal to the outstanding profit tax.

The conditional cost (income) of the profit tax is calculated by means of multiplication the accounting profit (loss) by the profit tax rate, established by the RF legislation on taxes and fees.

Overpayments on the profit tax to budgets of subjects of the Russian Federation and local territorial budgets are included into accounts receivable.

The order of establishing profit

The profit of the Company is divided into the profit received from primary activity and other profit (operating, non-sales and extraordinary).
The proceeds from sales and rendering services is determined by calculation, i.e in the process of rendering services, and are reflected in the accountancy less VAT, sales tax, customs duties and discounts granted to buyers.

Proceeds of production on condition of barter is determined on the cost of values, taken or to be taken by the Company, calculated according to prices, to which the Company is determining the cost of similar values in comparable conditions.

Profits form Company's assets leasing are related to profits of ordinary types of activities.

Dividends in structure of other profits are accepted as announced.

The order of establishing expenses

Expenses, depending on their character and trends of activities are divided into the expenses for ordinary kinds of activities and other expenses (operating, non-sales and extraordinary expenses).

Expenses for ordinary kinds of activities are accepted for accountancy in the amount expressed in monetary form equal to the amount of payment in money or in other form or the amount of the account payable.

The Company is calculating full production of prime cost of services rendered, performed work, products sold without allocation of administrative and commercial expenses.

State Support

The budget funds, received as state assistance (subventions, grants) are accepted as they are actually received in money and in other resources differing from money means.

Target financing

Funds of purpose financing are accepted as they are actually received in money and in other resources differing from money means, are shown in balance in further period profits.

Expenses for pension provision

The Company pays all installments to the Pension Fund of Russian Federation and to social security funds and employment in relation to its employees. The installments of the Company to the Pension Fund amount to 28% of the salary fund of the personnel and are accounted as expenses in the process of their accumulation.

In addition to the scheme of the state pension provision the Company participates in the Program of single annual payments of material assistance for unemployed pensioners of the Company. This Program covers the great amount of Company's personnel and is not provided for any kind of special stock deductions. The amounts of payments are depended on record of service to the pension time.

The Company also participates in the Pension program with advance determined installments executed within the scheme of off-state pension provisioning. The amounts of installments are determined on annual base and related to expenses as required.

Inventory taking of the property and liabilities is executed as follows:

- Main assets – at least once in two years as of November 1 of the reporting year.
- Intangible assets – annually as of December 1 of the reporting year.
- Incomplete capital construction and other capital investments, -annually as of November 1 of the reporting year.
- Raw materials, materials, precious metals, equipment for installation, semi products, goods, ready products in stores – annually as of November 1 of the reporting year.
- Incomplete manufacture – quarterly as of the state by the end of the quarter.
- Profits and expenses outstanding for future periods – annually as of December 31 of the reporting year.
- Monetary funds on the accounts in banks – annually as of December 31 of the reporting year.
- Money in the cash office – at least once per quarter.
- Long term financial investments – annually as of December 31 of the reporting year.
- Short term financial investments, monetary documents – quarterly as of the end of the quarter.
- Settlements with debtors and the reserve for doubtful debts – quarterly as of the state by the end of the quarter.

- Settlements with creditors (settlements with communication operators) – quarterly as of the state by the end of the quarter, with other creditors – annually as of December 31 of the reporting year.
- Settlements for taxes and mandatory assignments to the budget and off-budget funds, purpose financing – annually as of December 31 of the reporting year.
- Settlements for Intra-enterprise settlements – at least once per quarter.
- Settlements with the personnel and accountable persons – annually as of December 31 of the reporting year.
- Contingent liabilities reserves, reserves for devaluation of deposits in securities, reserves for reduction of wealth cost - annually as of December 31 of the reporting year.

Changes in the accountancy policy for 2003

In the accountancy policy of the Company for the year 2003 has been made changes, after consummation from January 1, 2003 of new Regulations at business accounting.
In 2003 according to Regulation at business acounting "Acounting of income tax calculations", (PBU 18/2002), calculated and reflected in accounts conditional expenses(profits) of income tax, current income tax, constant tax assets and liabilities, deferred tax assets and liabilities, redeemable in further acounting periods.
As a result of use in 2003 PBU 18/2002 rules, Company expenses on income tax decreased for 156717 ths. rubles. In 2002 deferred taxes and conditional expenses (profits) on income tax were not determined.
As of December 31, 2003 according to Regulation at business acounting "Acounting of financial investments" (PBU 19/2002) adjustment of financial investments initial cost to its current market price was not done because of absence of shares on sale on equity market. Were made reserves for devaluation of financial investments (differing from securities) in the presence of firm substantial reduction of its cost.
In 2002 adjustment of financial investments cost to its current market price was not done. For securities, quoting in equity market, in cases of securities balance cost excess over its market price was making reserve for devaluation of securities. Concerning other financial investments reserve for devaluation was not made.

Changes in the accountancy policy in 2004

Important changes are not included in the accountancy policy in 2004.

4. Comparative information.

On October 31, 2002 the Company was reorganized through merger of nine telecom operators of the south of Russia into "Southern Telecommunications Company" PJSC. In 2003 the structure of united company consisted of General management, ten filials ("Electrosvyaz of Adygeia Republic";"Svyazinform" Astrakhan Region";"Volgogradelectrosvyaz", "KabBalktelecom", "Electrosvyaz" Kalmykia Republic", "Karachaevo-Cherkesskelectrosvyaz", "Kubanelectrosvyaz", "Rostovelectrosvyaz","Sevosetinelectrosvyaz","Electrosvyaz" Stavropol Territory"), and also three branches, scope of activity of which is to render new services ("Centr novyh tehnologij"), rendering services of pay phone connection ("Jugtakson") and rendering services in the field of education ("Uchebno-proizvodstvennyi centr") and organization department of "Southern Telecommunications Company" PJSC "Krasnodarskaja avtobaza sviazi" scope of activity of which is to render motor and tractor services.

In order to expose to the maximum comparable activities of accounting, in addition to the full text of accounting report for 2002, shown in Appendix 1 to current accounting report and which is its inalienable part, in accounting report for 2003 information for similar period of the past year in account of profits and losses, in account of change of capital, in appendix to balance sheet and in present explanatory note is given taking into consideration activities of associate organizations for the period from January 1 to December 31, 2002 in such way, as if reorganization was made as of January 1, 2002. As similar presentation of information in account of funds movement for preceding period had difficulties, the information was held by the Management of the Company as in accounting report for 2002.

Comparative information in Company accounting for 2003 established by the adjustment of final accounting information for 2002 for its matching to changes in accounting forms for 2003.

In accounting report for 2003 was changed the opening balance as of January 1, 2002 "Southern Telecommunications Company" PJSC because of change of accounting methodology for the year 2003:

Balance sheet account as of 31.12.2002		Balance sheet account as of 01.01.2003		Deviations	Explanations
Number	Value	Value	Number		
110	1612	1612	**110**		
120	12486729	14031963	**120**	1545234	Revaluation of fixed assets
130	953664	953666	**130**	2	round-up
135			**135**		
140	388658	388657	**140**	(1)	round-up
141	291472	274078	**141**	(17394)	Change of accounting methodology
142	44290	55076	**142**	10786	Change of accounting methodology
143	26507	20411	**143**	(6096)	Change of accounting methodology
144	10000	X	**X**	(10000)	Loans given are transferred into group of other financial investments
145	16389	39092	**144**	22703	Loans given are ransferred into group of other financial investments
X	X	81207	**145**	81207	Deferred tax assets
150		196869	**150**	196869	In a group of other off-circulating assets were transferred expenses of further periods and advances of capital character
190	13830663	15653974	**190**	(1823311)	
210	584257	577062	**210**	(7195)	In a group of other off-circulating assets were transferred expenses of further periods

211	502990	502989	**211**	(1)	round-up
212	1		**212**	(1)	Animals on growing and fattening transferred in a group of other resources and expenses
213	187	188	**213**	1	round-up
214	40629	40629	**214**		
215			**215**		
216	40450	33255	**216**	(7195)	In a group of other off-circulating assets were transferred expenses of further periods
217		1	**217**	1	Animals on growing and fattening transferred in a group of other resources and expenses
220	498762	498763	**220**	(1)	round-up
230	62474	6244	**230**	(56230)	Change of accounting methodology
231	303		**231**	(303)	Circulating notes received transferred into debts of purchasers
232			**X**		Circulating notes received transferred into debts of purchasers
233	45425			(45425)	Change of accounting methodology
234	13315	682	**232**	(12633)	In a group of other off-circulating assets were transferred advances of capital character
235	3431	5562		2131	Change of accounting methodology
240	1272783	113933 8	**240**	(133445)	Change of accounting methodology
241	809734	811532	**241**	1798	Circulating notes received transferred into debts of purchasers
242	8	X	**X**	(8)	Circulating notes received transferred into debts of purchasers
243	8618	X	**X**	(8618)	Debts of filial and dependent companies transferred into page 246
245	267169	98154	**242**	(169015)	In a group of other off-circulating assets were transferred advances of capital character
246	187254	229655	**243**	42401	Change of accounting methodology
250	1591	12207	**250**	10616	Change of accounting methodology
260	216934	206226	**260**	(10708)	Monetary documents transferred into group of other circulating assets
270		91	**270**	91	Monetary documents transferred into group of other circulating assets
290	2636801	243993 1	**290**	(196870)	Change of accounting methodology
300	**1646746 4**	**180939 05**	**300**	**1626441**	
410	1297779	129777 9	**410**		
420	4215276	576051 0	**420**	1545234	Revaluation of fixed assets

430	63260	63260	**430**		
440		X	**X**		Social sphere fund transferred into undistributed profits of past years.
440	X		**440**		
460	3110340	4688174	**460**	1577834	Change of profits of past years due to addition of profits of the year 2002, adding of deferred tax liabilities and deferred tax assets
465		X	**465**		
470	1561915	X	**470**	(1561915)	Profits of the year 2002 transferred into undistributed profits of past years.
475		X	**475**		
490	10248570	11809723	**490**	1561153	
510	298853	298853	**510**		
511	238851	238851	**511**		
512	60002	60002	**512**		
515	X	65288	**515**	65288	Deferred tax liabilities
520	998472	1035192	**520**	36720	Debts, presented as of 31.12.2002 as short term debt, transferred as of 01.01.2003 as long term debt.
590	1297325	1399333	**590**	102008	Debts, presented as of 31.12.2002 as short term debt, transferred as of 01.01.2003 as long term debt.
610	1160487	1160487	**610**		
611	1036264	1036264	**611**		
612	124223	124223	**612**		
620	3348898	3312178	**620**	(36720)	Debts, presented as of 31.12.2002 as short term debt, transferred as of 01.01.2003 as long term debt.
621	2172752	2329934	**621**	157182	Debts, presented as of 31.12.2002 as short term debt, transferred as of 01.01.2003 as long term debt. Circulating notes given transferred as debts of providers
622	72666		**X**	(72666)	Circulating notes given transferred as debts of providers
623	42760		**X**	(42760)	Change of methodology
624	143145	143147	**623**	2	round-up
625	61211	61129	**624**	(82)	Change of methodology
626	254179	256860	**625**	2681	Debts for aborted taxes transferred into settlements with budget
627	214181	214181	**622**		
628	388004	306927	**626**	(81077)	Debts for aborted taxes transferred into settlements with budget

630	204824	204824	**630**		
640	207360	207360	**640**		
690	4921569	4884849	**690**	(36720)	Debts, presented as of 31.12.2002 as short term debt, transferred as of 01.01.2003 as long term debt.
700	**16467464**	**18093905**	**700**	**1626441**	
910	299461	348249	**901**	48788	Specification of data reflection of off-balance accounting
911	124309	140812	**911**	16503	Specification of data reflection of off-balance accounting
920	9327	14104	**902**	4777	Specification of data reflection of off-balance accounting
930			**903**		
940	136293	135318	**904**	(975)	Specification of data reflection of off-balance accounting
950			**905**		
960	2848312	2848312	**906**		
970	8510	12077	**907**	3567	Specification of data reflection of off-balance accounting
980			**908**		
990					
993		25147	**909**	25145	Specification of data reflection of off-balance accounting

Increase of balance currency on 1626441 ths. rubles, explained by increase of cost of fixed assets and additional capital on 1545234 ths. rubles as a result of revaluation of fixed assets and adding of deferred tax assets and liabilities of sum 81207 ths. rubles made as of December 31, 2002.

Changes of comparative information for 2002 in Report of profits and losses.

Line code	Gr.3 f.2 for 2002	Gr.4 f.2 for 2003	Deviations	Explanations
010	10531981	10531981		
020	7834789	8022787	187998	Change of methodology
050	2697192	2509194	187998	Change of methodology
060	6448	6448		
070	181892	181892		
080	8746	8746		
090	1447498	1424825	**22673**	Change of methodology
100	675655	675357	**31298**	Change of methodology
120	220546	215435	**5111**	Change of methodology

130	1226247	1064002	**162245**	Fines and penalty fees on taxes and dues transferred into a group of off- realization expenses
140	2296636	2274397	**22239**	
150	691542	669303	**22239**	Fines and penalty fees on taxes and dues transferred into a group of off- realization expenses
151	X			
152	X			
153	X	669303	**669303**	Change of methodology
160	1605094	1605094		
170	62	62		
180	43241	43241		
190	**1561915**	**1561915**		

In explanations to report of profits and expenses are shown comparable data for similar period, previous to accounting.

5. Analysis and assessment of the balance structure and dynamics of profits (not auditorized)

Analysis and assessment of the balance structure

As of December 31, 2003 balance structure is characterized with the following activities

	31.12. 2003	**Standard***
Coefficient of absolute liquidity	0,036	
Coefficient of current liquidity	0,57	1 – 1,5
Coefficient of procurement with own circulating means	-2,8	> 0.1
Breakeven of sales	22,6	

For information:
Coefficient of current liquidity characterizes general provision of companies with circulating means for economical activity conducting and timely extinction of term obligations. It is determined as relation of circulating means actual cost as stores, integrated products, monetary funds, accounts receivable and other circulating assets (result of II section of balance asset) to most term liabilities as short term bank credits, short term loans and account payable(result of V section of balance liabilities).

Coefficient of procurement with own means characterizes presence of own circulating means, necessary for its financial stability. It is determined as relation of difference

between extents of own means sources (result of III section balance liabilities) and actual cost of fixed assets and other off- circulating assets (result of I section of balance asset) to actual cost of circulating means as stores, goods in process, integrated products, monetary funds, account payable and other circulating assets (result of II section of balance asset).

The increasing competition in the market of telecommunications determines the necessity of attracting funds to finance the modernization of existing network. However the existing procedures of tariff establishment and branch regulation negatively influence the capability of the Company to generate the glows of funds whereas the access of the Company to the external financial resources is limited. Due to this the situation with the support of the liquidity of the Company and the availability of the long term sources of financing significantly remains ambiguous. As the result, the excess of short-term liabilities over the current assets of the Company was 5'464'427 thousand rubles.

Where as the Company intends to continue the search of additional sources of financing, the Management can not guarantee that such long term financing can be attracted in the future on commercially acceptable condition corresponding to the long term nature of these investments.

During the year 2004 the Company intends to use the following sources of financing:

a) Issue of obligations in rubles
b) Money on banking accounts of the Company
c) Monetary flows from the main activity
d) Financial resources of Russian credit organizations
e) Commodity credits from equipment providers

Nevertheless the Management of the Company considers that future monetary flows from the major activity will be sufficient for the financing of current operations. Thus the appended financial accountancy has not been adjusted for the possible influence of the said factors of uncertainty.

The Management of the Company is planning to perform repayment of credit in a sum of 139 mln. rubles at high interest from 16 to 19 % by associate filials of PJSC "UTK" ("Svyazinform" Astrakhan Region" and "Volgogradelectrosvyaz")for the purpose of increasing the quotients of liquidity.
In second half of the year 2004 the Company is planning to perform the restructuring of the debts of "VEB"(1067998 ths. rubles) for 3 years with penalty provision amortization, added at sum 171 mln. rubles.
The Company is planning the attraction of loan proceeds in amount of 7 billion rubles on low rates from 10 to 13,5 % on period from two to five years with phased schedule of repayment.

Dynamics of profits for 2003

RUR ths

Kind of activity	**Proceeds (line 010, F.№2)**		**Cost (Line 020, 030, 040, F.№2)**		**Profit (Line 050, F. №2)**		**Dynamics of profit and Δ,%**
	2003	**2002**	**2003**	**2002**	**2003**	**2002**	
Rendering communication services	13'222'688	10'191'012	10'231'580	7'774'370	2'991'108	2'416'642	23,77
Other	283'899	340'969	221'367	248'417	62'532	92'552	-32,44
TOTAL	13'506'587	10'531'981	10'452'947	8'022'787	3'053'640	2'509'194	21,7

As a result of the year 2003 it is observing substantial increase of profits at 544466 ths. rubles, concerned, first of all, with the increase of amount of communication services realization at 3031676 ths. rubles.

6. Explanations to substantial balance sheet account.

6.1. Fixed assets (Item 120 of balance sheet)

As of January 1, 2003 the Company revaluated the group of building based on market prices, at the same time the revaluation of fixed assets is made by direct cost converting with the help of independent estimators with license of estimation power. The amount of increase of unit cost and accumulated amortization were 2156179 ths. rubles and 610945 ths. rubles accordingly and were attributed to increasing of additional capital.

Changing of fixed assets initial cost in 2003:

	Amount in RUR ths.
Increasing of fixed assets cost, in all	10373538
Including due to:	
Revaluation	2156180
Acquiring of new units	1801486
Construction of new units	6355983
Including received free of charge	66140
Other inpayments	59889
depreciation (retirement)of fixed assets, in all	(234292)
Including due to:	
Fixed assets selling	(55835)
Fixed assets writing off	(162151)
Received free of charge	(1635)
Other retirement	(14671)
Total changing of fixed assets initial cost	10139246

Fixed assets received under leasing agreements

As of December 31, 2003 the Company concluded 127 agreements of financial rent (leasing agreements) rent of switchboards and other telecommunication equipment). Renting periods are from 36 to 60 months.

Cost of fixed assets received under leasing agreements

	01.01.2003	**31.12.2003**
Fixed assets on Company balance:		
- fixed assets initial cost	330486	3015368
- fixed assets additional amortization	(36960)	(227955)
- balance cost of fixed assets	293526	2787413
Fixed assets on balance of leasing giver:		
- fixed assets contract cost	140812	77378

Amounts of further leasing payments:

Term of payments	Amounts of payments, in all	Including:	
		Fixed assets on Company balance (shown in obligations in Balance sheet account 620)	Fixed assets on balance of leasing giver (not shown in obligations)
Year 2004	1289992	1265895	24097
Year 2005 - 2008	2881297	2869048	12249
Later of the year 2008			
TOTAL:	4171289	4134943	36346

6.2. Capital Investments (Item 130 of balance sheet):

	01.01.2003г.	**31.12.2003г.**
Investments in non-circulating assets, total:	776375	3678647
Including: Construction, modernization and reconstruction of fixed assets by contract	551799	2726149
Construction, modernization and reconstruction of fixed assets unaided	47999	52853
Capital investments in rented objects of fixed assets	218	1530
Purchase of separate objects of fixed assets	130832	487109
Purchase of fixed assets under leasing contracts	229	283370

Objects of completed capital construction without state registration certificate	30718	124541
Uncompleted R and D		
Other	14580	3095
Equipment to be installed	177290	154448
TOTAL:	**953666**	**3833098**

The Company has 1332 objects under construction and reconstruction. In 2003 the expenses amounted to RUR 11300557, RUR 8157469 thousand rubles were put into operation, 685 thousand rubles were written off. There were realized expenses to the amount of RUR 34044.

The cost of real estate objects put into operation but recorded as a part of uncompleted construction as of December 31, 2003 amounts to RUR 124541,3. These fixed assets are in the process of state registration. In the given assets the share of real estate objects constitutes 100%.

6.3. Financial Investments (Items 140 and 250 of Balance Sheet)

In section 4, form № 5 "Appendix to accounting balance" the information on the cost of financial investments of different types is given.

Main investments of the Company in charter capital of the affiliates, subsidiaries and other companies:

Name of the company	Type of activity	Cost of investment, as of 31.12.03	Share in charter capital, %	Share of voting shares, %	Balance currency	Earnings
Affiliated Companies						
"Armavirski zavod svyazi" CJSC	Cable production	18 000	100 %	100%	95 056	206 473
"Avtocenter-Yug" CJSC	Transport	35 200	100 %	100 %	15 246	8 833
"Health-care complex "Orbita" CJSC	Health-improving services	274 400	100 %	100 %	403 283	112 658
"CMTO" CJSC	Material support	16 100	100 %	100 %	26 388	86 122
"Yugsvyazstroy" CJSC	Construction works	15 500	100 %	100 %	456 738	1 103 125
"Factorial-99" Ltd	Commercial and intermediary activity, consulting services	600	100 % share	100 % share	630 533	0

"Stavtelecom named after V.I. Kuzminov" OJSC	Local, international telephony, data transfer	2 550	51 %	51 %	238 310	87 238
"Interelectrosvyaz" CJSC	Local telephony	1 840,6	100 %	100 %	Competitive manufacture	
"Private security company "Zaschita-S" Ltd	Private security service	44,7	100 % share	100 % share	254	11 751
"Intmashservice" Ltd	Repair, maintenance of communication facilities	8,4	100 % share	100 % share	7 109	57 902
"UTK-Finance" Ltd	Financial operations	20	100 % share	100 % share	19	0
"Telesot-Alania" CJSC	Cellular communication, GSM-900MHz	52,5	52,5 %	52,5 %	172 829	150 357
Reserve for depreciation: "Avtocenter-Yug" CJSC		-35 200	-	-	X	X
Reserve for depreciation: "Interelectrosvyaz" CJSC		-1 840,6			X	X
Reserve for depreciation: "Private security company "Zaschita-S" Ltd		-44,7			X	X
Affiliated Companies, total:	-	**327 230,9**	-	-	X	X
Subsidiaries						
"Astrakhan-Mobile" CJSC	Cellular communication, AMPS 800MHz	2 172,5	50 %	50 %	47 187	34 635
"Volgograd-GSM" CJSC	Cellular communication GSM 900/1800	50	50 %	50 %	828 498	863 971
"Volgograd-Mobile" CJSC	Cellular communication, AMPS 800MHz	3 698,1	50 %	50%	252 432	30 327
"ZanElCom" CJSC	Development, assembly, operation and servicing of equipment of regional system of network information technologies	24,8	45 %	45%	2 895	4 934
"Kabardino-Balkarian GSM" CJSC	Cellular communication, GSM-900MHz	40	20 %	20 %	10244	14856
"Karachaevo-Cherkessk TeleSot" CJSC	Cellular communication, GSM-900MHz	90	20 %	20 %	19 018	81 235
"MobilCom" CJSC	Paging communication services	7	35 %	35 %	552	1249
"Sotovaya svyaz Alania" CJSC	Cellular communication,	18,3	30 %	30 %		

	NMT-450 MHz					
"Stavropolskaya sotovaya svyaz" CJSC	Cellular communication, AMPS – 800 MHz	27 106	50 %	50 %	35 705	15 519
"Telecompany IR" OJSC	Commercial television and radio broadcasting	4,7	23,5 %	23,5 %	490	1 100
"TeleRoss-Volgograd" CJSC	Telecommunication services	965,2	50 %	50 %		
"TeleRoss-Kubanelectrosvyaz" CJSC	Local and long-distance telephony	331,7	50 %	50 %	11 966	12 441
"SKET" OJSC	Establishing and development of commercial on-air television	480,7	26,8 %	26,8 %	25 221	30 358
"Rostovgiproshakht" OJSC	Designing and development of design and budget documentation and other types of R and D	9 458,3	22,5 %	22,5%	1 535	1 924
"Yug-Giprosvyaz" Ltd	Drawing up design and budget documentation	2,4	24 %	24 %	Liquida ted	
Reserve for depreciation: OAO "Rostovgiproshakht" OJSC		-9 458,3			119 425	118 594
Subsidiaries, total:	-	**34 991,4**	-	-	X	X
Financial investments in other companies					X	X
"AKB "Kubanbank" OJSC	Bank services	25,5	0.1 %	0.09 %		
"AKB "Krasnodarbank" OJSC	Bank services	1 580	10 %	10%	X	X
"AKB "Svyaz-Bank" OJSC	Bank services	119,5	0.2 %	0.2 %	X	X
"AKB "Maikopbank" CJSC	Bank services	1,2	3 %	3 %	X	X
"Nalchikskaya sotovaya set" CJSC	Cellular communication, AMPS-800 MHz	30	6 %	6 %	X	X
"Rostelegraph" CJSC	Documentary telecommunication	64	15,7 %	15,7 %	X	X
"Startcom" CJSC	Development and introduction of information technologies and systems of automatic control of business-processes	55,5	11,1 %	11,1 %	X	X
"Sphera-Incom" CJSC	Wholesale trade	40	4,4 %	4,4%	X	X
"TRUNK" CJSC	Cable television	344	10 %	10 %	X	X
"Aksai" OJSC	Car production	86,1	0,2 %	0,08 %	X	X

"Aksai-1" OJSC	Car production	136,4	0,01 %	0,008%	X	X
"Aksai-2" OJSC	Car production	102,6	0,7 %	0,64%	X	X
"Aksai-3" OJSC	Car production	284,9	0,01%	0,01%		
"Concern BETO" OJSC	Bankrupt	24,5	0,16%	0,16%		
"BETO" OJSC	Production of communication facilities	613,5	0,15%	0,15%		
"Astrakhan-Page" Ltd	Sale of paging receivers, connection to network of personal radiocall	0,6	10% share	10% share		
Kalmyk commercial bank "Kreditbank" OJSC	Bank services	15,9	0,26 %	0,26 %		
Insurance company "Moskovia" Ltd	Insurance	11,5	0,21 %	0,21 %		
AKB Sberbank of RF	Bank services	6,3	2 %	2 %		
"PAKS" Ltd	Local telephony	0,4	4,65 %	4,65 %		
KB "Center-Invest" OJSC	Bank services	12 617,9	4,43 %	4,43 %		
"AKB "Volgoprombank" OJSC	Bank services	7,6	0,03 %	0,03 %		
"Donskoi commercial bank" OJSC	Bank services	10	0,06 %	0,06 %		
"Stavropolpromstroibank " OJSC	Bank services	9,8	0,03 %	0,03 %		
Reserve for depreciation: "Concern BETO" OJSC		-24,5				
Reserve for depreciation: "AKB "Krasnodarbank" OJSC		-1 580				
Reserve for depreciation: "Aksai" OJSC		-86,1				
Financial investments in other companies, total:		**14 496,9**	-	-		
TOTAL: (sum of balance items 141, 142, 143)		**376 719,3**				

According to the decision of the Board of directors the Company participated in April 2003 in setting up "UTK-Finance" Ltd. with the participation share of 100% from the charter capital and amounted to 20 000 rubles.

On the basis of the decision of the Company's Board of directors (Decision № 19 of 29.05.2003) it was resolved to increase the charter capital of "Orbita" CJSC by means of placing additional ordinary registered non-documentary shares in the amount of RUR 20 000 (twenty thousand) per share. As of 31 12.2003 the charter capital of "Orbita" CJSC increased by RUR 20000. Other investments have been maid in the Russian companies that are mainly engaged in bank services, car production and radio and television broadcasting. The share of the Company in the charter capital of these companies does not exceed 20%.

In 2002 the reserve for depreciation of shares with market value lower than their balance sheet value was not established.

The Company's balance of 2002 does not reflect the value changes of financial investments in shares which current market value exceeded their balance value.

The income received as dividends from long-term financial investments is reflected in the item "Income received from participation in other companies" of the Income Statement and amounts to RUR 167145 (in 2002 – RUR 8746).

Loans granted by the Company as of December 31, 2003:

Name of borrower	Amount of loan	Maturity of loan	Annual interest rate	Security (name of assets, balance sheet value)
Long-term Loans				
- "Orbita" CJSC	10 000 000	01.05.2005г.	Interest-free	
- Krasnodar KRTPC	3 679 000	Monthly payment by shares of RUR 150 000 till full repayment	Interest-free	
Reserve for depreciation:	0		X	
Long-term loans, total:	13 679 000	X	X	
Short-term loans				
Republican treasury liabilities of Ministry of Finance of Kabardino-Balkaria	44979	31.12.2004	Interest-free	
- "Orbita" CJSC	20 000 000	Payment on presentation of a bill	Interest-free	
- "Orbita" CJSC	10 000 000	Till 01.01.2005	Interest-free	
- "Svyazinvest-Media" OJSC	1 256 000	Payment on presentation of a bill	5 %	
- "Promstroibank" OJSC	4 020 400	Payment on presentation, but not earlier than 05.02.2004 and not later 07.02.2004	9 %	
Reserve for depreciation:	0		X	
Short-term loans, total:	35 321 379	X	X	
TOTAL:	**49 000 379**	X	**X**	-

In 2002 the reserve for depreciation of granted loans was not established.

The total sum of reserves for depreciation of the Company's financial investments amounted to RUR 48 234 as of December 31, 2003.

6.4. Deferred Tax Assets (Item 145 of Balance Sheet)

Deferred tax movement in 2003:

- established at the beginning of the reporting period	81207
- established in reporting period according to deducted temporal differences	26136

- paid to decrease tax payments	
- written off on leaving of the objects on which temporal differences have been established,	
-balance as of 31.12.2003	107343

The Company calculated the deferred tax assets according to deducted temporal differences that have arisen till January 1, 2003 in the amount of RUR 81207.

6.5. Other non-circulating assets (item 150 of Balance sheet):

	01.01.2003	**31.12.2003г.**
Advances, paid out on the account of acquiring and creating of non-circulating assets	189675	388429
Expenses of future periods on buying out of property under leasing agreements	3	1
Expenses of future periods on acquiring software products and data bases	7192	559735
Results of the completed research and development work , that shoed good results		
TOTAL:	**196869**	**948165**

Future period expenses on acquiring software products and databases include expenses on acquiring software Oracle E-Business Suite for managing the Company for the sum of RUR 545296 ths (see also item 10).

6.6. Short-term accounts receivable of buyers and customers as of 31.12 2003 года (item 241 of Balance sheet):

	Total receivables	**Reserve on doubtful debts**	**Indebtedness less reserve on doubtful debts**
As of 01.01.2003			
Settlements with natural persons (for communication service)	441216	25808	415408
Payments for expenses recovery, connected with granting of benefits to separate group of subscribers	67355	31678	35677
Settlements with budgetary organizations for communication services	142210	77635	64575
Settlements with non-budgetary organizations for communication services (apart from communication operators)	267004	50558	216446
Settlements with communication operators for communication services	25524		255233
Settlements with buyers and customers on non-profile activities	53380	2358	51022

Payments for realized assets	2880		2880
Settlements with state customer on civil defense			
Total as of 01.01.2003:	999569	188037	811532
As of 31.12.2003			
Settlements with natural persons (for communication service)	462006	22432	439574
Payments for expenses recovery, connected with granting of benefits to separate group of subscribers	287571	127461	160110
Settlements with budgetary organizations for communication services	122045	39594	82451
Settlements with non-budgetary organizations for communication services (apart from communication operators)	161934	33790	128144
Settlements with communication operators for communication services	67648	4382	63266
Settlements with buyers and customers on non-profile activities	45944	26992	18952
Payments for realized assets	7175	24	7151
Settlements with state customer on civil defense			
TOTAL as of 31.12.2003:	1154323	254675	899648

In 2003 about 3, 4 per cent of accounts receivable of buyers and customers was repaid with non-monetary payments (in 2002 - 4,2 per cent)

6.7. Other receivables to be paid within 12 months from reporting date (lines 240-242 of Balance sheet)

	01.01.2003	**31.12.2003**
Payments for taxes and fees	91004	200844
Payments for social insurance provision	9405	3673
Settlements with employees on salary	3	
Settlements with accountable persons	1113	973
Settlements with employees on other operations	10000	5766
Settlements with different debtors, including:	118127	110155
- payments for property and personal insurance	35	206
- payments under claims	20785	3957
- Payments for charged income		
- Payments for investments	1329	20000
- other settlements with subsidiaries and affiliated organization	45875	52497
- payments for transactions with securities		

- other	50103	33495
TOTAL:	**229652**	**321411**

6.8. Charter Capital (item 410 of Balance sheet):

The Charter Capital is RUR 1279779 ths and consists of 2 960 512 964 common shares and 972 151 838 preference shares with nominal value 0, 33 rubles...

Shareholders	Common share		Preference share		Nominal value of distributed shares
	Number (stock)	Nominal value	Number (stock)	Nominal value	
Juridical persons, total:	2 584 677 418	0,33	713 767 584	0,33	1 088 486 850,66
Including:					
- "Svyazinvest"OJSC	1 500 670 705	0,33			495 221 332,65
Other juridical persons:	1 084 006 713	0,33	713 767 584	0,33	593 265 518,01
Including:					
- "DKK'CJSC	371 778 620	0,33	235 595 140	0,33	200 433 340,8
- "ABN AMRO BANK A.O." CJSC	83 621 935	0,33	196 284 395	0,33	92 369 088,9
- "ING BANK (EUROASIA) ZAO" CJSC	212 056 852	0,33	45 313 033	0,33	84 932 062,05
- " BRANSVIK U.B.S. NOMINIZ" CJSC	134 927 510	0,33	85 688 756	0,33	72 803 367,78
- KB"J.P. MORGAN BANK INTERNATIONAL"	125 856 335	0,33	54 140 400	0,33	60 388 922,55
- LINDSELL ENTERPRISES LIMITED (Ltd.)	36 617 705	0,33	34 799 067	0,33	23 567 534,76
Natural persons, total:	375'835'546	0,33	258'384'254	0,33	209'292'534
- Company's employees	256'328'508	0,33	137'812'146	0,33	130'066'415,82
- others	119'507'038	0,33	120'572'108	0,33	79'226'118,18
TOTAL:	**2'960'512'964**		**972'151'838**		**1'297'779'384,66**

As of December 31, 2003 the Charter capital of the Company is completely repaid.

Preference shares do not give the vote. They can not be converted into common shares. Preference shares allow an annual dividend not less than 10 per cent from net profit, calculated according to accounting reports.

According to the upcoming privatization in 2004 and in compliance with the Order of the Russian Federation government, from August 15, 2003, № 1165-r, the Russian fund of federal property plans to offer for sale 3 614 173 owned common shares, that amounts to 0.092 per cent of the Charter capital of the Company.

6.9. Owned shares, bought out from shareholders (item 440 of Balance sheet)

As of December 31, 2003 the Company did not possess the owned bought out shares. .

6.10. Profit distribution.

Planned profit distribution of the year 2003 to be approved by the Annual General Shareholders' Meeting, that is to take place in June, 2004.

	Amount
Capital before distribution of the reported year profit	
Charter capital	1 297 779
Reserves	64 889
Additional capital	5 724 394
Retained earnings of the past years	4 326 043
Reported year profit	1 080 437
Total capital before the profit distribution:	**12 493 542**
Directions of the reported year profit distribution	
Profit, directed on the formation of the special fund of the Company's shareholders (on condition, that the formation is stipulated in the constituent documents)	
Profit directed on dividends	348 439
Results of the reported year profit distribution	**348 439**
Capital after profit distribution	
Charter capital	1 297 779
Reserves	64 889
Additional capital	5 724 394
Retained earnings of the past years	5 058 041
Total capital after profit distribution:	**12 145 103**
Decrease of capital after reported year profit distribution	**348 439**

6.11.Dividends.

In the year 2003 it was declared to pay out dividends for the year, ended December 31, 2002 in amount of 0.0812 rubles per a common share and 0.1607 rubles per a preference share. The amount of dividends repayable came to RUR 396618 ths.

The Company Board of Directors offered (and the Annual General Shareholders' Meeting approved) to pay out dividends for the year 2002 in the following amount:

Shares	**Quantity of shares (unit)**	**Dividend per one share (RUR)**	**Total amount of dividends (RUR)**
Class A preference shares	972 151 838	0.1607	156 224 800.65
Common shares	2 960 512 964	0.0812	240 393 652.36
TOTAL:	**3 932 664 802**		**396 618 453.01**

Dividends for the year 2003 are not reflected in the attached financial reports. After their approval by the Annual General Shareholders' Meeting the dividends will be reflected as usage of retained income during the year, ended December 31, 2004.

6.12. Credits and Loans (lines 510 and 610 of Balance sheet):

	Long-term		Short-term	
	01.01.2003	**31.12.2003**	**01.01.2003**	**31.12.2003**
Bank credits, total:	238 851,4	4 719 044	1 036 263,6	3 681 825,8
Including:				
-"Sberbank"	150 000,0	2 799 300,0	492 447,0	296 217,5
- "Alfabank"	59 185,6	504 398,1	318 579,4	1 100 228,1
"VKA-Bank"	21 095,0	9 109,6	13 009,0	12 756,2
"Incombank"	8 570		212 228,5	
"IMB"		250 000,0		50 000,0
"Rosbank"		1 000 000, 0		1 000 000,0
"VEB"		156 236,30		911 762,5
"PSB"				250 000,0
Loans of organizations, members of the Group:	54 140,6	50 047,1	52 724,5	2 979,4
including:				
Stavtelesot	24 071,5	24 071,5	5 600,0	0
- loans to natural persons	29 788,0	25 921,6	0	2 775,9
- "Narodny telephone"	281,6	54,0	0	203,5
- "Svyazinvest"			47 064,6	
Issued bonds	5 841,5	3 324,5	XXX	1560861,3
Including coupon payments				60'861,3
Issued promissory notes	20,2	0	71 499	187 100,1
TOTAL:	**298 853,7**	**4772415,6**	**1160487,1**	**5371905,3**

On September 18, 2003 in the stock section of the "MMVB" CJSC there was the placement of issue of non-convertible interest bearing documentary bonds payable to bearer, series 01 with obligatory centralized storage "UTK" OJSC with nominal value 1000 rubles and total amount RUR1500 billions, with the circulation period of 3 years (1092 days), semiannual fixed coupon and offer on the retirement of bonds at face value in 1 year from the date of placement. Interest rate on coupons amounted to 14, 24 per cent per annum.

In February, 2003 the Company completed the following agreements on receiving a credit:

- with Krasnodar OSB № 8619 agreement № 23 for the sum of RUR 600 000 ths at 16 per cent per annum , the contract time expires on February 28, 2006. Security for the given credit is the equipment for the sum of RUR 642 573, 3 ths.
- with Krasnodar OSB № 8619 agreement № 130 of August 25, 2003 for the sum of RUR 800 000 ths, at 13 per cent per annum, the contract time expires on February 18, 2005. Security for the given credit is the equipment for the sum of RUR 270 335, 7 ths.
- with Krasnodar OSB № 8619 agreement № 218 of December 22, 2003 for the sum of RUR 1500 000 th., at 15 per cent per annum , the contract time expires on December 19, 2008. Security for the given credit is the equipment for the sum of RUR 806 211, 7 ths.

- with AKB "Rosbank" agreement № KRD/RK/59/03 of October 14, 2003 for the sum of RUR 1 000 000 ths, at 15 per cent per annum, the contract time expires on June 10, 2006. Security for the given credit is the equipment for the sum of RUR 1 642 965, 6 ths.

- with AKB "Rosbank" agreement № KRD/RK /70/04 of November 12, 2003 for the sum of RUR 1 000 000 ths, at 15 per cent per annum, the contract time expires on May 12, 2004.

- with "Alfa-Bank" OJSC, Volgogradsky branch agreement № 1464 of April 28, 2003 for the sum of RUR 300 000 ths, at 15,5 per cent per annum, the contract time expires on April 28, 2004. Security for the given credit is the equipment for the sum of RUR 363 825 ths.

- with "Alfa-Bank" OJSC, Volgogradsky branch agreement № 1767 of December 26, 2003 for the sum of RUR 65 000 ths, at 14,5 per cent per annum, the contract time expires on December 24, 2004.

- with "Alfa-bank" OJSC Krasnodarsky branch according to the agreement № 78327 of June 20, 2003 for the sum of RUR 438 000 thousands, at 15 per cent per annum, the contract time expires on December 9, 2006. Security for the given credit is the equipment for the sum of RUR 573 907, 8 ths.

- with "Alfa-bank" OJSC Krasnodarsky branch according to the agreement № 78489 of August 5, 2003 for the sum of RUR 574 580 thousands, at 15 per cent per annum, the contract time expires on December 9, 2006. Security for the given credit is the equipment for the sum of RUR 712 095, 4 ths.

- with "Alfa-bank" OJSC Krasnodarsky branch the agreement № 78838 of December 11, 2003 for the sum of RUR 110 000 ths, at 14,5 per cent per annum, the contract time expires on December 11 2004.

- with "Promstroybank" OJSC according to the agreement № 120/03 of August 18, 2003 for the sum of RUR 250 000 ths, at 14, 5 per cent per annum, the contract time expires on February 12, 2004. Security for the given credit is the equipment for the sum of RUR 303 906, 7 ths.

- with "International Moscow Bank" CJSC agreement №060/214/03 of August 8, 2003 for the sum of RUR 300 000 ths, at 12,35 per cent per annum, the contract time expires on June 8, 2005. Security for the given credit is the equipment for the sum of RUR 390 041, 4 ths.

In 1995-1996 Ministry of Finance of the Russian Federation granted the Company a long-term financing with the view of buying telecommunication equipment from foreign suppliers. "Vnesheconombank" stood as the agent, crediting the Company. At the end of the year 2003 liabilities to "Vnesheconombank" for the sum of 507 663 thousand rubles are overdue.

Repayment schedule of long-term credits and loans as of December 31, 2003.

	Amount repayable

In the year 2005	3338065,3
In the year 2006	204029,9
In the year 2007	604426,6
In the year 2008	601822,3
After the year 2008	24071,5
TOTAL:	**4772415,6**

6.13. Deferred tax liabilities (item 515 of Balance sheet)

Movement of deferred tax liabilities in the year 2003:

-Established at the beginning of the reporting period	65288
- Established during the reporting period on taxable temporary difference	182853
- repaid on increasing of tax payment	
-written off on retirement of objects, on which the temporal differences were calculated	
Balance as of December 31, 2003	**248142**

The Company determined deferred tax liabilities for taxable temporary differences, that emerged till January 1, 2003 in the amount of RUR 65 288 thousands.

6.14. Other long-term liabilities (item 520 of Balance sheet)

	01.01.2003	**31.12.2003**
Settlements with suppliers and contractors (commercial credits)	1035192	3177409
Long-term taxes and duties debts		1138
TOTAL:	**1035192**	**3178547**

In comparison with the last year the long-term credit indebtedness increased at RUR 2 143 355 ths, mainly due to the acquiring of equipment under leasing agreements As of December 31, 2003 the Company restructured the budget credit indebtedness for the payment of tax principal sum in the amount of RUR 888, 2 ths and for the payment of tax fines and penalties in the amount of RUR 3429,3 ths.

6.15. Accounts payable

Budget payments under taxes and fees (item 625 of the Balance sheet):

	01.01.2003	**31.12.2003**
Payments under VAT	106778	4946
Payments under profit tax	42757	1566

Payments under income tax on individuals	25716	27115
Payments under property tax	38593	36415
Payments under transport tax	101	85
Payments under land tax	416	213
Payments under single tax on imputed earnings	5	23
Payments under resource use tax	47	1
Payments under sales tax	32502	30520
Other taxes and fees	9945	1968
TOTAL:	256860	102852

Decreasing of tax liabilities to the budget at RUR 160108 ths is due to timely repayment of tax liabilities.

In the year 2003 the Company paid off taxes and fees liabilities with funds.

Other accounts payable (item 626 of Balance sheet):

	01.01.2003	31.12.2003
Settlements with advance holders	431	610
Settlements with employees on other operations	10	241
Settlements with other debtors	306486	518747
Payments under deposited amount	1845	1825
Payments under deferred taxes (VAT and sales tax)	128186	138804
Payments under property and personal insurance	32	27
Payments under claims	10	112
Investments payments		
Other settlements with subsidiaries and dependent Companies		230
Payments under taxes and fees	12257	68
Payments for securities transactions	1000	1000
Other payments	163160	376681
Total:	306927	519598

The credit indebtedness increased at RUR 213424 ths as compared to the year 2002.

6.16. Future period income (item 640 of Balance sheet)

	01.01.2003	31.12.2003
Budgetary funds of target financing, total	8146	458
including		
- civil defense	131	93
-preparedness activity and keeping of mobilized reserve	200	359

- budgetary fund in the form of non-circulating assets for other purposes	7815	
- budgetary fund in other forms for other purposes		6
Funds of target financing (apart from budgetary funds)	28059	52651
Future period income, total	171155	219786
including		
- gratuitous earnings	160560	211735
- other future period income	10595	8051
TOTAL:	207360	272896

7. Notes to essential items of income and statements

7.1. Revenues from primary activity

Proceeds from selling production and goods, from rendering service, from operating (excl.VAT, excises and similar obligatory payments) less Value-Added Tax and sales tax:

	2003	2002
Long- distance and international communication	6 047 413	5 220 275
City and rural telephony	5 307 573	3 813 068
Radio communication, broadcasting, TV, satellite communication	17 353	13 157
Wired radio	174 704	154 684
Wireless radio communication	16 791	17 559
Documentary electric communication	537 830	488 792
Revenues from new communication services	178 169	54 894
Revenues from communication operators	942 857	428 585
Other communication services (primary activities)		
Revenues from other activities (auxiliary activities)	283 899	340 966
TOTAL:	**13 506 587**	**10 531 981**

In the year 2003 the Ministry of antimonopoly policy and support of entrepreneurship carried out a reform of the interregional companies' interactive system with "Rostelecom" PJSC for allowing long-distance telephone traffic. Before August, 2003 the Company settled accounts to "Rostelecom" PJSC with integral payment rate for allowing 1min. along the net section of 50 km.

The integral payment rate included a linear component of "Rostelecom" PJSC and difference of weighted average of incoming and out coming terminating components of the interregional operators on allowing a long-distance traffic. The rate was calculated and approved once a year by the MAP of Russia according to data from traffic, allowed during the previous year, and did not reflect real economic gains and losses, connected with structure changes of incoming and out coming during settlement days.

In August, 2003 a new transparent and rational system of inter-operators' payments for allowing a long-distance traffic was adopted. The new system differentiates between payments for allowing long-distance telephone traffic along the net of "Rostelecom" PJSC and for traffic landing at the incoming end at operators and payments for landing of the incoming long-distance traffic on an operator's net. It made possible for the Company to gain profit from landing of the incoming traffic on their own nets, with respect to actual volume of traffic allowed during current period, that brought to the increase of income at RUR 241 341 ths. Owing to the change of payment system, expanses on the Company's settlements with "Rostelecom" PJSC for allowing long-distance traffic increased at RUR 273 883 ths.

Barter transactions

In the year 2003 a part of production sales of the Company was carried out on the terms of barter, it is characterized with the following figures:

	2003
Total number of organizations, participated in barter transactions	357
Revenue from barter transactions – total including:	466 658
With population	29 406
On reimbursement of benefits expenses	16 385
With budgetary organizations	26 089
With non-budgetary organizations	199 049
With operators	156 574
Under agency contracts	29 822
On auxiliary activities	9 333
Barter transactions revenue – total in per cent to the total revenueв, %	3,5

7.2. Losses from primary activities

Expenses on the sale of production and goods, on rendering service and on operating (less VAT, excises and similar obligatory payments):

	2003	2002
Wages expenditure	3 530 154	2 631 018
Assignments for social insurance	1 094 400	878 350
Fixed assets depreciation	1 070 538	708 157
Material expenses	964 579	799 394
Electricity	233 929	186 029

Expenses on the service of communication operators (apart from Companies of the Group)	285 970	264 926
Expenses on the service of communication operators, members of the Group	70 604	39 706
PJSC "Rostelecom" service costs	1 489 449	1 143 605
Service of third party organizations	737 232	472 118
Taxes and fees, included into primary activities expenses	31 681	128 689
Assignments to fund of Research and Development Work		13 491
Miscellaneous	944 411	757 304
TOTAL:	**10 452 974**	**8 022 787**

7.3 Operating profits and losses:

Structure of operating profits:	2003	2002
Revenue from sales and other retirement of other assets	279 255	1 301 873
Revenue from sales and other retirement of fixed assets	28 165	110 289
Joint activities' revenue	3 714	6 137
Other operating income	3 437	6 526
from them:		
Debiting of spare parts, scrap metal	53	2
Other operating service	3 384	6 524
TOTAL:	**314 571**	**1 424 825**

Structure of operating losses:

	2003	2002
Expenditures, from sale and other retirement of assets	162 559	127 538
Expenditures from sale and other retirement of fixed assets	85 069	37 891
Assignments to reserve on doubtful debsв	104 641	210 074
Assignments to reserve under investment depreciation	48 234	
Taxes and fees expenses	249 066	180 142
Expenditures for payment lending agencies' services	49 557	26 454
Expenditures from participation in joint activity	4	
Expenditures from participation in Charter capitals of other organizations		18
Other operating losses	24 483	62 240
from them:		
Additional expenses from issue of bonded loan	17 689	
Solvency evaluation service	1 277	

Losses from currency exchange	392	
Insurance of pledged property	4 504	
Examination of equipment for sale	98	
Other taxes and fees, not accepted in the view of taxation		525
Converting according to Bank of Foreign Economic Affairs		58 687
Others	523	3 028
TOTAL:	**723 613**	**644 357**

7.4. Non-sales profits and losses

Structure of non-sales profits

	2003	2002
Fines, penalties, forfeits for breach of agreements, receipts for compensation of causal damages	4 337	8 160
Earnings of previous years, discovered in the reported year	46 418	62 156
Differences in exchange	54 474	16 910
Differences in sum	22903	3120
Profit from written –off account receivable with expired term of limitation of action	5'704	20 694
Assets received for gratis	15 516	19 23
Receipt of payment damages	1 273	2 389
Property cost revealed as a result of inventory	2 594	1 802
Others	14 253	80 981
from them:		
Compensation of expenditure for servicing ADR	1 932	
Receipt of account receivable written-off before	4 646	266
VAT compensation by the bank of Russia		1 601
Compensation of expenses for the telephone installation to the privileged persons	29	64 822
others	7646	14292
TOTAL:	**167 472**	**215 435**

Structure of non-sales losses

	2003	2002
Fines, penalties, forfeits for breach of agreements, compensation of caused damages	55 723	30 932
Compensation of caused damages	195	439

Damages of past years, discovered at the reported period	82 091	197 661
Differences in exchange	137 627	299 138
Differences in sum	20 108	19 1245
Cost of lacked property as a result of inventory	38	147
Written –off account receivable of limitation of action expired term	1 836	8 305
Written –off account receivable , unreal for recovery	830	14 720
Expenditures from charity, sponsorship, conducting of cultural and mass arrangements and other similar work	80 611	53 846
Compensation of employees, not included into primary activities expenses	19 649	31 242
Membership fees in associations and non-profit organizations	134907	30 886
Preparedness activity and civil defense expenses	24 618	12 544
Fines and penalties on taxes and fees	18 873	22 028
Others	200 252	170 868
From them:		
After-estimation of account payable	60 555	40 548
Social funds expenses	18 751	10 644
Financing of DDU	15 881	14 803
Reorganization expenses	15 549	24 829
Servicing of own securities, work with shareholders	11 038	
Rent of cottages	10 042	8 571
Registration, rewrite	5 971	
Assignments to Professional Committee	5 884	6 516
Board of Director 's fee	19 380	
Others	37 201	64 957
TOTAL:	**777 358**	**1 064002**

7.5. Extraordinary profits and losses

Structure of extraordinary profits

	2003	**2002**
Insurance money	268	
Budgetary financing in case of emergency circumstances		
Wealth collect price after assets written-off		62
Other receipts in view of emergency circumstances		
TOTAL:	268	62

Structure of extraordinary losses:

	2003	2002
Cost of lost commodities and materials		5 056
Losses from fixed asset write-off (OC)	274	1 780
Expenses on liquidation of natural disaster consequences and other emergency circumstances	7 040	36 405
TOTAL:	**7 314**	**43 241**

7.6. According to the putting in force of bookkeeping statement "Accounting of profit tax calculations" (BS 18/2002), profit tax expenses liable to be deducted from the profit sum before taxation are determined as the sum of conditional profit tax expenses, adjusted to the sum of fixed tax liabilities and assets.

Profit tax expenses sum, mentioned above, is formed in the Profits and Losses Report for the year 2003 as the total of sums, reflected into items "Deferred tax assets", "Deferred tax liabilities" and "Current profit tax", description of the items in the present report is specified by Bookkeeping Statement "Accounting of profit tax calculations". The Company's profit tax expenses for the year 2002 are formed as the amount of profit tax, calculated in compliance with the requirements of Internal Revenue Code of the Russian Federation. The Company did not calculated deferred tax liabilities and assets and fixed tax liabilities and assets for the year 2002 either, so as this norm was not stipulated in Bookkeeping Statement "Accounting of profit tax calculations".

The Company determined the following components of profit tax in the year 2003:

Name of component	Amount	Income tax rate	Amount	Name of component
1. Book profit for the year 2003	1665084	24%	(399619)	Profit tax conditional expenditure
2. Fixed differences taxable	1338421	24%	(321221)	Fixed tax liability
3. Fixed differences deducted	596829	24%	143239	Fixed tax asset
4. Temporal differences taxable	761888	24%	182853	Deferred tax liability
5. Temporal differences deducted	108900	24%	26136	Deferred tax asset
Taxable base for profit tax	1753683	24%	(420884)	Current income tax

The Company's profit tax expenses for the year 2003 amounted to:

Total	**(577601)**
including	
- profit tax conditional expenses	(399619)
- fixed tax liability	(321221)
- fixed tax assets	143239

In Profits and losses report the Company's profit tax expenses are shown as the total of sums:

Total	**(577601)**
including	
- current tax	(420884)
- deferred tax liability	(182853)
- deferred tax assets	26136

Fixed differences taxable, that caused the adjustment of conditional profit tax, total	**1338421**
including:	
Difference in rules of doubtful debts reserve calculation	9251
Above-normative traveling expenses (daily allowance)	1265
Above-normative representation expenses	269
Interest, charged by a taxpayer-debtor to a creditor above amounts, recognized as expenses in the view of taxation according to Article 269 of	36
Amounts of voluntary membership fees (including entrance fee) to public organizations, voluntary fees sums of' members of unions, associations, organizations for running mentioned above unions, associations, organizations.	2224
Welfare payment	49885
Payment of extra vacations, above specified by the legislation in force	35
Fines, penalties for infringement of tax legislation	18872
Other fixed differences taxable	1256584
Fixed differences deducted, that caused the adjustment of conditional profit tax, total	**596829**
including:	
Recovered amount of untapped reserve for doubtful debts	869
Expenditures, transferred from other subsidiaries	322965
Share holding income after tax, deducted by Fiscal Agent	167488
Cost of property, received on a gratis basis	40889
Premium on share "Millionth subscriber"	18789
Other fixed differences deducted	45829

Temporal differences taxable, that caused the adjustment of conditional profit tax, total	**761888**
including:	
Difference in ways of fixed assets depreciation calculation in bookkeeping and tax accounting	538707
Losses (profits) , registered in bookkeeping on formation the original cost of depreciating property, which in tax accounting are registered simultaneously	117431
Other temporal differences taxable:	105750
Temporal differences deducted, that caused the adjustment of conditional profit tax, total	**108900**
including:	
Difference in ways of fixed assets depreciation calculation in bookkeeping and tax accounting	7245
Use of different rules of recognition of depreciated cost of fixed assets and expenses, connected with the transfer in bookkeeping and tax accounting in case of fixed assets's sale	17278
Particular method of losses recognition from separate servicing plants' and farms' activity	2542
Other temporal differences deducted	81835

7.7. Net profit of reported period

In the year 2003 the index "Net profit (loss) of the reported period" is determined according to bookkeeping data and is based on the fact, that profit tax expenses, deducted from profit amount before tax are recognized as the sum of profit tax conditional expenditure, adjusted to the sum of fixed tax liabilities and assets.

In the Profits and Losses Report for the year 2003 the index "Net profit (loss) of the reported period") is calculated according to the fact, that profit tax expenses, liable for deduction from profit amount before tax is formed as the total of sums, reflected in the items "Deferred tax assets", "Deferred tax liabilities" and "Current profit tax".

7.8. Profit per one share

Base profit per a share reflects a part of the reported year profit, charged to shareholders-owners of common shares. Base profit is calculated as attitude of base profit of the reported year to average weighted amount of common shares in circulation during the reported year.

Base profit for the reported year equals to net profit (line 190 of Profits and Losses Report) less preference shares dividends for the year 2003 in amount, offered but not approved by the Board of Directors on the date of signing of the accounting reports for the year 2003.

During calculations of average weighted amount of common shares in circulation during the reported year the shares, bought out from shareholders were deducted.

	2003

Base profit for the reported year, RUR ths	972392
Average weighted amount of common shares in circulation during the reported year, ths of shares	2960512964
Base profit per a share, RUR	0,32845

In the year 2003 the Company did not issue additional common shares. The Company did not own securities either, issue conditions of which stipulated their converting into additional number of common shares, and no event, connected with the increase of common shares number occurred. Therefore the Company does not calculate watered profit per a share.

8. Affiliated persons

In the Explanatory note The Company gives the most essential information about affiliated persons. The list of affiliated persons is in the Enclosure 2.

Head Company

The Company is controlled by Joint-Stock Company "Svyazinvest" PJSC, which owns 50, 69% of Company's common shares. The other 48, 31% of common shares are distributed among big number of shareholders. "Svyazinvest" PJSC is the final head company in the Group of interrelated organizations, which the Company enters.

Sale of production to affiliated persons

During reported year the Company rendered service, sold own production to the following affiliated persons:

Name of affiliated person	Kind of relation	Kind of sale	Method of operation price calculation	2003
PJSC "Rostelecom"	Control	Communication service	Ordinary commercial terms	265583
CJSC "Armavirski zavod svyazi"	Control	Goods supply	Ordinary commercial terms	855
CJSC "Healthcare complex "Orbita"	Control	Healthcare service	Ordinary commercial terms	1 410
CJSC"CMTP"	Control	Material and technical provision	Ordinary commercial terms	190
CJSC"Yugsvyazstroy"	Control	Construction service	Ordinary commercial terms	17 554
PJSC "Stavtelecom after Kuzminov V.I."	Control	Local, long-distance communication	Ordinary commercial terms	62 692

"Private security service"Zaschita- S"Ltd.	Control	Guarding service	Ordinary commercial terms	272
"Intmashservis" Ltd.	Control	Repair, servicing of communication facilities	Ordinary commercial terms	8 779
CJSC "Telesot-Alania"	Control	Mobile communication service GSM-900 MHz	Ordinary commercial terms	14 879
CJSC ""Astrakhan-Mobile"	Major influence	Mobile communication service AMPS - 800 MHz	Ordinary commercial terms	5 186
CJSC "Volgograd-GSM"	Major influence	Mobile communication service GSM-900 MHz	Ordinary commercial terms	63 185
CJSC "Volgograd-Mobile"	Major influence	Mobile communication service AMPS - 800 MHz	Ordinary commercial terms	3 113
CJSC "ZanElCom"	Major influence	Development, assembly, operation and servicing of the equipment of regional system of network information technologies	Ordinary commercial terms	208
CJSC "Kabardino-Balkarsky GSM"	Major influence	Mobile communication service	Ordinary commercial terms	206
CJSC "Karachaevo-CherkesskTeleSot"	Major influence	Mobile communication service GSM-900 MHz	Ordinary commercial terms	515
CJSC "Sotovaya Svyaz Alania"	Major influence	Mobile communication, NMT-450MHz	Ordinary commercial terms	4 213
CJSC "Stavropolskaya Sotovaya Svyaz	Major influence	Mobile communication service AMPS - 800 MHz	Ordinary commercial terms	4 485
CJSC "TeleRossVolgograd"	Major influence	Electric communication service	Ordinary commercial terms	853
CJSC"TeleRossKubanelectrosvyaz"	Major influence	Electric communication service	Ordinary commercial terms	4 682
PJSC "SKET"	Major influence	Commercial telecasting and broadcasting	Ordinary commercial terms	33

"Yug-giprosvyaz"Ltd.	Major influence	Design works	Ordinary commercial terms	8 062
TOTAL:				**466955**

Purchases from affiliated persons

During reported year the following affiliated persons rendered service to the Company:

Name of affiliated person	Kind of relation	Kind of purchase	Method of operation price calculation	2003
PJSC "Rostelecom"	Control	Communication service	Ordinary commercial terms	1518057
CJSC "Armavirski zavod svyazi"	Control	Goods supply	Ordinary commercial terms	140 364
CJSC"Avtozentr Yug"	Control	Communication service	Ordinary commercial terms	222
CJSC "Healthcare complex "Orbita"	Control	Healthcare service	Ordinary commercial terms	21 562
CJSC"CMTP"	Control	Material and technical provision	Ordinary commercial terms	17 083
CJSC"Yugsvyazstroy"	Control	Construction service	Ordinary commercial terms	985 696
PJSC "Stavtelecom after Kuzminov V.I."	Control	Local, long-distance communication	Ordinary commercial terms	301
"Private security Servce"Zaschita -S" Ltd.	Control	Guarding service	Ordinary commercial terms	11 479
"Intmashservis" Ltd.	Control	Repair, servicing of communication facilities	Ordinary commercial terms	50 400
CJSC "Volgograd-GSM"	Major influence	Mobile communication service GSM-900 MHz	Ordinary commercial terms	3 884
CJSC "Volgograd-Mobile"	Major influence	Mobile communication service AMPS - 800 MHz	Ordinary commercial terms	478
CJSC "Kabardino-Balkarsky GSM"	Major influence	Mobile communication service	Ordinary commercial terms	71
CJSC "Karachaevo-CherkesskTeleSot"	Major influence	Mobile communication service GSM-900 MHz	Ordinary commercial terms	3

CJSC "Mobilcom"	Major influence	Paging communication service	Ordinary commercial terms	17
CJSC "Sotovaya Svyaz Alania"	Major influence	Mobile communication, NMT-450 MHz	Ordinary commercial terms	231
CJSC "Stavropolskaya Sotovaya Svyaz	Major influence	Mobile communication service AMPS - 800 MHz	Ordinary commercial terms	316
"Yug-giprosvyaz"Ltd.	Major influence	Design works	Ordinary commercial terms	102 416
TOTAL:	X	X		**2852580**

Status of settlements with affiliated persons

As of December 31, 2003 affiliated persons' debt to the Company and the Company's debt to affiliated persons amount to:

Name	Kind of relation	Kind of debt	2003
PJSC "Rostelecom"	Control	Goods supply	5
CJSC "Armavirski zavod svyazi"	Control	Goods supply	529
CJSC "Healthcare Comlex "Orbita"	Control	Healthcare service	289
CJSC"CMTP"	Control	Material and technical provision	1 089
CJSC"Yugsvyazstroy"	Control	Construction service	4 793
PJSC "Stavtelecom after Kuzminov V.I."	Control	Local, long-distance communication	2 947
"Intmashservis" Ltd.	Control	Repair, servicing of communication facilities	3 629
CJSC "Telesot-Alania"	Control	Mobile communication service GSM-900 MHz	168
CJSC"Astrakhan-Mobile"	Major influence	Mobile communication service AMPS - 800 MHz	471
CJSC "Volgograd-GSM"	Major influence	Mobile communication service GSM-900 MHz	3 289
CJSC "Volgograd-Mobile"	Major influence	Mobile communication service AMPS - 800 MHz	7 539
CJSC "Kabardino-Balkarsky GSM"	Major influence	Mobile communication service	57

CJSC "Karachaevo-CherkesskTeleSot "	Major influence	Mobile communication service GSM-900 MHz	394
CJSC "Sotovaya Svyaz Alaniya"	Major influence	Mobile communication, NMT-450 MHz	149
CJSC "Stavropolskaya Sotovaya Svyaz	Major influence	Mobile communication service AMPS - 800 MHz	354
CJSC"TeleRossKubanelectrosvyaz"	Major influence	Electric communication service	439
PJSC "SKET"	Major influence	Commercial telecasting and broadcasting	79
"Yug-giprosvyaz"Ltd.	Major influence	Design works	35189
TOTAL:		-	**194 728**
PJSC "Rostelecom"	Control	Communication service	133 319
CJSC "Armavirski zavod svyazi"	Control	Goods supply	6 950
CJSC "Healthcare Complex "Orbita"		Healthcare service	289
CJSC"CMTP"	Control	Material and technical provision	1 089
CJSC"Yugsvyazstroy"	Control	Construction service	4 793
PJSC "Stavtelecom after Kuzminov V.I."	Control	Local, long-distance communication	2 947
"Intmashservis" Ltd.	Control	Repair, servicing of communication facilities	3 629
CJSC "Telesot-Alania"	Control	Mobile communication service GSM-900 MHz	168
CJSC"Astrakhan-Mobile"	Major influence	Mobile communication service AMPS - 800 MHz	471
CJSC "Volgograd-GSM"	Major influence	Mobile communication service GSM-900 MHz	3 289
CJSC "Volgograd-Mobile"	Major influence	Mobile communication service AMPS - 800 MHz	7 539
CJSC "Kabardino-Balkarsky GSM"	Major influence	Mobile communication service	57
CJSC "Karachaevo-CherkesskTeleSot "	Major influence	Mobile communication service GSM-900 MHz	394
CJSC "Sotovaya Svyaz Alaniya"	Major influence	Mobile communication, NMT-450 MHz	15

CJSC "Stavropolskaya Sotovaya Svyaz	Major influence	Mobile communication service AMPS - 800 MHz	14
CJSC "TeleRossVolgograd"	Major influence	Electric communication service	32
"Yug-giprosvyaz"Ltd.	Major influence	Design works	7 436

Board of Directors' fee

In the year 2003 the Company paid out fee (salary, bonus, benefits and privileges) to the members of Board of Directors and to the members of the Company's executives on the total amount of 59 177 101 rubles (in the year 2002 – 12 294 064 rubles). The list of the members of Board of Directors and members of the Company's management is in the section "General information" of the present explanatory note.

9. Off-state pension provisioning

In the year 2003 the Company worked under 11 Agreements with the off-state pension fund "Telecom Soyuz". According to the Agreements the Company has committed to pay fixed installments in the amount of RUR 67823, 2 ths (agreed by the Paties on the annual grounds).

The total amounts for the off-state pension insurance paid by the Company in the year 2002 and 2003, amounted to RUR 124306,2 ths (with account to affiliated organization).

10. Contingent liabilities

The Company is a respondent in series of arbitration proceedings, including the proceeding with taxing authorities. However, to the Company Management's opinion, the results of these proceedings will not influence greatly the financial status of the Company.

The Company concluded to charge a premium for quarter 4 and annual bonus to the members of Board of Directors, to member of auditing committee and to the Company's executives in the amount of RUR 19380 ths The sum indicated in the accountancy is annexed in line 020 of form 2 "Cost of sold goods, product, work, service" roe the year 2003 and in line 626 of form 1 "Other debtors" as of 31 December, 2003.

The Company's Board of Directors concluded to liquidate CJSC "Avtocentr-Yug", and "Rostovgiproshakht" Ltd. In quarter 1 of the year 2004 under acceptance-transfer-ownership certificate the property of CJSC "Avtocentr-Yug was accepted on the account of the Company in the amount of RUR 7248, 4 ths. The loss from write-off of CJSC "Avtocentr-Yug in the amount of RUR 27951, 6 ths will be reflected in the accountancy for the year 2003 In the Company's accountancy for the year 2003 there was built up a reserve for depreciation of financial investments< connected with CJSC "Avtocentr-Yug" and "Rostovgiproshakht" Ltd. for the sum of RUR 44658 ths.

According to the resolution № 10 of 14 April, 2003 of the executives of PJSC "Svyazinvest" about introduction of company's management system (ERP) in PJSC "Svyazinvest", the Company's Board of Directors made the decision about practicability of introduction of company's management system (ERP) on the base of software Oracle E-Business Suite and approved the agreement of software delivery with CJSC "Otkritie tekhnologii 98" for the sum of RUR 545296,4 ths (approximately USD 18089,4 ths.)

Under the agreement of delivery among other supplements the Company obtained 10745 E-business Suite 2003 Professional licenses of monopoly right of use of the software.

The Company plans to complete the establishment of the given system in the year 2006.

11. Events that have occurred after reported date

Dividends

The amount of the annual dividend per one share will be approved by the General Shareholders' Meeting on June 30, 2004. The Company's Board of Directors resolved to suggest to the General Shareholders' Meeting to approve a dividend for the year 2003 in the amount 0,0812 rubles per one common share and 0,11114 rubles per one preference share (in the year 2002 – correspondingly 0,0812 rubles and 0,1607 rubles), that amounts to RUR 348438,6 ths. (in the year 2002 – RUR 396618 ths). After approval annual dividends charged to shareholders will be reflected in the accounting reports for the year 2004.

Bargains with affiliated business

In March, 2004 Board of Directors approved the following bargains with affiliated business:

- Protocol №34 of 4 March, 2004 on cessation of participation in Charter Capital of the mobile communication operator with NMT- 450 standard CJSC "Sotovaya svyaz Alania" by selling "Direct" Ltd. at US 300 000 dollars.
- Protocol № 37 of 25 March, 2004 on cessation of participation of "UTK" PJSC in Charter Capital of "Astrakhan Mobile" CJSC 3AO by selling it at US 1 100 000 dollars.
- Protocol № 37 of 25 March, 2004 on cessation of participation of "UTK" PJSC in Charter Capital of "Volgograd Mobile" CJSC by selling it at US 2 900 000 dollars.
- Resolution of the Company's Board of Directors № 25 of 16 January, 2003 on increasing of Charter Capital of CJSC "Healthcare Complex "Orbita" by stock floatation of 80000 (eighty thousand) additional common non-documentary shares with nominal value 1000 (one thousand) rubles par share.

On the base of Board of Directors' Resolution of 30 September, 2003, Protocol № 18 it was agreed to distribute non-convertible interest bearing documentary bonds payable to bearer, series 02 with obligatory centralized storage in the amount of 1500 000 units with nominal value 1000 rubles per a bond and maturity date on the 1092-d day from the date of the start of distribution of bonds, distributing under public subscription.

Actual date of bonds distribution is February 11, 2004.

Credit policy

In quarter 1 of the year 2004 the Company concluded 5 credit agreements on the amount of RUR 1 360 000 ths, including the agreement № 78914 of 02 February, 2004 with PJSC "Alfa-Bank" for the amount of RUR 105000 ths, the agreement № 22/4 of 16 February, 2004 with CJSC "Promishlenno-Stroitelni Bank" for the amount of RUR 90000 ths, the agreement № 78959 of 19 February, 2004 with PJSC "Alfa-Bank" for the amount of RUR 75000 ths, the agreement № KRD/RK/013/04 of 16 March, 2004 with Joint-Stock Bank "Rosbank" for the amount of RUR1000000 ths, the agreement № 2860 of 24 March, 2004 with Joint-Stock Bank "Yugbank" for the amount of RUR 90000 ths. Dates of repayments are 31 May, 2005, 31 May, 2005, 30 November, 2004, 14 March, 2007, 22 April,2004 correspondingly. For the use of credit the Company pays off interests to the banks at 12-13, 75% interest rate per annum. The security for above credits is electronic equipment and communication lines for the amount of RUR1548948, 9 ths.

The law "About communication"

On 1 January, 2004 a new federal law about communication, establishing legal basis of communication branch activities in Russia and determining a branch-wise status of state structures entered into force. The law can increase the degree of Company's activities regulation and before the adoption of norms, corresponding to the law, the period of contradictions and uncertainty, connected with the interpretation of the law by regulating authorities is inevitable.

Pursuant to the new law the Company is liable to establish equal conditions on attachments of electric communication nets and on traffic allowing for the communication operators, that render the similar service and to render them the service of attachment and of traffic allowing on the same conditions and of the same quality as to its own organization departments and affiliated persons. Article 58 of the law of communication provides the possibility to impose liabilities for rendering universal communication service on a determined territory on the operator, which ranks a substantial position in communication net of general use. The list of universal services is provided under Article 57, they include the services of telephone communication with usage of taxophones and services on data transmitting and access to the "Internet" with usage of collective access centers.

According to the new law "About communication" the payment for local telephone connections is effectuated at a subscriber's (natural person's) option with application of a subscriber payment or with time rate payment.

To the management's opinion, the new law will not greatly influence the results of the financial and economical activities of the Company.

General Director	______________	Ignatenko I. F.
Chief Accountant	______________	Rusinova T. V.

Distribution of profits of "UTK" PJSC
(including annual dividends for the year 2003)

1. Main directions of retained earnings distribution in 2003.

№ №	Description	Unit	2003	
			Approved by the General Shareholders' Meeting	Report
1	2	3	4	5
1.	Opening balance of the retained earnings of the past years to be distributed, as of 01.01.03 г.	RUR ths	36804	36804
	Directions of its allocation:			
a)	For covering losses	RUR ths		
b)	For creating reserves			
c)	For increase of share capital with regard to retained profit of the past years	RUR ths	36804	36804
2.	Retained earnings of the reported year	RUR ths	1561915	1561915
	Main directions of distribution of retained earnings of the reported year:			
a)	For covering losses of the past years			
b)	For creating reserves Percentage ratio to net profit	RUR ths %	1629 0,1	1629 0,1
c)	For creating a special fund of employees (if it is provided for by the Company's constituent documents) Percentage ratio to net profit %	RUR ths %		
d)	For dividend payment Percentage ratio to net profit	 %	396618 25,4	396618 25,4
e)	For increase of share capital with regard to retained profit of the reporting year Percentage ratio to net profit	RUR ths %	1163668 74,5	1163668 74,5

2. Main directions of retained earnings distribution in 2004.

№№	Description	Unit	2004
			Plan
1	2	3	4

1.	Retained earnings of the reported year	RUR ths	1080437
	Main directions of distribution of retained earnings of the reported year:		
a)	For covering losses of the past years	RUR ths.	
b)	For creating reserves Percentage ratio to net profit	RUR ths %	
c)	For creating a special fund of employees (if it is provided for by the Company's constituent documents) Percentage ratio to net profit	RUR ths %	
d)	For dividend payment Percentage ratio to net profit	RUR ths %	348438,6 32,25
e)	For increase of share capital with regard to retained profit of the reporting year Percentage ratio to net profit	RUR ths %	731998,4 67,75

3) The order of payment dividends for the fiscal year 2003:

a) preferred share dividend amounting to 0.11114 ruble per one share. Dividend should be paid in cash prior to August 29, 2004;

b) common share dividend amounting to 0.08120 rubles per one share. Dividend should be paid in cash prior to December 31, 2004.